Form 10-K405, Exhibit 13
period 1996-09-30
SANTA CRUZ OPERATION INC
filed 1996-12-24
CIK 851560

                                                                      EXHIBIT 13

                    SELECTED FIVE YEAR FINANCIAL INFORMATION


                                                  Fiscal Year Ended September 30,
(In thousands, except per share data)     1996       1995       1994       1993       1992
--------------------------------------------------------------------------------------------
Net revenues                            $207,890   $199,329   $184,068   $178,243   $163,720
Cost of revenues                          51,904     53,479     51,953     52,292     61,300
                                        ----------------------------------------------------
Gross margin                             155,986    145,850    132,115    125,951    102,420
Operating expenses                       179,567    152,342    113,490    108,559     91,042
                                        ----------------------------------------------------
Operating earnings (loss)                (23,581)    (6,492)    18,625     17,392     11,378
                                        ----------------------------------------------------
Other income (expense):
  Interest income (expense), net           2,302      2,703      1,829        381     (1,015)
  Other expense, net                        (394)      (363)      (561)      (427)    (1,169)
                                        ----------------------------------------------------
    Profit (loss) before income taxes    (21,673)    (4,152)    19,893     17,346      9,194
                                        ----------------------------------------------------
  Income taxes                               741      1,956      5,647      3,500        677
    Net profit (loss)                   $(22,414)  $ (6,108)  $ 14,246   $ 13,846   $  8,517
                                        ----------------------------------------------------
    Net profit (loss) per share         $  (0.62)  $  (0.20)  $   0.45   $   0.47   $   0.32
                                        ----------------------------------------------------
    Weighted average shares
      outstanding                         36,179     30,922     31,941     29,527     26,307
                                        ----------------------------------------------------



                                                            September 30,
(In thousands                             1996       1995       1994       1993       1992
--------------------------------------------------------------------------------------------
Working capital                         $ 61,935   $ 60,539   $ 77,291   $ 60,072   $ 6,100
Total assets                             166,807    131,870    138,574    111,276    60,009
Long-term obligations                      9,332      7,521      1,084      1,898     2,073
Shareholders' equity                     101,581     82,182     89,644     70,531    16,899
                                        ----------------------------------------------------

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

SCO's mission is to be the leading supplier of UNIX System software for business-critical environments. SCO is the world's leading supplier of UNIX server and host systems, with a worldwide market share of over 37%, and a worldwide market share of over 78% of UNIX Systems on the Intel platform (source: IDC, 6/96). SCO sells and supports its products through a worldwide network of distributors, resellers, system integrators and OEMs.

  SCO is committed to bringing The Internet Way of Computing to business-critical environments, because it can dramatically lower the total cost of computing and is ideal for supporting heterogeneous systems and networks. The Internet Way of Computing was built on UNIX System Technologies, and as the leading provider of UNIX servers, SCO will continue to enhance its product line to support the new generation of network computers and Java based business-critical applications.

  In addition to historical information contained herein, this Discussion and Analysis may contain forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. The Company undertakes no obligation to publicly release the results of any revision to these forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Results of Operations

NET REVENUES

(in thousands)              1996        Change      1995      Change     1994
--------------------------------------------------------------------------------
Net revenues              $207,890        4%      $199,329      8%     $184,068
--------------------------------------------------------------------------------

The Company's net revenues are derived from two primary sources, software licenses and fees for services which include engineering services, consulting, custom engineering, support and training.

  Net revenues were $207.9 million in fiscal 1996 as compared to $199.3 million in fiscal 1995 and $184.1 million in fiscal 1994, representing increases of 4% and 8% from fiscal 1995 to fiscal 1996 and from fiscal 1994 to fiscal 1995, respectively. Beginning in fiscal 1996, net revenues included revenues derived from UnixWare packaged product shipments and SVRX source license revenue related to the acquisition of the UNIX business from Novell, Inc. which occurred in December of 1995. Beginning in fiscal 1995, net revenues included revenues from Visionware Limited (Visionware) which was acquired in December of 1994 and complemented the Company's existing client integration product offerings. Revenue is net of a provision for estimated future returns for stock balancing and excess quantities above levels the Company deems appropriate in its distribution channel partners.

LICENSE REVENUES License revenues were $189.0 million in fiscal 1996 as compared to $177.5 million in fiscal 1995 and $163.7 million in fiscal 1994, representing increases of 6% in fiscal 1996 over 1995 and 8% in fiscal 1995 over 1994. License revenues were approximately 91% of total net revenues for fiscal 1996 and 89% of total net revenues for both fiscal 1995 and 1994. The fiscal 1995 to 1996 license revenue increase was primarily attributable to unit volume increases (as opposed to price increases) of the Company's operating systems and layered products. The fiscal 1994 to 1995 license revenue increase was primarily attributable to unit volume increases of Visionware(R) products complementing the Company's client integration product offerings and, to a lesser extent, increased unit volume of operating systems. For the fiscal years ended September 30, 1996, 1995 and 1994, no single customer accounted for greater than 10% of the Company's license revenues.

SERVICE REVENUES Revenues from services were $18.9 million in fiscal 1996 as compared to $21.8 million in fiscal 1995 and $20.3 million in fiscal 1994, and represented a decrease of 13% in fiscal 1996 over fiscal 1995 and an increase of 7% in fiscal 1995 over 1994. The decrease in service revenues in fiscal 1996 was primarily attributable to the Company's decision to transition responsibility for the support and training of its product offerings to its channel partners in the first half of fiscal 1996. As a result, support and training revenues recognized by the Company decreased in 1996. The increase in service revenues in fiscal 1995 was primarily attributable to increases in custom engineering revenues and an increase in support services related to the Company's installed base of products as well as the growth of this installed base.

COST OF REVENUES

(In thousands)       1996      Change          1995    Change      1994
--------------------------------------------------------------------------------
Cost of revenues      $51,904   (3)%         $53,479     3%      $51,953
Percentage of
  net revenues          25%                     27%                 28%
--------------------------------------------------------------------------------

COST OF REVENUES The Company's overall cost of revenues as a percentage of net revenues can be affected by mix changes in net revenue contribution between licenses and services, mix changes in net revenue contribution between product families, mix changes in net revenue contribution between geographic regions and mix changes in net revenue contribution between channels of distribution, since both price and cost characteristics associated with these revenue streams can vary greatly. The Company can also experience fluctuations in cost of revenues as a percentage of revenues as net revenues increase or decrease since certain costs of revenues including technology, service, product assembly and distribution act as fixed costs within certain volume ranges.

COST OF LICENSE REVENUES Cost of license revenues include royalties paid to certain software vendors, product packaging, documentation and all costs associated with the acquisition of components, assembling of finished products, warehousing and shipping. Cost of license revenues as a percentage of license revenues decreased to 18% for fiscal 1996 from 19% in fiscal 1995 and 20% in fiscal 1994. Reduced third party royalty payments associated with the purchase of the UNIX business from Novell and the purchase of TCP/IP networking technology (both of which occurred in the first half of fiscal 1996) were primary factors in the reduced license costs in fiscal 1996. The balance of this improvement, both in fiscal 1996 and fiscal 1995, resulted from improved manufacturing overhead expense controls and a product mix shift from packaged products to licensed products, which do not include the costs associated with packaging, documentation and assembly.

COST OF SERVICE REVENUES Cost of service revenues include documentation, consulting, personnel related costs, including travel and lodging, associated with providing such services. Cost of service revenues as a percentage of service revenues increased to 94% in fiscal 1996 as compared to 91% in both fiscal 1995 and 1994. The fiscal 1996 increase in cost of services as a percentage of service revenues resulted primarily from incremental support costs for product offerings associated with the acquisition of the UNIX business from Novell.


RESEARCH AND DEVELOPMENT

(in thousands)                    1996    Change      1995      Change    1994
--------------------------------------------------------------------------------
Research and development        $39,009     21%     $32,208      15%     $28,046
Percentage of net revenues         19%                 16%                 15%
--------------------------------------------------------------------------------

The Company invests in research and development both for new products and to provide continuing enhancements to current products. Research and development expenses increased by 21% to $39.0 million in fiscal 1996 from $32.2 million in fiscal 1995. In fiscal 1995, research and development expenses increased 15% from the fiscal 1994 total expenditures of $28.0 million.

  Research and development expenses represented 19%, 16% and 15% of total net revenues in fiscal 1996, 1995 and 1994, respectively. The fiscal 1995 to 1996 increase in research and development spending was primarily attributable to increased personnel and facility costs associated with the acquisition of the UNIX business acquired from Novell. In addition, increased spending levels associated with the development and release of layered products (including SCO Doctor, SCO ARCserve/Open from Cheyenne and SCO Internet Family) also contributed to the fiscal 1996 increased product development spending. The fiscal 1994 to fiscal 1995 increase in research and development spending was primarily attributable to increased investment in new product releases including SCO OpenServer Release 5 and SCO XVision Version 6, increased spending to support the client integration products and localization efforts for the Company's current products.

  To date, the Company has expensed all of its software development costs, as incurred, in compliance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Software to be Sold, Leased or Otherwise Marketed."


SALES AND MARKETING

(in thousands)                     1996     Change      1995   Change     1994
--------------------------------------------------------------------------------
Sales and marketing               $79,359    (4)%     $82,493    23%     $66,855
Percentage of net revenues          38%                 41%                36%
--------------------------------------------------------------------------------

Sales and marketing expenses decreased by 4% to $79.4 million in fiscal 1996 from $82.5 million in fiscal 1995 and increased by 23% in fiscal 1995 from fiscal 1994 expenses of $66.9 million. Sales and marketing expenses represented

38%, 41% and 36% of total net revenues in fiscal 1996, 1995 and 1994, respectively. The fiscal 1995 to fiscal 1996 decrease was primarily attributable to decreased project spending in both corporate and channel marketing as well as decreased sales personnel related costs in the United States and Europe. These decreases were partially offset by increased cooperative advertising expenses and by increased spending levels in Japan in order to support new products associated with the acquisition of the UNIX business from Novell. The fiscal 1994 to fiscal 1995 increase was primarily attributable to increased sales and marketing spending in support of the client integration product offerings and incremental marketing spending in support of the Company's release of OpenServer Release 5.


GENERAL AND ADMINISTRATIVE

(in thousands)                 1996       Change       1995    Change     1994
--------------------------------------------------------------------------------
General and administrative    $22,836       17%      $19,547     5%      $18,589
Percentage of net revenues      11%                    10%                 10%
--------------------------------------------------------------------------------

General and administrative expenses increased by 17% to $22.8 million in fiscal 1996 from $19.5 million in fiscal 1995 and by 5% in fiscal 1995 from $18.6 million in fiscal 1994. General and administrative expenses represented 11% of total net revenues for fiscal 1996 and 10% for both fiscal 1995 and 1994. The increased spending in fiscal 1996 was primarily attributable to intangible assets amortization and personnel related costs associated with the purchase and assimilation of the UNIX business from Novell. See Note 13 of Notes to Consolidated Financial Statements. The spending increase in fiscal 1995 compared to fiscal 1994 was primarily attributable to increased personnel related costs to support the client integration product offerings and intangible assets amortization associated with the purchase of Visionware. See
Note 13 of Notes to Consolidated Financial Statements.

NON-RECURRING CHARGES

(in thousands)                 1996       Change       1995    Change     1994
--------------------------------------------------------------------------------
Non-recurring
  charges                    $38,363        112%    $18,094      -       -

Percentage of
  net revenues                 18%                     9%                -
--------------------------------------------------------------------------------

Non-recurring charges were $38.4 million representing 18% of total revenues in fiscal 1996. The charges, which primarily related to UnixWare products which had not yet reached technological feasibility, were incurred in the first fiscal quarter of 1996. Non-recurring charges of $14.1 million, which primarily related to Visionware products which had not yet reached technological feasibility, were incurred in the first fiscal quarter of 1995. Additional non-recurring costs of $4.0 million were incurred in the fourth fiscal quarter of 1995 related to severance and other personnel costs associated with the Company's restructuring of certain segments of its business operations. This restructuring resulted in a worldwide workforce reduction of approximately 8%.

OTHER INCOME (EXPENSE)


(In thousands)           1996     Change     1995       Change         1994
--------------------------------------------------------------------------------
Interest income, net    $2,302              $2,703                   $ 1,829
Other expense, net        (394)               (363)                     (561)
--------------------------------------------------------------------------------
Total other income       $1,908    (18)%    $2,340        85%         $1,268
Percentage of net
   revenues                1%                  1%                        1%
--------------------------------------------------------------------------------

Other income and expense consists of interest income net of interest expense, foreign exchange gains and losses and other miscellaneous items. Net interest income was $2.3 million, $2.7 million and $1.8 million for fiscal 1996, 1995 and 1994, respectively. The net interest income decrease in fiscal 1996 was primarily attributable to a decrease in the weighted average interest bearing balances maintained throughout the year. The net interest income increase in fiscal 1995 was primarily attributable to an increase in the weighted average interest bearing balances maintained throughout the year. Other expense was $.4 million for fiscal 1996 and 1995, and $.6 million for fiscal 1994. The fluctuation from period to period resulted primarily from intercompany transactions settled with the Company's U.K. subsidiary resulting in recognition of foreign exchange gains and losses.

INCOME TAXES

(in thousands)                 1996       Change       1995    Change     1994
--------------------------------------------------------------------------------
Income taxes                 $741          (62)%    $1,956      (65)%   $5,647

Percentage of
  net revenues                                        1%                  3%

Effective income
  tax rate                    (3)%                   (47)%               28%
--------------------------------------------------------------------------------

In fiscal 1996, 1995 and 1994, the Company's effective income tax rates were
(3)%, (47)% and 28%, respectively. The fiscal 1996 rate reflects non-deductible, non-recurring charges related to the acquisition of the UNIX business and a change in the valuation allowance for deferred tax assets. The fiscal 1995 rate reflects non-deductible, non-recurring charges related to the acquisition of Visionware, while the fiscal 1994 effective income tax rate includes the change in the valuation allowance for deferred tax assets. For an analysis of income taxes, see Note 12 of Notes to Consolidated Financial Statements.

NET PROFIT (LOSS)

(in thousands)             1996     Change       1995       Change        1994
--------------------------------------------------------------------------------
Net profit (loss)      $(22,414)    (267)%    $ (6,108)     (143)%      $ 14,246
Percentage of
  net revenues           (11)%                   (3)%                      8%
--------------------------------------------------------------------------------

The Company reported a net loss of $22.4 million and $6.1 million in fiscal 1996 and 1995, respectively, and a net profit of $14.2 million or 8% of total net revenues in fiscal 1994. The fiscal 1996 and fiscal 1995 net losses were primarily attributable to absolute increases in operating expenses and non-recurring charges which more than offset the increased gross margin levels as compared to fiscal 1994.

Factors That May Affect Future Results

The Company's future operating results may be affected by various uncertain trends and factors which are beyond the Company's control. These include adverse changes in general economic conditions and rapid or unexpected changes in the technologies affecting UNIX operating systems. The industry has become increasingly competitive and, accordingly, the Company's results any also be adversely affected by the actions of existing or future competitors, including the development of new technologies, the introduction of new products, and the reduction of prices by such competitors to gain or retain market share. The Company's results of operations could be adversely affected if it were required to lower its prices significantly.

  The Company participates in a highly dynamic industry and future results could be subject to significant volatility, particularly on a quarterly basis. The Company's revenues and operating results may be unpredictable due to the Company's shipment patterns. The Company operates with little backlog of orders because its products are generally shipped as orders are received. In general, a substantial portion of the Company's revenues has been booked and shipped in the third month of the quarter, with a concentration of these revenues in the latter half of that third month. In addition, the timing of closing of large license contracts and the release of new products and product upgrades increase the risk of quarter to quarter fluctuations and the uncertainty of quarterly operating results. The Company's staffing and operating expense levels are based on an operating plan and are relatively fixed throughout the quarter. As a result, if revenues are not realized in the quarter as expected, the Company's expected operating results could be adversely affected, and such effect could be substantial and could result in an operating loss.

  A substantial portion of the Company's revenues are derived from outside the United States. Trade sales to international customers represented 53%, 60% and 56% of total revenues for fiscal 1996, 1995 and 1994, respectively. A substantial portion of these international revenues are denominated in the U.K. pound sterling, and operating results can vary with changes in the U.S. dollar exchange rate for such currency. The Company's revenues can also be affected by general economic conditions in the United States, Europe and other international markets.

  The Company experiences seasonality of revenues for both European and the U.S. federal government markets. European revenues during the quarter ending June 30 are historically lower or relatively flat compared to the prior quarter. This reflects a reduction of customer purchases in anticipation of reduced selling activity during the summer months. Sales to the U.S. federal government generally increase during the quarter ending September 30. This seasonal increase is primarily attributable to increased purchasing activity by the U.S. federal government prior to the close of its fiscal budget year. Additionally, net revenues for the first quarter of the fiscal year are typically lower than net revenues of the prior quarter.

  The Company's results of operations could be adversely affected if it were to lower its prices significantly. In the event the Company reduced its prices, the Company's standard terms for selected distributors provide credit for inventory ordered in the previous 60 days, such credits to be applied against future purchases. Distributors may not return products for a refund.

  The Company's effective tax rate is subject to change based on the Company's ability to realize deferred tax assets and as new tax legislation is enacted.

  The Company continually evaluates potential candidates for acquisition. Such candidates are selected based on products or markets which are complementary to those of the Company's. The Company's operations and financial results could be significantly affected by such an acquisition.

  The Company's operations and financial results could be significantly affected by international factors such as changes in foreign currency exchange rates. The Company's operating strategy and pricing take into account changes in exchange rates over time. However, the Company's results of operations may be significantly affected in the short term by fluctuations in foreign currency exchange rates.

  The Company's policy is to amortize purchased software and technology licenses using the straight-line method over the remaining estimated economic life of the product including the period being reported on. Due to competitive pressures, it is possible that those estimates of anticipated future gross revenues, the remaining estimated economic life of the product, or both will be reduced significantly in the near future. As a result, the carrying amount of the Company's purchased software and technology licenses may be reduced materially in the near future and, therefore, could create an adverse impact on the Company's future reported earnings.

Liquidity and Capital Resources

  The Company has financed its operations through combinations of net proceeds from the Company's initial public offering, bank borrowings, equipment lease lines and cash flow generated from operations. As of September 30, 1996, the Company's principal sources of liquidity included cash and short-term investments of $54.8 million and an available $15 million bank line of credit under which the Company had no outstanding borrowings. The Company does not believe it will require borrowing capacity greater than the amount available under this line of credit for at least the next twelve months. See Notes 2, 3 and 7 of Notes to Consolidated Financial Statements.

  Working capital has been used to acquire capital equipment, products and technology, and to make facilities improvements. The Company's operating activities provided cash of $27.6 million for fiscal 1996, $3.3 million in fiscal 1995 and $27.9 million in fiscal 1994. Cash provided by (used for) investing activity during fiscal 1996, 1995 and 1994 was $(21.4) million, $6.4 million and $(58.5) million, respectively. In fiscal 1996, cash provided by operations was used to fund purchases of technology, property and equipment, and short-term investments. In fiscal 1995, proceeds from short-term investments were used to fund the purchase of Visionware, as well as the purchase of property and equipment. In fiscal 1994, proceeds from the Company's 1993 initial public offering and cash provided by operating activities funded short-term investments and the purchase of property and equipment. Cash provided by (used for) financing activities was $(5.9) million, $(5.6) million and $.7 million for fiscal 1996, 1995 and 1994, respectively. In fiscal 1996 and fiscal 1995, proceeds from the sale of Common Stock were more than offset by the Company's stock repurchases and payments on capital lease obligations. In fiscal 1994, proceeds from the sale of Common Stock exceeded payments on capital lease obligations and its bank line of credit.

  The Company believes that its existing cash and cash equivalents, short-term investments, funds generated from operations and available borrowing capabilities will be sufficient to meet its operating requirements through at least fiscal 1997.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                    Year Ended September 30,
(In thousands, except per share data)                        1996          1995             1994
---------------------------------------------------------------------------------------------------

Net revenues:

  Licenses                                                $ 189,032       $ 177,534       $ 163,744

  Services                                                   18,858          21,795          20,324
                                                          -----------------------------------------
     Net revenues                                           207,890         199,329         184,068
                                                          -----------------------------------------

Cost of revenues:

  Licenses                                                   34,135          33,688          33,542

  Services                                                   17,769          19,791          18,411
                                                          -----------------------------------------
     Total cost of revenues                                  51,904          53,479          51,953
                                                          -----------------------------------------
     Gross margin                                           155,986         145,850         132,115
                                                          -----------------------------------------
Operating expenses:

  Research and development                                   39,009          32,208          28,046

  Sales and marketing                                        79,359          82,493          66,855

  General and administrative                                 22,836          19,547          18,589

  Non-recurring charges                                      38,363          18,094             -
                                                          -----------------------------------------
     Total operating expenses                               179,567         152,342         113,490
                                                          -----------------------------------------
     Operating earnings (loss)                              (23,581)         (6,492)         18,625

Other income (expense):

  Interest income, net                                        2,302           2,703           1,829

  Other expense, net                                           (394)           (363)           (561)
                                                          -----------------------------------------
     Profit (loss) before income taxes                      (21,673)         (4,152)         19,893
                                                          -----------------------------------------
  Income taxes                                                  741           1,956           5,647
                                                          -----------------------------------------
     Net profit (loss)                                    $ (22,414)      $  (6,108)      $  14,246
                                                          -----------------------------------------
     Net profit (loss) per share                          $   (0.62)      $   (0.20)      $    0.45
                                                          -----------------------------------------
     Common and common equivalents used in computing
       net profit (loss) per share                           36,179          30,922          31,941
                                                          -----------------------------------------

See accompanying notes to consolidated financial statements.

                           CONSOLIDATED BALANCE SHEETS

                                                                                  September 30,
(In thousands, except for share data)                                          1996          1995
-----------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                                $  32,065       $  32,074
   Short-term investments                                                      22,766          14,816
   Receivables, net                                                            47,176          45,009
   Deferred tax assets                                                          6,152           3,896
   Other current assets                                                         9,670           6,911
                                                                            ---------       ---------
     Total current assets                                                     117,829         102,706
                                                                            ---------       ---------
Property and equipment, net                                                    15,546          14,991
Purchased software and technology licenses                                     19,908           5,640
Other assets                                                                   13,524           8,533
                                                                            ---------       ---------
       Total assets                                                         $ 166,807       $ 131,870
                                                                            ---------       ---------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Royalties payable                                                        $  10,644       $   6,852
   Trade accounts payable                                                      12,755          10,207
   Income taxes payable                                                         3,369              31
   Accrued expenses and other current liabilities                              22,288          18,991
   Deferred revenues                                                            6,838           6,086
                                                                            ---------       ---------
     Total current liabilities                                                 55,894          42,167
                                                                            ---------       ---------
Other long-term liabilities                                                     9,332           7,521
                                                                            ---------       ---------
Shareholders' equity:
  Common stock, net of notes receivable, authorized 100,000,000 shares
     Issued and outstanding 37,105,892 and 30,844,003 shares                  125,172          83,146
  Cumulative translation adjustment                                              (297)            (84)
  Accumulated deficit                                                         (23,294)           (880)
                                                                            ---------       ---------
     Total shareholders' equity                                               101,581          82,182
                                                                            ---------       ---------
       Total liabilities and shareholders' equity                           $ 166,807       $ 131,870
                                                                            ---------       ---------


See accompanying notes to consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                            Common Stock             Cumulative       Retained         Total
                                        ---------------------        Translation      Earnings      Shareholders'
         (In thousands)                 Shares         Amount        Adjustment      (Deficit)        Equity
----------------------------------------------------------------------------------------------------------------
BALANCES, SEPTEMBER 30, 1993            29,457       $  81,388       $  (1,839)      $  (9,018)      $  70,531

Issuance under stock option

  and purchase plans                     1,129           2,876             -               -             2,876

Stock option income tax benefit            -               500             -               -               500

Translation adjustment                     -               -             1,491             -             1,491

Net profit                                 -               -               -            14,246          14,246
--------------------------------------------------------------------------------------------------------------
BALANCES, SEPTEMBER 30, 1994            30,586       $  84,764       $    (348)      $   5,228       $  89,644

Issuance under stock option

  and purchase plans                       904           3,263             -               -             3,263

Common stock repurchases                  (760)         (7,489)            -               -            (7,489)

Visionware purchase                        114           1,075             -               -             1,075

Stock option income tax benefit            -             1,533             -               -             1,533

Translation adjustment                     -               -               264            --               264

Net loss                                   -               -               -            (6,108)         (6,108)
--------------------------------------------------------------------------------------------------------------
BALANCES, SEPTEMBER 30, 1995            30,844       $  83,146       $     (84)      $    (880)      $  82,182

Issuance under stock option

  and purchase plans                       823           2,734             -               -             2,734

Common stock repurchases                  (689)         (4,744)            -               -            (4,744)

UNIX business purchase                   6,128          43,773             -               -            43,773

Stock option income tax benefit            -               263             -               -               263

Translation adjustment                     -               -              (213)            -              (213)

Net loss                                   -               -               -           (22,414)        (22,414)
--------------------------------------------------------------------------------------------------------------
BALANCES, SEPTEMBER 30, 1996            37,106       $ 125,172       $    (297)      $ (23,294)      $ 101,581
--------------------------------------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                              Year Ended September 30,
(in thousands)                                                                       1996             1995            1994
----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit (loss)                                                                  $ (22,414)      $  (6,108)      $  14,246
Adjustments to reconcile net profit (loss) to net cash
  provided by operating activities -
    Depreciation and amortization                                                     16,151          10,369           6,485
    Fixed assets received in lieu of payment                                             -              (467)           (145)
    Charge for purchased research and development                                     38,363          11,177             -
    Changes in operating assets and liabilities, net of acquisitions -
      Receivables                                                                     (2,167)         (5,176)           (522)
      Deferred tax assets                                                             (1,842)         (4,673)         (1,650)
      Other current assets                                                              (336)           (226)           (795)
      Royalties payable                                                                5,002            (543)            976
      Trade accounts payable                                                           2,548             176             543
      Income taxes payable                                                               423          (4,350)          5,241
      Accrued expenses and other current liabilities                                  (7,333)          1,318           1,969
      Deferred revenue                                                                (1,673)           (272)            839
      Other long-term liabilities                                                        588             575             233
      Stock option income tax benefit                                                    263           1,533             500
                                                                                   -----------------------------------------
      Net cash provided by operating activities                                       27,573           3,333          27,920
                                                                                   -----------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:

    Purchases of property and equipment                                               (4,874)         (9,940)         (4,998)
    Purchases of software and technology licenses                                     (5,953)         (4,868)           (584)
    Proceeds from short-term investments                                              15,514          57,647          89,300
    Purchases of short-term investments                                              (23,464)        (20,851)       (140,913)
    Purchase of Visionware                                                               -           (13,675)            -
    Changes in other assets                                                           (2,658)         (1,960)         (1,314)
                                                                                   -----------------------------------------
      Net cash provided by (used for) investing activities                           (21,435)          6,353         (58,509)
                                                                                   -----------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:

    Payments on capital leases, notes payable, and line of credit obligations         (3,924)         (1,353)         (2,141)
    Net proceeds from sale of common stock                                             2,742           3,263           2,876
    Repurchases of common stock                                                       (4,752)         (7,489)            -
                                                                                   -----------------------------------------
      Net cash provided by (used for) financing activities                            (5,934)         (5,579)            735
                                                                                   -----------------------------------------
Effects of exchange rate changes on cash and cash equivalents                           (213)            264           1,491
                                                                                   -----------------------------------------
Change in cash and cash equivalents                                                       (9)          4,371         (28,363)

Cash and cash equivalents at beginning of year                                        32,074          27,703          56,066
                                                                                   -----------------------------------------
Cash and cash equivalents at end of year                                           $  32,065       $  32,074       $  27,703
                                                                                   -----------------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

  Cash paid during the period:
    Income tax payments                                                            $   1,955       $   8,545       $   1,200
    Interest payments                                                                    147             254             452
  Non-cash transactions:
    Capital lease agreement                                                        $   2,676       $      29       $     525
    Networking technology buyout                                                       8,205             -               -
    Purchase of UNIX business                                                         43,773             -               -
----------------------------------------------------------------------------------------------------------------------------



See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary Of Significant Accounting Policies

THE COMPANY SCO is a leading provider of UNIX system-based, open system software and has the largest installed base of such software for Intel processor-based computer systems. The Company's range of products enables business and government organizations of all sizes to integrate technologies and products from different vendors to create cost-effective, powerful networked information systems that perform highly complex, mission-critical business functions. SCO has built an experienced value-added distribution and development infrastructure to address and support the business needs of organizations implementing these solutions.

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the Company and its wholly and majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated. Investments in companies less than 20% owned are carried at cost.

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS Certain reclassifications have been made for consistent presentation.

CASH EQUIVALENTS AND INVESTMENTS The Company considers all highly liquid investments purchased with an original maturity of 90 days or less to be cash equivalents. Short-term investments include instruments with lives ranging from 91 days to three years. Until fiscal 1995, short-term investments were stated at cost which approximates market. In 1995, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Under the provision of SFAS
No. 115, the Company classified its investments in certain debt and equity securities as available-for-sale. Such investments are recorded at fair market value, and unrealized gains and losses are reported as a separate component of shareholders' equity. As of September 30, 1996, unrealized gains or losses on such investments were not significant.

CONCENTRATIONS OF CREDIT RISK The Company generates a significant portion of its revenues through distributors of personal computer software in North America, Europe and the Pacific Rim. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for potential credit losses. For the fiscal year ended September 30, 1996, no one customer's balance exceeded 10% of trade receivables.

INVENTORIES Inventories consist primarily of software documentation and storage media, which are stated at the lower of cost (first-in, first-out) or market. Inventories are included in other assets in the accompanying consolidated balance sheets.

PROPERTY AND EQUIPMENT Property and equipment are stated at cost and, except for capital lease and leasehold improvements, are depreciated using the straight-line method over the estimated useful lives of the assets, ranging from three to five years. Leasehold improvements and assets under capitalized leases are amortized using the straight-line method over the lesser of the remaining term of the lease or the estimated economic life of the asset.

PURCHASED SOFTWARE AND TECHNOLOGY LICENSES Purchased software consists of core intellectual property rights which the Company owns. Amounts capitalized are amortized using the straight-line method over the estimated lives of the products into which the software was incorporated. The estimated lives range from three to six years. Technology licenses represent payment streams for the rights to use and integrate third party technology into the Company's product offerings. Amounts capitalized are amortized pro ratably over the term of the contractual rights for the use of this technology, not exceeding five years.

SOFTWARE DEVELOPMENT COSTS Statement of Financial Accounting Standard No. 86 provides for the capitalization of certain software development costs once technological feasibility is established. Capitalized costs are then amortized on a straight-line basis over the estimated product life, or on the ratio of current revenues to total projected product revenues, whichever is greater. Through September 30, 1996, the Company believes its process for developing software was essentially completed concurrent with the establishment of technological feasibility, and accordingly, no software development costs have been capitalized to date.

REVENUE RECOGNITION Revenue from sales of software and software documentation products is generally recognized upon product shipment provided that no significant vendor obligations remain and collection of the resulting receivable is deemed probable. For those agreements which provide the customer the right to multiple copies in exchange for a non-refundable fixed fee, revenue is recognized at delivery of the product master of the first copy. Revenue is deferred for estimated future returns for stock balancing and excess quantities above levels the Company deems appropriate in the distribution channels. Revenue from support contracts, including support bundled with software licenses, is recognized ratably over the term of the contract.

The Company has entered into agreements whereby it licenses products to original equipment manufacturers. These agreements generally provide for nonrefundable commitment fees which are recognized upon contract signing and product acceptance. Such commitment fees received prior to product acceptance are deferred

The Company also provides contract engineering services, including the porting of system software, consulting, design and product review. Revenues from these services are recognized on the percentage-of-completion method unless refundable. If payments we refundable, revenues are deferred until customer acceptance.

The Company's existing revenue recognition policies comply with the provisions of the American Institute of Certified Public Accountants Statement of Position 91-1, "Software Revenue Recognition."

COOPERATIVE ADVERTISING The Company reimburses certain qualified customers for a portion of the advertising costs related to their promotion of the Company's products. The Company's liability for reimbursement is accrued at the time revenue is recognized as a percentage of the qualified customer's net revenue derived from the Company's products.

INCOME TAXES The Company records income taxes using an asset and liability approach that results in the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. In estimating future tax consequences, all expected future events other than enactment of changes in tax laws or rates are considered.

NET PROFIT (LOSS) PER SHARE Net profit (loss) per share is computed based on weighted average number of common shares outstanding and dilutive common equivalent shares from the assumed exercise of stock options using the treasury stock method.

RECENT ACCOUNTING PRONOUNCEMENTS In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of." SFAS No. 121 will be effective for fiscal years beginning after December 15, 1995, and requires long-lived assets to be evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company will adopt SFAS No. 121 in fiscal 1997 and does not expect its adoption to have a material impact on the Company's financial condition or on its consolidated statements of operations.

TRANSLATION ADJUSTMENTS All assets and liabilities denominated in foreign currencies are translated at the exchange rate on the balance sheet date. Revenues, cons and expenses are translated at average rates of exchange prevailing during the period. Translation adjustments are accumulated as a separate component of shareholders' equity. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations.

Note 2 - CASH AND CASH EQUIVALENTS

                                        September 30,
                                     -----------------
(in thousands)                         1996       1995
-------------------------------------------------------
Bank demand deposits                 $ 4,160    $ 6,044
Certificates of deposit                  676      2,091
Money market accounts                 23,652     16,257
U.S. Treasury bills                        -        496
Government agency bonds                    -      1,738
Corporate bonds                        3,577      5,448
-------------------------------------------------------
                                     $32,065    $32,074
=======================================================

Note 3 - SHORT-TERM INVESTMENTS

                                        September 30,
                                     -----------------
(in thousands)                         1996       1995
-------------------------------------------------------
U.S. Treasury bills                  $   119    $   734
U.S. Treasury notes                    3,462      1,899
Certificates of deposit                1,136          -
Government agency bonds               10,450      7,514
Corporate bonds                        7,599      4,669
-------------------------------------------------------
                                     $22,766    $14,816
=======================================================

At September 30, 1996, investments with maturity dates ranging from 91 days to 1 year totaled $5.8 million, and investments with maturity dates ranging from 1 year to 3 years totaled $16.9 million.

Note 4 - RECEIVABLES

                                            September 30,
                                       ----------------------
(in thousands)                             1996     1995
-------------------------------------------------------------
Trade accounts receivable              $ 58,306      $ 58,404
Less allowance for returns and
  doubtful accounts                     (11,130)      (13,395)
-------------------------------------------------------------
                                       $ 47,176      $ 45,009
=============================================================

Note 5 - PROPERTY AND EQUIPMENT

                                         September 30,
                                     -------------------
(In thousands)                           1996       1995
--------------------------------------------------------
Computer and office equipment        $ 34,284    $31,478
Furniture and fixtures                  7,245      6,883
Leasehold improvements                  6,719      6,322
--------------------------------------------------------
                                     $ 48,248   $ 44,683

Less accumulated depreciation and
 amortization                         (32,702)   (29,692)
--------------------------------------------------------
                                     $ 15,546    $14,991
========================================================

Note 6 - PURCHASED SOFTWARE

                                            September 30,
                                       ---------------------
                                          1996         1995
------------------------------------------------------------
(In thousands)
Purchased software and technology
 licenses, at cost                     $ 23,128      $ 7,792
Less accumulated amortization            (3,220)      (2,152)
------------------------------------------------------------
                                       $ 19,908      $ 5,640
============================================================

In March of 1996, the Company purchased a fully paid up license enabling it to integrate and distribute certain networking technology in perpetuity. Under the terms of the purchase agreement, consideration of $9.0 million is due in three equal installments with the final payment due in March of 1998. One installment payment of $3 million was made during fiscal 1996. The net present value of the remaining payments is included in purchased software and technology licenses in the Company's consolidated balance sheets and is being amortized over five years. Amortization expense of $1.0 million is included in cost of license revenues in the Company's Consolidated Statements of Operations.

Note 7 - BANK LINE OF CREDIT

At September 30, 1996, the Company had $15 million available under a domestic bank line of credit. The credit agreement provides that the Company may borrow an amount equal to 75% of eligible accounts receivable, subject to a total of $15 million. The interest rate on the line of credit is the prime rate and borrowings against the line of credit are unsecured. The line of credit requires that the Company maintain certain financial ratios, all of which the Company was in compliance with as of September 30, 1996. The weighted average interest rate on borrowings made against the line of credit during fiscal 1996 was 8.5%.

Note 8 - ROYALTIES PAYABLE

Royalties payable represent obligations to pay authors of certain software products under licensing agreements. In 1996, two corporate shareholders accounted for $7.6 million of the royalties payable balance and $4.1 million of royalty expense. One of the aforementioned shareholders accounted for $2.9 million of the royalties payable balance as of September 30, 1995 and $7.4 million and $7.5 million of royalty expense for fiscal 1995 and fiscal 1994, respectively.

Note 9 - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

                                         September 30,
                                      ------------------
(in thousands)                           1996       1995
--------------------------------------------------------
Accrued wages, commission, bonuses    $ 6,211    $ 6,166
Accrued advertising                     4,030      2,944
Accrued fringe benefits                 2,075      1,947
Other accrued expenses                  9,972      7,934
--------------------------------------------------------
                                      $22,288    $18,991
========================================================

Note 10 - COMMITMENTS

OPERATING LEASES The Company leases its facilities and certain equipment under non-cancelable operating leases that expire on various dates through fiscal 2020. The future minimum lease payments under operating leases are summarized as follows (in thousands):


Fiscal Year                   As of September 30, 1996
------------------------------------------------------
1997                                           $ 8,123
1998                                             6,506
1999                                             5,496
2000                                             5,377
2001                                             5,203
Thereafter                                      34,275
------------------------------------------------------
                                               $64,980
------------------------------------------------------

Rent expense amounted to approximately $8.2 million, $7.4 million and $6.9 million in fiscal 1996, 1995 and 1994, respectively.

  Included in the Company's operating lease commitments are facilities leased from Encinal Partners, a partnership which includes both a Company Executive Vice President and a principal stockholder. The Company's Board of Directors has reviewed and approved the lease agreements and determined that the lease agreements entered into by the Company are conducted on an "arms-length" basis. The lease term of these facilities is between two and nine years. Rent expense for these facilities amounted to approximately $1.4 million in both fiscal 1996 and 1995, and $1.5 million in fiscal 1994.

CAPITAL LEASES The Company leases certain equipment under agreements which have been classified as capital leases. At September 30, 1996, the cost of such leased equipment was $3.6 million and the accumulated amortization was $1.4 million. The present value of the minimum lease payments as of September 30, 1996 was $2.6 million, of which $1.0 million represents a current liability and $1.6 million represents a long-term liability. Future minimum lease payments, including interest of $.2 million, are $1.1 million, $.9 million, and $.8 million for the fiscal years ending September 30, 1997, 1998 and 1999, respectively.

SAVINGS PLANS The Company has a savings plan, which qualifies under section 401(k) of the Internal Revenue Code. Under the plan, participating U.S. employees may defer up to 25% of their pre-tax salary, but not more than the statutory limits. Beginning January 1995, the Company began a contribution matching program which is to be phased-in over the next three years. Under the terms of this program, the Company will match 50% of employee's contribution up to $1,000 or 2% of employee's annual salary for 1995; up to $2,000 or 4% of employee's annual salary for 1996; and up to $3,000 or 6% of employee's annual salary for 1997 and thereafter. For the year ended September 30, 1996, the Company's total contribution towards the 401(k) plan amounted to $.5 million.

  The Company also has a non-qualified executive deferred compensation plan which started in October of 1995. Under the terms of the plan, eligible officers and directors are permitted to defer a portion of their compensation. The liability for executive deferred compensation at September 30, 1996 was $.2 million.

  In December 1995, the Company agreed to take responsibility for an employee pension plan as part of their UNIX business acquisition. Under the terms of the acquisition, the Company agreed to assume the liability associated with the pension plan for employees they retained. At September 30, 1996, the Company's liability under the pension plan was $.4 million.

Note 11 - SHAREHOLDER'S EQUITY

PREFERRED STOCK The Company is authorized to issue 20,000,000 shares of Preferred Stock, of which 930,000, 1,950,000, 5,500,000 and 850,000 were designated Series A, Series B, Series C and Series C-1 Preferred Stock, respectively. As of September 30, 1996, there were no shares of Preferred Series stock either issued or outstanding.

1993 EMPLOYEE STOCK PURCHASE PLAN The Company has an Employee Stock Purchase Plan (ESPP) for all eligible employees which is administered by the Board of Directors. Under the ESPP, shares of the Company's ESPP stock may be purchased at six-month intervals at 85% of the fair market value on the first or last day of each six-month period whichever is lower. Employees may purchase shares through payroll deductions of up to 10% of gross compensation during an offering period. During 1996, 1995 and 1994, employees purchased 317,722, 376,047 and 351,116 shares at an average per share price of $5.47, $5.67 and $5.28, respectively. The number of shares reserved for issuance under the Purchase Plan increased by 500,000 shares in February 1996. As of September 30, 1996, 699,115 shares were reserved for future issuance.

1994 INCENTIVE STOCK OPTION PLAN As of September 30, 1996 and 1995, the Company had authorized 10,013,665 shares of Common Stock for issuance under the 1994 Incentive Stock Option Plan (the "Option Plan"), respectively. The Company's Board of Directors administers the Option Plan and determines the terms of the options granted under the Option Plan, including the exercise price, number of shares subject to each option and the exercisability thereof. In addition, the Company's stock committee is authorized to grant up to 20,000 shares to an individual employee or consultant under the terms of the Option Plan.

  The exercise price of all incentive options granted under the Option Plan must be at least equal to the fair market value. Options granted under the Option Plan prior to January 31, 1996 generally become exercisable over a five-year period. Effective January 31, 1996, the vesting period for subsequent grants was changed to four years. The term of each option is ten years.

  As of September 30, 1996 and 1995, 2,322,538 and 1,923,144 options were exercisable, respectively, under the Option Plan. The activity under the Option Plan for fiscal 1994, 1995 and 1996 is as follows:


                                                                     Shares
(In thousands                                                       Available
except per                   Options             Per Share         for Future
share price)                Outstanding            Price             Grants
--------------------------------------------------------------------------
OUTSTANDING AS OF
SEPTEMBER 30, 1993             4,340          $ .04 - $12.00           872
Additional shares
  authorized                     -                                   1,000
Granted                        2,525           5.12 -   9.12        (2,525)
Exercised                       (772)           .04 -   4.92            -
Cancelled                     (1,819)          1.25 - 12.00          1,819
--------------------------------------------------------------------------
OUTSTANDING AS OF
SEPTEMBER 30, 1994             4,274          $ .04 - $12.00         1,166
Additional shares
  authorized                      -                                  3,000
Granted                        2,700           6.19 -  13.94        (2,700)
Exercised                       (527)           .04 -  12.00            -
Cancelled                       (432)          1.25 -  13.63           432
--------------------------------------------------------------------------
OUTSTANDING AS OF
SEPTEMBER 30, 1995             6,015          $ .04 - $13.94         1,898
Additional shares
  authorized                      -
Granted                        1,235           5.63 -   8.25        (1,235)
Exercised                       (500)           .04 -   6.63            -
Cancelled                       (719)          1.25 -  13.63           719
--------------------------------------------------------------------------
OUTSTANDING AS OF
SEPTEMBER 30, 1996             6,031          $ .04 - $13.94         1,382
==========================================================================

1993 DIRECTOR OPTION PLAN The Company's 1993 Director Option Plan (the "Director Plan") provides for the granting of nonstatutory stock options to nonemployee directors of the Company and is administered by the Board of Directors. In February of 1996, the number of shares available for issuance under the Director Plan was increased by 150,000 shares from 400,000 shares to 550,000 shares. As of September 30, 1996, there were 188,000 shares available for grant under the plan and options outstanding were 356,000 of which 145,000 were vested. During the fiscal year ended September 30, 1996, 6,000 options were exercised at a price of $5.50. No options were exercised in prior periods.

COMMON STOCK REPURCHASES The Company repurchases its common stock on the open market, both systematically and non-systematically. Under the systematic stock repurchase plan, shares of common stock are repurchased to help negate the dilutive effects of the Incentive Stock Option Plan and the Employee Stock Purchase Plan. For the fiscal years ended September 30, 1996 and 1995, the purchase and retirement of common stock under the systematic plan was 601,000 shares and 760,000 shares, respectively. Under the non-systematic repurchase plan, the Company may repurchase up to 2,000,000 shares of its common stock. During the fiscal year ended September 30, 1996, 88,000 shares were repurchased and retired under the non-systematic plan. Both the systematic and non-systematic plans have been approved for continuance into fiscal 1997.

Note 12 - INCOME TAXES

Profit (loss) before income taxes for fiscal 1996, 1995 and 1994 include foreign pretax profit (loss) of approximately $2.2 million, $(.9) million and $9.5 million, respectively. The components of income taxes are as follows:


                                Fiscal Year Ended September 30,
                              -----------------------------------
(in thousands)                  1996         1995          1994
-----------------------------------------------------------------
Current:
  Federal                     $   301       $ 4,352       $ 1,972
  State                           814          (390)          687
  Foreign                       1,205         1,134         4,138
-----------------------------------------------------------------
     Total current              2,320         5,096         6,797
-----------------------------------------------------------------
Deferred:
  Federal                      (1,684)       (3,751)       (1,000)
  State                          (568)         (928)          -
  Foreign                         410             6          (650)
-----------------------------------------------------------------
    Total deferred             (1,842)       (4,673)       (1,650)
-----------------------------------------------------------------
Charge in lieu of income
  tax expense related to
  employee stock options          263         1,533           500
-----------------------------------------------------------------
                              $   741       $ 1,956       $ 5,647
=================================================================

Income taxes differ from the amount computed by applying the statutory federal income tax rate to profit (loss) before income taxes as follows:

                                     Fiscal Year Ended September 30,
                                  -----------------------------------
(In thousands)                       1996         1995          1994
---------------------------------------------------------------------
Statutory federal income tax
  (benefit) at 34%                $(7,369)      $(1,412)      $ 6,764
State income tax (benefit),
  net of federal effect               162          (870)          794

Non-deductible purchased
  research and development          2,239         4,022           -

Foreign income taxed at
  different rates                     577           778           938
Research credit                      (258)         (400)          -
FSC benefit                          (150)          (84)          -
Non-deductible expenses               121            96           -
Change in the total
  valuation allowance               5,398          (173)       (2,880)
Other, net                             21            (1)           31
---------------------------------------------------------------------
                                  $   741       $ 1,956       $ 5,647
=====================================================================

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented as follows:

                                          Fiscal Year Ended September 30,
                                     --------------------------------------
(In thousands)                        1996           1995              1994
---------------------------------------------------------------------------
Deferred tax assets:
Accruals and reserve
  accounts                          $  7,685       $  4,822       $  4,186

Property and equipment                   142            988            -
Purchased software                     8,117            -              -
Research credit                        1,481          4,030          1,882
Other credits                             -             683            287
---------------------------------------------------------------------------
Total gross deferred tax assets       17,425         10,523          6,355
Less valuation allowance              (9,598)        (4,200)        (4,373)
---------------------------------------------------------------------------
Net deferred tax assets                7,827          6,323          1,982
---------------------------------------------------------------------------
Deferred tax liabilities:
Property and equipment                   -              -              332
Purchased software                       815          1,153            -
---------------------------------------------------------------------------
Total deferred tax liabilities           815          1,153            332
---------------------------------------------------------------------------
Net tax assets and liabilities      $  7,012       $  5,170       $  1,650
==========================================================================

The net change in the total valuation allowance for the years ended September 30, 1996, 1995 and 1994 was an increase (decrease) of approximately $5.4 million, $(.2) million and $(2.9) million, respectively.

  The Company's management believes the uncertainty regarding the timing of the realization of net deferred tax assets requires a valuation allowance.

  The Company has unused research credit carry-forwards of approximately $1.5 million for federal tax purposes as of September 30, 1996, which expire in fiscal years 2008 through 2011.

  At September 30, 1996, the foreign subsidiaries of the Company had cumulative unremitted foreign earnings of approximately $7.8 million. Had these earnings been repatriated during fiscal 1996, the incremental U.S. tax liability would not have been material after taking into account underlying foreign taxes and tax credit carry-forwards. The management intends to reinvest these earnings indefinitely.

Note 13 - ACQUISITIONS

VISIONWARE LIMITED In December 1994, the Company completed the acquisition of Visionware Limited ("Visionware") for $13.7 million in cash and 114,342 shares of common stock. Non-recurring charges of $14.1 million were incurred in fiscal 1995 for costs associated with the acquisition. Of the nonrecurring charges, $11.2 million was related to non-tax deductible purchased research and development for Visionware products which had not yet reached technological feasibility, The remaining $2.9 million related to redundant facilities and other one-time acquisition related charges. Intangibles of $5.2 million, arising from the business acquisition, are amortized on the straight-line basis over estimated useful lives ranging from three to seven years. Amortization expense amounted to $.9 million in fiscal 1996 and $.7 million in fiscal 1995 and is included in general and administrative expenses in the Company's Consolidated Statements of Operations. The results of operations of Visionware have been included in the consolidated financial statements since December 1994. Visionware is engaged in the business of the development and distribution of PC connectivity software integrating PCs running Microsoft Windows with servers running UNIX applications.

UNIX BUSINESS In December 1995, the Company acquired certain assets related to the UNIX business including the core intellectual property from Novell. The consideration consisted of 6,127,500 newly issued shares of non-registered common stock and assumed liabilities totaling approximately $9.3 million. Additionally, cash payments to Novell with a present value of $84 million will be paid periodically by SCO to Novell provided certain unit volumes of UNIX system distribution is achieved. To date, distribution unit volume of UNIX systems has not reached levels which have required the Company to make cash payments to Novell. Such payments terminate at the end of the calendar year 2002. The acquisition has been accounted for using the purchase method of accounting and, therefore, the accompanying financial statements include the UNIX business since the date of the acquisition. Non-recurring charges of $38.4 million were incurred in fiscal 1996 for costs associated with the acquisition. The Company also purchased core intellectual property totaling $5.8 million, software technology licenses totaling $5.5 million and intangibles of $1.7 million. Software technology licenses and intangibles are amortized as general and administrative expenses on the straight-line basis over their estimated useful lives, generally five years.

Note 14 - RELATED PARTY

In January 1995, the Company purchased 10% of one of its domestic distribution channel partner's preferred series stock in exchange for cash, product and equipment valued at $1.0 million. In addition, the Company has loaned $1.0 million to this partner. The loan matures on July 1, 1998, but may be converted at any time prior to maturity for an additional 10% of either the partner's preferred series stock or common stock. Interest on the outstanding borrowing is due and payable at the loan's maturity.

  At September 30, 1996 and 1995, the Company had accounts receivable outstanding with the related party of $1.6 million and $1.7 million, respectively. Sales to the related party for fiscal years 1996 and 1995 were $7.7 million and $4.6 million, respectively.


Note 15 - INFORMATION BY GEOGRAPHIC AREA

                                                Fiscal Year Ended September 30,
                                         -----------------------------------------
(in thousands)                              1996            1995             1994
----------------------------------------------------------------------------------
NET REVENUES:
United States                            $ 125,759       $ 111,530       $ 109,542
Europe                                      80,603          87,799          74,526
Other international
  operations                                 1,528             -               -
----------------------------------------------------------------------------------
Total net revenues                       $ 207,890       $ 199,329       $ 184,068
==================================================================================
TRANSFERS BETWEEN GEOGRAPHIC AREAS:
United States                            $  16,894       $  23,807       $  18,772
Europe                                         916             945           5,798
----------------------------------------------------------------------------------
Total transfers                          $  17,810       $  24,752       $  24,570
==================================================================================
OPERATING EARNINGS (LOSS):
United States                            $ (29,017)      $  (5,111)      $   8,119
Europe                                       2,864             121           8,360
Other international
  operations                                   120          (1,052)          1,977
Eliminations                                 2,452            (450)            169
----------------------------------------------------------------------------------
Operating earnings (loss)                $ (23,581)      $  (6,492)      $  18,625
==================================================================================
IDENTIFIABLE ASSETS:
United States                            $ 135,040       $ 108,078       $ 107,163
Europe                                      31,930          33,280          34,689
Other international
  operations                                 3,860           5,310           4,499
Eliminations                                (4,023)        (14,798)         (7,777)
----------------------------------------------------------------------------------
Total assets                             $ 166,807       $ 131,870       $ 138,574
==================================================================================

Intercompany sales between geographic areas are accounted for at prices representative of unaffiliated party transactions. "Other international operations" includes the Company's subsidiary in Japan.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders of The Santa Cruz Operation, Inc.

We have audited the accompanying consolidated balance sheets of The Santa Cruz Operation, Inc. and subsidiaries as of September 30, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended September 30 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Santa Cruz Operation, Inc. and subsidiaries as of September 30, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1996, in conformity with generally accepted accounting principles.

KPMG Peat Marwick, LLP
San Jose, California

October 25, 1996

                        QUARTERLY FINANCIAL INFORMATION

                                                                              THREE MONTHS ENDED
                                         ----------------------------------------------------------------------------------------
                                         Sept. 30,   June 30,   Mar. 31,   Dec. 31,   Sept. 30,   June 30,   Mar. 31,   Dec. 31,
(In thousands, except per share data)      1996        1996       1996       1995       1995        1995       1995       1994
---------------------------------------------------------------------------------------------------------------------------------
Net revenues:
  Licenses                                $50,162    $49,404    $46,291    $ 43,175     $41,935    $45,856    $47,115    $42,628
  Services                                  5,052      4,623      4,444       4,739       5,217      5,065      6,159      5,354
                                          -------    -------    -------    --------     -------    -------    -------    -------
    Net revenues                           55,214     54,027     50,735      47,914      47,152     50,921     53,274     47,982
                                          -------    -------    -------    --------     -------    -------    -------    -------
Cost of revenues:
  Licenses                                  9,152      9,506      7,770       7,707       8,318      9,300      8,106      7,964
  Services                                  4,333      4,491      4,374       4,571       5,006      4,819      5,137      4,829
                                          -------    -------    -------    --------     -------    -------    -------    -------
    Total cost of revenues                 13,485     13,997     12,144      12,278      13,324     14,119     13,243     12,793
                                          -------    -------    -------    --------     -------    -------    -------    -------
    Gross margin                           41,729     40,030     38,591      35,636      33,828     36,802     40,031     35,189
                                          -------    -------    -------    --------     -------    -------    -------    -------
Operating expenses:
  Research and development                 11,071     10,617      9,376       7,945       8,051      8,406      8,300      7,451
  Sales and marketing                      20,386     19,575     19,676      19,722      20,609     22,386     20,665     18,833
  General and administrative                5,901      5,961      6,044       4,930       5,097      4,915      5,168      4,367
  Non-recurring charges                        --         --         --      38,363       3,999         --         --     14,095
                                          -------    -------    -------    --------     -------    -------    -------    -------
    Total operating expenses               37,358     36,153     35,096      70,960      37,756     35,707     34,133     44,746
                                          -------    -------    -------    --------     -------    -------    -------    -------
    Operating earnings (loss)               4,371      3,877      3,495     (35,324)     (3,928)     1,095      5,898     (9,557)

Other income (expense):
  Interest income, net                        646        547        480         629         527        673        604        899
  Other income (expense), net                 (90)       (16)       (94)       (194)       (207)       (82)      (143)        69
                                          -------    -------    -------    --------     -------    -------    -------    -------
    Profit (loss) before income taxes       4,927      4,408      3,881     (34,889)     (3,608)     1,686      6,359     (8,589)
                                          -------    -------    -------    --------     -------    -------    -------    -------
  Income taxes                                855      1,102        970      (2,186)     (1,028)       481      1,764        739
                                          -------    -------    -------    --------     -------    -------    -------    -------
    Net profit (loss)                     $ 4,072    $ 3,306    $ 2,911    $(32,703)    $(2,580)   $ 1,205    $ 4,595    $(9,328)
                                          -------    -------    -------    --------     -------    -------    -------    -------
    Net profit (loss) per share           $  0.11    $  0.09    $  0.08    $  (0.99)    $ (0.08)   $ (0.04)   $  0.14    $ (0.30)
                                          -------    -------    -------    --------     -------    -------    -------    -------
    Weighted average shares outstanding    38,150     38,502     38,164      32,968      30,896     33,489     33,744     30,754
                                          -------    -------    -------    --------     -------    -------    -------    -------
                                         ------------------------------------------

                             DIRECTORS AND OFFICERS

  Directors               Corporate Officers                                     Divisional Officers

  Ninian Eadie            Alok Mohan*+                                           Mick Adamson
                          President, Chief Executive Officer and acting          Regional Vice President, Pacific Rim
  Jean-Francois Heitz     Chief Financial Officer                                  Jeff Ait
  Ronald Lachman          Ed Adams+                                              Vice President, Volume Solutions Business
                          Senior Vice President and General Manager,
  Robert McClure          The Americas                                           Sheila Baker
                                                                                 Vice President, Segment Marketing
  Doug Michels            Ray Anderson+
                          Senior Vice President, Client Integration Division     Edmundo Costa
  Alok Mohan                                                                     Vice President, Channel Sales
                          Jim Clark+
  R. Duff Thompson        Senior Vice President, Asia/Pacific Operations         Gary Daniels
                                                                                 Vice President, Platform Products Division
  Enzo Torresi            Gary Horning
                          Vice President, Strategic Marketing                    Chris Flynn
  Gil Williamson                                                                 Regional Vice President, International and UK
                          John Jarvis
                          Senior Vice President, International Planning          Nimer Maabadi
                          and Business Development                               Vice President, The Americas, Western Area

                          Helene Mann-Bouchard                                   Mark Overgaard
                          Vice President, Worldwide Customer Delivery            Vice President, Embedded Systems Division
                          Systems
                                                                                 Antonio Privitera
                          David McCrabb                                          Regional Vice President, Italy
                          Vice President, Marketing and Channel Sales
                                                                                 Charlie Sciorra
                          Scott McGregor+                                        Vice President, The Americas, Eastern Area
                          Senior Vice President, Products
                                                                                 Craig Scobie
                          Doug Michels*+                                         Vice President, Project Region
                          Executive Vice President and
                          Chief Technical Officer                                Mike Shelton
                                                                                 Vice President, Enterprise Solutions Business
                          Jack Moyer+
                          Vice President, Human Resources                        Stefan Sjostrom
                                                                                 Regional Vice President, Central & Southern
                          Steve Sabbath*+                                        Europe and France
                          Vice President, Law and Corporate Affairs
                          and Secretary                                          Richard Treadway
                                                                                 Vice President, Layered Server Products
                          Geoff Seabrook+
                          Senior Vice President, EMEA

                          Mike Tilson
                          Chief Information Officer

                          James Wilt
                          Vice President, Business Development

*Elected by Board of Directors
+Executive Officer subject to the provisions of Section 16(b) of the Securities Exchange Act of 1934




36