Form 10-K405, Exhibit 13
period 1997-09-30
SANTA CRUZ OPERATION INC
filed 1997-12-23
CIK 851560

                                                                      EXHIBIT 13

THE SANTA CRUZ OPERATION, INC.
SELECTED FIVE YEAR FINANCIAL INFORMATION



                                                        Fiscal Year Ended September 30,
                                            -------------------------------------------------------------
(In thousands, except per share data)          1997         1996         1995         1994        1993
---------------------------------------------------------------------------------------------------------
Net revenues                                $ 193,660    $ 207,890    $ 199,329    $ 184,068    $ 178,243
Cost of revenues                               55,315       54,402       54,133       51,953       52,292
---------------------------------------------------------------------------------------------------------
Gross margin                                  138,345      153,488      145,196      132,115      125,951
Operating expenses                            154,939      177,069      151,688      113,490      108,559
---------------------------------------------------------------------------------------------------------
Operating earnings (loss)                     (16,594)     (23,581)      (6,492)      18,625       17,392
---------------------------------------------------------------------------------------------------------
Other income (expense):
    Interest income, net                        2,291        2,302        2,703        1,829          381
    Other expense, net                           (866)        (394)        (363)        (561)        (427)
---------------------------------------------------------------------------------------------------------
      Profit (loss) before income taxes       (15,169)     (21,673)      (4,152)      19,893       17,346
---------------------------------------------------------------------------------------------------------
    Income taxes                                    1          741        1,956        5,647        3,500
---------------------------------------------------------------------------------------------------------
      Net profit (loss)                     $ (15,170)   $ (22,414)   $  (6,108)   $  14,246    $  13,846
---------------------------------------------------------------------------------------------------------
      Net profit (loss) per share           $   (0.41)   $   (0.62)   $   (0.20)   $    0.45    $    0.47
---------------------------------------------------------------------------------------------------------
      Weighted average shares outstanding      36,628       36,179       30,922       31,941       29,527
---------------------------------------------------------------------------------------------------------

                                                                       September 30,
                                            -------------------------------------------------------------
(In thousands)                                1997       1996        1995        1994       1993
---------------------------------------------------------------------------------------------------------
    Working capital                         $  46,164    $  61,935    $  60,539    $  77,291    $  60,072
    Total assets                              146,665      166,807      131,870      138,574      111,276
    Long-term obligations                       9,545        9,332        7,521        1,084        1,898
    Shareholders' equity                       81,462      101,581       82,182       89,644       70,531
---------------------------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW


SCO's mission is to be the software that system builders choose for Network Computing. SCO is the world's leading supplier of UNIX server and host systems, with a worldwide market share of over 36%, and worldwide market share of over 78% of UNIX Systems on the Intel platform. SCO sells and supports its products through a worldwide network of distributors, resellers, system integrators and OEMs.

SCO is committed to bringing Network Computing to business-critical environments because it can dramatically lower the total cost of computing and is ideal for supporting heterogeneous systems and networks. Network Computing was built on UNIX system technologies, and, as the leading provider of UNIX servers, SCO will continue to enhance its product line to support the new generation of network computers and Java based business-critical applications.

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

Net revenues were $193.7 million in fiscal 1997, a 7% decrease from $207.9 million in fiscal 1996 and were $199.3 million in fiscal 1995, an increase of 4% from fiscal 1995 to fiscal 1996. Beginning in fiscal 1996, net revenues included revenues derived from UnixWare packaged product shipments and source license revenue related to the acquisition of the UNIX assets from Novell, Inc. which occurred in December of 1995. Beginning in fiscal 1995, net revenues included revenues from Visionware Limited (Visionware) which was acquired in December of 1994. Revenue is net of a provision for estimated future returns for stock balancing and excess quantities above levels the Company believes are appropriate in its distribution channel partners.

LICENSE REVENUES License revenues were $174.6 million in fiscal 1997 as compared to $189.0 million in fiscal 1996 and $177.5 million in fiscal 1995, representing a decrease of 8% in fiscal 1997 over 1996 and an increase of 6% in fiscal 1996 over 1995. License revenues were approximately 90% of total net revenues for fiscal 1997 and 91% and 89% of total net revenues for fiscal 1996 and 1995, respectively. The fiscal 1997 decline resulted from significant planned reduction in channel inventories across all product lines in the third quarter. The fiscal 1995 to 1996 license revenue increase was primarily attributable to unit volume increases (as opposed to price increases) of the Company's operating systems and layered products. For the fiscal years ended September 30, 1997, 1996 and 1995, no single customer accounted for greater than 10% of the Company's license revenues.

SERVICE REVENUES Revenue from services remained relatively constant in fiscal 1997 at $19.1 million, a 1% increase over the $18.9 million level of 1996. Service revenues of 1996 decreased 13% from $21.8 million in fiscal 1995. The decrease in service revenues in fiscal 1996 was primarily attributable to the Company's decision to transition responsibility for the training and support of its product offerings to its channel partners in the first half of fiscal 1996. As a result, training and support revenues recognized by the Company decreased in 1996.

COST OF REVENUES

COST OF REVENUES The Company's overall cost of revenues as a percentage of net revenues can be affected by mix changes in net revenue contribution between licenses and services, between product families, between geographic regions and between channels of distribution, since both price and cost characteristics associated with these revenue streams can vary greatly. The Company can also experience fluctuations in gross margin percentage as net revenues increase or decrease since certain costs of revenues including technology, service, product assembly and distribution act as fixed costs within certain volume ranges.

COST OF LICENSE REVENUES Cost of license revenues includes royalties paid to certain software vendors, amortization of acquired technologies, product packaging, documentation and all costs associated with the acquisition of components, assembling of finished products, warehousing and shipping. Cost of license revenues as a percentage of license revenues increased to 21% for fiscal 1997 from 19% in fiscal 1996 and 1995. Higher scrap and obsolescence charges plus the impact of stable fixed costs over lower unit sales volume accounted for the major portion of the increase in 1997. Reduced third party royalty payments associated with the purchase of the UNIX assets from Novell and the purchase of TCP/IP networking technology (both of which occurred in the first half of fiscal
1996) were primary factors in the reduced license costs in fiscal 1996.

COST OF SERVICE REVENUES Cost of service revenues includes documentation, consulting and personnel related expenses associated with providing such services. Cost of service revenues as a percentage of service revenues remained at 94% in fiscal 1997 as in 1996, but had increased from 91% in 1995. The fiscal 1996 increase in cost of service revenues as a percentage of service revenues resulted primarily from incremental support costs for product offerings associated with the acquisition of the UNIX assets from Novell.

RESEARCH AND DEVELOPMENT

The Company invests in research and development both for new products and to provide continuing enhancements to current products. Research and development expenses increased 18% to $46.1 million in fiscal 1997 from $39.0 million in fiscal 1996. In fiscal 1996, research and development expenses increased 21% from fiscal 1995 total expenditures of $32.2 million.

Research and development expenses represented 24%, 19% and 16% of total net revenues in fiscal 1997, 1996 and 1995, respectively. The 1997 spending increase as a percentage of sales was primarily attributable to personnel costs relating to accelerated development of next generation operating systems and technology focused on internet-enabled products. The fiscal 1995 to 1996 increase in research and development spending was principally due to increased personnel and facility costs associated with the acquisition of the UNIX assets acquired from Novell and to increased spending levels associated with the development and release of layered products.

To date, the Company has expensed as incurred all of its software development costs before reaching technological feasibility, which is defined as reaching a working model.

SALES AND MARKETING

Sales and marketing expenses, at $79.5 million, remained even with 1996 spending of $79.4 million. This represented a 4% decline from the 1995 level of $82.5 million. Sales and marketing expenses represented 41%, 38% and 41% of total net revenues in fiscal 1997, 1996 and 1995, respectively. While flat in absolute terms, the Company retargeted 1997 marketing spending towards reseller training, independent software vendor recruitment and higher corporate brand awareness. The fiscal 1995 to fiscal 1996 decrease was primarily attributable to decreased project spending in corporate and channel marketing, as well as decreased sales personnel related costs in the United States and Europe. These decreases were partially offset by increased cooperative advertising expenses and by increased spending levels in Japan in order to support new products associated with the acquisition of the UNIX assets from Novell.

GENERAL AND ADMINISTRATIVE

General and administrative expenses increased by 3% to $20.9 million in fiscal 1997 from $20.3 million in fiscal 1996 and by 8% in fiscal 1996 from $18.9 million in fiscal 1995. General and administrative expenses represented 11% of total net revenues for fiscal 1997, 10% for 1996 and 9% for 1995. The increased spending in 1997 was primarily attributable to a one-time charge for settlement of litigation. In 1996, increased spending was due to personnel related costs associated with the purchase and assimilation of the UNIX assets from Novell. ( See Note 14 of Notes to Consolidated Financial Statements.)

NON-RECURRING CHARGES

A worldwide restructuring during the third quarter of fiscal 1997 resulted in a one-time charge of $8.4 million, 4% of 1997 revenues. The charge includes a 10% reduction in headcount of $3.4 million, elimination of lease obligations of non-essential facilities of $1.9 million and a write-off of certain acquired technologies of $1.4 million. Of the $8.4 million, $5.3 million related to cash expenditures and $3.1 million related to non-cash charges. The Company anticipates that the majority of the payments will be made by fiscal 1998. Non-recurring charges were $38.4 million representing 18% of total revenues in fiscal 1996. The charges primarily related to UnixWare products which had not yet reached technological feasibility and were incurred in the first fiscal quarter of 1996. Non-recurring charges of $14.1 million, which primarily related to Visionware products which had not yet reached technological feasibility, were incurred in the first fiscal quarter of 1995. Additional non-recurring costs of $4.0 million were incurred in the fourth fiscal quarter of 1995 resulting from a worldwide restructuring that included an 8% workforce reduction.

OTHER INCOME (EXPENSE)

Other income and expense consists of interest income net of interest expense, foreign exchange gains and losses, and other miscellaneous items. Net interest income was $2.3 million for fiscal 1997 and 1996 and $2.7 million for 1995. The net interest income decrease in fiscal 1996 from 1995 was primarily attributable to a decrease in the weighted average interest bearing balances maintained throughout the year. Other expense was $.9 million for fiscal 1997 and $.4 million for fiscal 1996 and 1995. The change in 1997 was due to a foreign exchange loss of $.6 million associated with the settlement of an intercompany loan to the Company's U.K. subsidiary.

INCOME TAXES

In fiscal 1997, 1996 and 1995, the Company's effective income tax rates were 0%,
(3)% and (47)%, respectively. The fiscal 1997 rate primarily reflects the establishment of a valuation allowance for fiscal 1997 losses. The fiscal 1996 rate reflects non-deductible, non-recurring charges related to the acquisition of the UNIX assets and a change in the valuation allowance for deferred tax assets, while the fiscal 1995 rate reflects non-deductible, non-recurring charges related to the acquisition of Visionware. For an analysis of income taxes, see Note 12 of Notes to Consolidated Financial Statements.

NET PROFIT (LOSS)

The Company reported net losses of $15.2 million, $22.4 million and $6.1 million in fiscal 1997, 1996 and 1995, respectively. The fiscal 1997, 1996 and 1995 net losses were primarily attributable to absolute increases in operating expenses and non-recurring charges.

FACTORS THAT MAY AFFECT FUTURE RESULTS

The Company's future operating results may be affected by various uncertain trends and factors which are beyond the Company's control. These include adverse changes in general economic conditions and rapid or unexpected changes in the technologies affecting the Company's products. The process of developing new high technology products is complex and uncertain and requires accurate anticipation of customer needs and technological trends. The industry has become increasingly competitive and, accordingly, the Company's results may also be adversely affected by the actions of existing or future competitors, including the development of new technologies, the introduction of new products, and the reduction of prices by such competitors to gain or retain market share. The Company's results of operations could be adversely affected if it were required to lower its prices significantly.

The Company participates in a highly dynamic industry and future results could be subject to significant volatility, particularly on a quarterly basis. The Company's revenues and operating results may be unpredictable due to the Company's shipment patterns. The Company operates with little backlog of orders because its products are generally shipped as orders are received. In general, a substantial portion of the Company's revenues have been booked and shipped in the third month of the quarter, with a concentration of these revenues in the latter half of that third month. In addition, the timing of closing of large license contracts and the release of new products and product upgrades increase the risk of quarter to quarter fluctuations and the uncertainty of quarterly operating results. The Company periodically may adjust the level of inventory held in its distribution channels which may also cause quarter-to-quarter fluctuations. The Company's staffing and operating expense levels are based on an operating plan and are relatively fixed throughout the quarter. As a result, if revenues are not realized in the quarter as expected, the Company's expected operating results could be adversely affected, and such effect could be substantial and could result in an operating loss.

The Company experiences seasonality of revenues for both the European and the U.S. federal government markets. European revenues during the quarter ending June 30 are historically lower or relatively flat compared to the prior quarter. This reflects a reduction of customer purchases in anticipation of reduced selling activity during the summer months. Sales to the U.S. federal government generally increase during the quarter ending September 30. This seasonal increase is primarily attributable to increased purchasing activity by the U.S. federal government prior to the close of its fiscal year. Additionally, net revenues for the first quarter of the fiscal year are typically lower or relatively flat compared to net revenues of the prior quarter.

The overall cost of revenues may be affected by changes in the mix of net revenue contribution between licenses and services, product families, geographical regions and channels of distribution, as the costs associated with these revenues may have substantially different characteristics. The Company may also experience a change in margin as net revenues increase or decrease since technology costs, service costs and production costs are fixed within certain volume ranges.

The Company's results of operations could be adversely affected if it were to lower its prices significantly. In the event the Company reduced its prices, the Company's standard terms for selected distributors provide credit for inventory ordered in the previous 180 days, such credits to be applied against future purchases. The Company, as a matter of policy, does not allow product returns for refund. Product returns are generally allowances for stock balancing and are accompanied by compensating and offsetting orders. Revenue is net of a provision for estimated future stock balancing and excess quantities above levels the Company believes are appropriate in its distribution channels. The Company monitors the quantity and mix of its product sales.

The Company's effective tax rate is subject to change based on the ability of the Company to utilize its tax carryforwards and as new tax legislation is enacted.

A substantial portion of the Company's revenues are derived from outside the United States. Trade sales to international customers represented 55%, 53% and 60% of total revenues for fiscal 1997, 1996 and 1995, respectively. A substantial portion of these international revenues are denominated in the U.K. pound sterling and operating results can vary with changes in the U.S. dollar exchange rate for such currency. The Company's revenues can also be affected by general economic conditions in the United States, Europe and other international markets. The Company's operating strategy and pricing take into account changes in exchange rates over time. However, the Company's results of operations may be significantly affected in the short term by fluctuations in foreign currency exchange rates.

The Company has adopted a strategy of reviewing and forecasting all material foreign denominated assets and liabilities to cover any potential transactional gain or loss which may occur should exchange rates change significantly. The Company may employ hedging instruments to offset uncovered exposure.

The Company's policy is to amortize purchased software and technology licenses using the straight-line method over the remaining estimated economic life of the product, or on the ratio of current revenues to total projected product revenues, whichever is greater. Due to competitive pressures, it is reasonably possible that those estimates of anticipated future gross revenues, the remaining estimated economic life of the product, or both will be reduced significantly in the near future. As a result, the carrying amount of the Company's purchased software and technology licenses may be reduced materially in the near future and, therefore, could create an adverse impact on the Company's future reported earnings.

The Company continually evaluates potential acquisition candidates. Such candidates are selected based on products or markets which are complementary to those of the Company's. Acquisitions involve a number of special risks, including the successful combination of the companies in an efficient and timely manner, the coordination of research and development and sales efforts, the retention of key personnel, the integration of the acquired products, the diversion of management's attention to assimilation of the operations and personnel of the acquired companies, and the difficulty of presenting a unified corporate image. The Company's operations and financial results could be significantly affected by such an acquisition.

The Company's continued success depends to a significant extent on senior management and other key employees. None of these individuals is subject to a long-term employment contract or a non-competition agreement. Competition for qualified people in the software industry is intense. The loss of one or more key employees or the Company's inability to attract and retain other key employees could have a material adverse effect on the Company.

The stock market in general, and the market for shares of technology companies in particular, have experienced extreme price fluctuations, which have often been unrelated to the operating performance of the affected companies. In addition, factors such as new product introductions by the Company or its competitors may have a significant impact on the market price of the Company's Common Stock. Furthermore, quarter-to-quarter fluctuations in the Company's results of operations caused by changes in customer demand may have a significant impact on the market price of the Company's stock. These conditions, as well as factors which generally affect the market for stocks of high technology companies, could cause the price of the Company's stock to fluctuate substantially over short periods.


LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations through combinations of net proceeds from the Company's initial public offering, bank borrowings, equipment lease lines and cash flow generated from operations. As of September 30, 1997, the Company's principal sources of liquidity included cash and short-term investments of $51.7 million and available bank lines of credit of approximately $17 million against which the Company had $.7 million in outstanding borrowings. The Company does not believe it will require borrowing capacity greater than the amount available under these lines of credit for at least the next twelve months. See Notes 2, 3 and 7 of Notes to the Consolidated Financial Statements.

Working capital has been used to acquire capital equipment, products and technology, and to make facilities improvements. The Company's operating activities provided cash of $13.4 million in fiscal 1997, $27.0 million in fiscal 1996 and $2.8 million in fiscal 1995. Cash provided by (used for) investing activity during fiscal 1997, 1996 and 1995 was $(13.2) million, $(21.4) million and $6.4 million, respectively. In fiscal 1997 and 1996, cash provided by operations was used to fund purchases of technology, property and equipment, common stock repurchases and short-term investments. In fiscal 1995, proceeds from short-term investments were used to fund the purchase of Visionware, as well as the purchase of property and equipment. Cash provided by (used for) financing activities was $(10.0) million, $(5.3) million and $(5.0) million for fiscal 1997, 1996 and 1995, respectively. In fiscal 1997, 1996 and 1995, proceeds from the sale of Common Stock were more than offset by the Company's stock repurchases and payments on capital lease obligations.

The Company believes that its existing cash and cash equivalents, short-term investments, funds generated from operations and available borrowing capabilities will be sufficient to meet its operating requirements through at least fiscal 1998.

THE SANTA CRUZ OPERATION, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                     Year Ended September 30,
                                                               -----------------------------------
(In thousands, except per share data)                             1997         1996        1995
--------------------------------------------------------------------------------------------------
Net revenues:
    Licenses                                                   $ 174,552    $ 189,032    $ 177,534
    Services                                                      19,108       18,858       21,795
--------------------------------------------------------------------------------------------------
      Net revenues                                               193,660      207,890      199,329
--------------------------------------------------------------------------------------------------
Cost of revenues:
    Licenses                                                      37,272       36,633       34,342
    Services                                                      18,043       17,769       19,791
--------------------------------------------------------------------------------------------------
      Total cost of revenues                                      55,315       54,402       54,133
--------------------------------------------------------------------------------------------------
      Gross margin                                               138,345      153,488      145,196
--------------------------------------------------------------------------------------------------
Operating expenses:
    Research and development                                      46,130       39,009       32,208
    Sales and marketing                                           79,536       79,359       82,493
    General and administrative                                    20,900       20,338       18,893
    Non-recurring charges                                          8,373       38,363       18,094
--------------------------------------------------------------------------------------------------
      Total operating expenses                                   154,939      177,069      151,688
--------------------------------------------------------------------------------------------------
      Operating loss                                             (16,594)     (23,581)      (6,492)
Other income (expense):
    Interest income, net                                           2,291        2,302        2,703
    Other expense, net                                              (866)        (394)        (363)
--------------------------------------------------------------------------------------------------
      Loss before income taxes                                   (15,169)     (21,673)      (4,152)
--------------------------------------------------------------------------------------------------
    Income taxes                                                       1          741        1,956
--------------------------------------------------------------------------------------------------
      Net loss                                                 $ (15,170)   $ (22,414)   $  (6,108)
--------------------------------------------------------------------------------------------------
      Net loss per share                                       $   (0.41)   $   (0.62)   $   (0.20)
--------------------------------------------------------------------------------------------------
      Common and common equivalents used in computing
           net loss per share                                     36,628       36,179       30,922
--------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements

THE SANTA CRUZ OPERATION, INC.
CONSOLIDATED BALANCE SHEETS


                                                                          September 30,
                                                                     ----------------------
(In thousands, except for share data)                                  1997         1996
-------------------------------------------------------------------------------------------
ASSETS
Current assets:
    Cash and cash equivalents                                        $  23,225    $  32,065
    Short-term investments                                              28,486       22,766
    Receivables, net                                                    36,546       47,176
    Deferred tax assets                                                  6,631        6,152
    Other current assets                                                 6,934        9,670
-------------------------------------------------------------------------------------------
      Total current assets                                             101,822      117,829
-------------------------------------------------------------------------------------------
Property and equipment, net                                             13,666       15,546
Purchased software and technology licenses, net                         16,523       19,908
Other assets                                                            14,654       13,524
-------------------------------------------------------------------------------------------
         Total assets                                                $ 146,665    $ 166,807
-------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Royalties payable                                                $  11,262    $  10,644
    Trade accounts payable                                               8,600       12,755
    Income taxes payable                                                 1,101        3,369
    Accrued expenses and other current liabilities                      27,230       22,288
    Deferred revenues                                                    7,465        6,838
-------------------------------------------------------------------------------------------
      Total current liabilities                                         55,658       55,894
-------------------------------------------------------------------------------------------
Other long-term liabilities                                              9,545        9,332
-------------------------------------------------------------------------------------------
Shareholders' equity:
    Common stock, net of notes receivable of $88 from an officer of the Company, authorized 100,000,000 shares
      Issued and outstanding 36,450,115 and 37,105,892 shares          119,287      125,172
    Cumulative translation adjustment                                      639         (297)
    Accumulated deficit                                                (38,464)     (23,294)
-------------------------------------------------------------------------------------------
      Total shareholders' equity                                        81,462      101,581
-------------------------------------------------------------------------------------------
         Total liabilities and shareholders' equity                  $ 146,665    $ 166,807
-------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements

THE SANTA CRUZ OPERATION, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY



                                        Common Stock        Cumulative    Retained      Total
                                   ----------------------   Translation   Earnings   Shareholders'
(In thousands)                         Shares    Amount      Adjustment   (Deficit)    Equity
--------------------------------------------------------------------------------------------------
BALANCES, SEPTEMBER 30, 1994           30,586   $ 84,764       $ (348)     $ 5,228    $ 89,644
Issuance under stock option and
   purchase plans                         904      3,263           --           --       3,263
Common stock repurchases                 (760)    (7,489)          --           --      (7,489)
Visionware purchase                       114      1,075           --           --       1,075
Stock option income tax benefit            --      1,533           --           --       1,533
Translation adjustment                     --         --          264           --         264
Net loss                                   --         --           --       (6,108)     (6,108)
--------------------------------------------------------------------------------------------------
BALANCES, SEPTEMBER 30, 1995           30,844   $ 83,146        $ (84)      $ (880)   $ 82,182
Issuance under stock option and
   purchase plans                         823      2,734           --           --       2,734
Common stock repurchases                 (689)    (4,744)          --           --      (4,744)
UNIX asset purchase                     6,128     43,773           --           --      43,773
Stock option income tax benefit            --        263           --           --         263
Translation adjustment                     --         --         (213)          --        (213)
Net loss                                   --         --           --      (22,414)    (22,414)
--------------------------------------------------------------------------------------------------
BALANCES, SEPTEMBER 30, 1996           37,106  $ 125,172       $ (297)    $(23,294)  $ 101,581
Issuance under stock option and
   purchase plans                         872      2,981           --           --       2,981
Common stock repurchases               (1,528)    (9,110)          --           --      (9,110)
Stock option income tax benefit            --        244           --           --         244
Translation adjustment                     --         --          936           --         936
Net loss                                   --         --           --      (15,170)    (15,170)
--------------------------------------------------------------------------------------------------
BALANCES, SEPTEMBER 30, 1997           36,450  $ 119,287        $ 639     $(38,464)   $ 81,462
--------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

THE SANTA CRUZ OPERATION, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                  Year Ended September 30,
                                                                             ---------------------------------
(In thousands)                                                                 1997        1996        1995
--------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                                     $(15,170)   $(22,414)   $ (6,108)
Adjustments to reconcile net loss to net cash
  provided by operating activities -
        Depreciation and amortization                                          16,312      16,151      10,369
        Fixed assets received in lieu of payment                                   --          --        (467)
        Charge for purchased research and development                              --      38,363      11,177
        Deferred tax assets                                                    (1,017)     (1,842)     (4,673)
        Stock option income tax benefit                                           244         263       1,533
        Changes in operating assets and liabilities, net of acquisitions -
             Receivables                                                       10,630      (2,167)     (5,176)
             Other current assets                                               2,736        (336)       (226)
             Royalties payable                                                    618       5,002        (543)
             Trade accounts payable                                            (4,155)      2,548         176
             Income taxes payable                                              (1,132)        423      (4,350)
             Accrued expenses and other current liabilities                     3,714      (7,333)      1,318
             Deferred revenue                                                     627      (1,673)       (272)
--------------------------------------------------------------------------------------------------------------
                 Net cash provided by operating activities                     13,407      26,985       2,758
--------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
        Purchases of property and equipment                                    (1,796)     (4,874)     (9,940)
        Purchase of software and technology licenses                           (5,188)     (5,953)     (4,868)
        Sales of short-term investments                                        17,006      15,514      57,647
        Purchases of short-term investments                                   (22,726)    (23,464)    (20,851)
        Purchase of Visionware                                                     --          --     (13,675)
        Changes in other assets                                                  (499)     (2,658)     (1,960)
--------------------------------------------------------------------------------------------------------------
            Net cash provided by (used for) investing activities              (13,203)    (21,435)      6,353
--------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
        Payments on capital leases                                             (1,627)     (3,924)     (1,353)
        Net proceeds from sale of common stock                                  2,981       2,742       3,263
        Repurchases of common stock                                            (9,110)     (4,752)     (7,489)
        Other long-term liabilities                                            (2,224)        588         575
--------------------------------------------------------------------------------------------------------------
            Net cash used for financing activities                             (9,980)     (5,346)     (5,004)
--------------------------------------------------------------------------------------------------------------
Effects of exchange rate changes on cash and cash equivalents                     936        (213)        264
--------------------------------------------------------------------------------------------------------------
Change in cash and cash equivalents                                            (8,840)         (9)      4,371
Cash and cash equivalents at beginning of year                                 32,065      32,074      27,703
--------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                     $ 23,225    $ 32,065    $ 32,074
--------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
        Cash paid -
              Income taxes                                                   $  2,168    $  1,955    $  8,545
              Interest                                                            643         147         254
        Non-cash financing and investing activities -
              Assets recorded under capital leases                           $  4,063    $  2,676    $     29
              Networking technology buyout (see Note 6)                            --       8,205          --
              Purchase of UNIX assets with common stock                            --      43,773          --
--------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY SCO is a leading provider of UNIX-based, open system software. The Company's products enable business and government organizations of all sizes to integrate technologies and products from different vendors to create cost-effective, powerful, networked information systems that perform highly complex, mission-critical business functions. SCO has built an experienced distribution and development infrastructure to support its products.

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the Company and its wholly and majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated. Investments in companies less than 20% owned are carried at lower of cost or net realizable value.

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

CASH EQUIVALENTS AND INVESTMENTS The Company considers all highly liquid investments with an original maturity of 90 days or less at the date of acquisition to be cash equivalents. Short-term investments include instruments with lives ranging from 91 days to three years. The Company classifies its investments in certain debt and equity securities as available-for-sale. Such investments are recorded at fair market value, based on quoted market prices, and unrealized gains and losses are reported as a separate component of shareholders' equity. As of September 30, 1997 and 1996, unrealized gains or losses on such investments were not significant. The cost of securities is based on the specific identification method.

PROPERTY AND EQUIPMENT Property and equipment are stated at cost and, except for assets recorded under capital lease and leasehold improvements, are depreciated using the straight-line method over the estimated useful lives of the assets, ranging from three to five years. Leasehold improvements and assets recorded under capitalized leases are amortized using the straight-line method over the lesser of the remaining term of the lease or the estimated economic life of the asset, ranging from one to ten years.

PURCHASED SOFTWARE AND TECHNOLOGY LICENSES Purchased software consists of core intellectual property rights which the Company owns. Technology licenses represent payments for the rights to use and integrate completed third party technology into the Company's product offerings. Amounts capitalized are amortized on a straight-line basis over the estimated product life, ranging from three to six years, or on the ratio of current revenues to total projected product revenues, whichever is greater.

ACCOUNTING FOR LONG-LIVED ASSETS The Company reviews property and equipment and purchased software and technology licenses for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of its carrying amount to future net cash flows the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair market value.

SOFTWARE DEVELOPMENT COSTS Statement of Financial Accounting Standard No. 86 provides for the capitalization of certain software development costs once technological feasibility is established.

Capitalized costs are then amortized on a straight-line basis over the estimated product life, or on the ratio of current revenues to total projected product revenues, whichever is greater. Through September 30, 1997, the Company believes its process for developing software was essentially completed concurrent with the establishment of technological feasibility, and accordingly, no software development costs have been capitalized to date.

REVENUE RECOGNITION Revenue from sales of software and software documentation products is generally recognized upon product shipment provided that no significant vendor obligations remain and collection of the resulting receivable is probable. For those agreements which provide the customer the right to multiple copies in exchange for a nonrefundable fixed fee, revenue is recognized at delivery of the product master of the first copy. Revenue is deferred for estimated future returns for stock balancing and excess quantities above levels the Company believes are appropriate in the distribution channels. Revenue from support contracts, including support bundled with software licenses, is recognized ratably over the term of the contract.

The Company has entered into agreements whereby it licenses products to original equipment manufacturers. These agreements generally provide for nonrefundable commitment fees which are recognized upon contract signing, product acceptance and delivery. Such commitment fees received prior to product acceptance are deferred.

The Company also provides contract engineering services, including the porting of system software, consulting, design and product review. Revenues from these services are recognized on the percentage-of-completion method unless refundable. If payments are refundable, revenues are deferred until customer acceptance.

The Company's existing revenue recognition policies comply with the provisions of the American Institute of Certified Public Accountants Statement of Position 91-1, Software Revenue Recognition.

COOPERATIVE ADVERTISING The Company expenses advertising costs as incurred. The Company reimburses certain qualified customers for a portion of the advertising costs related to their promotion of the Company's products. The Company's liability for reimbursement is accrued at the time revenue is recognized as a percentage of the qualified customer's net revenue derived from the Company's products. For 1997, 1996 and 1995 cooperative advertising expense totaled approximately $8.6 million, $8.2 million and $6.2 million, respectively.

INCOME TAXES The Company records income taxes using an asset and liability approach that results in the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. In estimating future tax consequences, all expected future events other than enactment of changes in tax laws are considered. When necessary, a valuation allowance is recorded to reduce tax assets to an amount whose realization is more likely than not.

NET LOSS PER SHARE Net loss per share is computed based on weighted average number of common shares outstanding and dilutive common equivalent shares from the assumed exercise of stock options using the treasury stock method.

RECENT ACCOUNTING PRONOUNCEMENTS In October 1997, the AICPA issued Statement of Position (SOP) 97-2, Software Revenue Recognition, which supersedes SOP 91-1. The Company will be required to adopt SOP 97-2 prospectively for software transactions entered into beginning October 1, 1998. SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements such as software products, upgrades, enhancements, postcontract customer support, installation and training, to be allocated to each element based on the relative fair values of the elements. The fair value of an element must be based on evidence which is specific to the vendor. The revenue allocated to software products, including specified upgrades or enhancements generally is recognized upon delivery of the products. The revenue allocated to postcontract customer support generally is recognized ratably over the term of the support and revenue allocated to service elements generally is recognized as the services are performed. If a vendor does not have evidence of the fair value for all elements in a multiple-element arrangement, all revenue from the arrangement is deferred until such evidence exists or until all elements are delivered. The Company's management is currently evaluating whether the adoption of SOP 97-2 will have a material impact on the Company's results of operations.

The Financial Accounting Standards Board issued Statements of Financial Accounting Standards (SFAS) No. 128, Earnings Per Share, in February 1997. SFAS No. 128 requires the presentation of basic earnings per share (EPS) for all companies, and diluted EPS for companies with complex capital structures or potentially dilutive securities, such as convertible debt, options and warrants. SFAS No. 128 is effective for annual and interim periods ending after December 15, 1997. The Company expects that basic EPS and diluted EPS will not differ materially from earnings per share as presented in the accompanying consolidated financial statements.

STOCK-BASED COMPENSATION The Company accounts for its stock-based compensation plans using the intrinsic value method. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

FOREIGN CURRENCY TRANSLATION The functional currency of the Company's foreign subsidiaries is the local foreign currency. All assets and liabilities denominated in foreign currencies are translated into US dollars at the exchange rate on the balance sheet date. Revenues, costs and expenses are translated at average rates of exchange prevailing during the period. Translation adjustments are accumulated as a separate component of shareholders' equity. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and have not been significant.

HEDGING OF FOREIGN CURRENCY TRANSACTIONS The Company utilizes foreign currency forward exchange contracts to hedge foreign currency market exposures of underlying assets, liabilities and other obligations. The Company does not use forward exchange contracts for speculative or trading purposes. The Company's accounting policies for these instruments are based on the Company's designation of such instruments as hedging transactions. The criteria the Company uses for designating an instrument as a hedge include the instrument's effectiveness in risk reduction and one-to-one matching of forward exchange contracts to underlying transactions. Gains and losses on currency forward contracts that are designated and effective as hedges of firm commitments are deferred and recognized in income in the same period that the underlying transactions are settled. Gains and losses on currency forward contracts that are designated and effective as hedges of existing transactions are recognized in income in the same period as losses and gains on the underlying transactions are recognized and generally offset. Gains and losses on any instruments not meeting the above criteria would be recognized in income in the current period. The Company transacts business in various foreign currencies. During 1997, the Company established hedging programs to protect against exposure on certain foreign denominated transactions through the use of foreign currency forward exchange contracts. At September 30, 1997, the Company had foreign exchange contracts, all having maturities of 90 days or less, to purchase approximately $7,875,000 and sell approximately $2,250,000 in British Pounds.

The fair value of these contracts at September 30, 1997 is not significant. The counterparties to these contracts are substantial and credit worthy multinational commercial banks. The risks of counterparty nonperformance associated with these contracts are not considered to be significant.

NOTE 2 - CASH AND CASH EQUIVALENTS

                                  September 30,
                              ---------------------
(In thousands)                 1997          1996
---------------------------------------------------
Bank demand deposits          $    --       $ 4,160
Certificates of deposit         2,173           676
Money market accounts          21,052        23,652
Corporate bonds                    --         3,577
---------------------------------------------------
                              $23,225       $32,065
---------------------------------------------------


NOTE 3 - SHORT-TERM INVESTMENTS

                                   September 30,
                              ---------------------
(In thousands)                  1997         1996
---------------------------------------------------
U.S. Treasury bills           $    --       $   119
U.S. Treasury notes             4,643         3,462
Certificates of deposit         1,145         1,136
Government agency bonds        10,351        10,450
Corporate bonds                12,347         7,599
---------------------------------------------------
                              $28,486       $22,766
---------------------------------------------------


At September 30, 1997, investments with maturity dates ranging from 91 days to 1 year totaled $5.2 million, and investments with maturity dates ranging from 1 year to 3 years totaled $23.3 million.

NOTE 4 - RECEIVABLES

                                           September 30,
                                     ------------------------
(In thousands)                          1997           1996
-------------------------------------------------------------
Trade accounts receivable            $ 47,425        $ 58,306
Less allowance for returns and
    doubtful accounts                 (10,879)        (11,130)
-------------------------------------------------------------
                                     $ 36,546        $ 47,176
-------------------------------------------------------------


The Company generates a significant portion of its revenues through distributors of personal computer software in North America, Europe and the Pacific Rim. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for potential credit losses. For the fiscal years ended September 30, 1997, 1996 and 1995, no one customer's balance exceeded 10% of trade receivables or accounted for greater than 10% of the Company's revenues.

NOTE 5 - PROPERTY AND EQUIPMENT

                                              September 30,
                                        ------------------------
(In thousands)                            1997            1996
----------------------------------------------------------------
Computer and office equipment           $ 39,098        $ 34,284
Furniture and fixtures                     7,469           7,245
Leasehold improvements                     7,540           6,719
----------------------------------------------------------------
                                          54,107          48,248
Less accumulated depreciation and
    amortization                         (40,441)        (32,702)
----------------------------------------------------------------
                                        $ 13,666        $ 15,546
----------------------------------------------------------------

NOTE 6 - PURCHASED SOFTWARE AND
TECHNOLOGY LICENSES

                                            September 30,
                                      ------------------------
(In thousands)                          1997            1996
--------------------------------------------------------------
Purchased software and
   technology licenses, at cost       $ 22,279        $ 23,128
Less accumulated amortization           (5,756)         (3,220)
--------------------------------------------------------------
                                      $ 16,523        $ 19,908
--------------------------------------------------------------



In March of 1996, the Company purchased a fully paid up license enabling it to integrate and distribute certain networking technology in perpetuity. Under the terms of the purchase agreement, consideration of $9.0 million is due in three equal installments with the final payment due in March of 1998. Installment payments of $3.0 million were made during both fiscal 1996 and 1997. The present value of the license is included in purchased software and technology licenses in the Company's consolidated balance sheet. Amortization expense of $1.4 million in 1997 and $1.0 million in 1996 is included in cost of license revenues in the Company's consolidated statements of operations.

NOTE 7 - BANK LINE OF CREDIT

At September 30, 1997, the Company had available lines of credit of approximately $17.0 million. The domestic credit agreement provides that the Company may borrow an amount equal to 75% of eligible accounts receivable, subject to a total of $15.0 million. The interest rate on the domestic line of credit is the prime rate and borrowings are unsecured. This line of credit was not used during fiscal 1997. The line of credit requires that the Company maintain certain financial ratios, all of which the Company was in compliance with as of September 30, 1997. The Company maintains a $2.0 million line of credit internationally under which the Company had $.7 million in outstanding borrowings at September 30, 1997. The interest rate on borrowings made against this line of credit during fiscal 1997 was 2.125%.

NOTE 8 - ROYALTIES PAYABLE

Royalties payable represent obligations to pay authors of certain software products under licensing agreements. Two corporate shareholders accounted for $8.3 million and $7.6 million of the royalties payable balance at September 30, 1997 and 1996 respectively, and $4.2 million and $4.1 million of royalty expense for fiscal 1997and 1996, respectively. One of the aforementioned shareholders accounted for $7.4 million of royalty expense for fiscal 1995.

NOTE 9 - ACCRUED EXPENSES AND OTHER
CURRENT LIABILITIES

                                              September 30,
                                          ---------------------
(In thousands)                             1997          1996
---------------------------------------------------------------
Accrued wages, commissions, bonuses       $ 7,236       $ 6,211
Accrued advertising                         3,829         4,030
Accrued fringe benefits                     2,488         2,075
Other accrued expenses                     13,677         9,972
---------------------------------------------------------------
                                          $27,230       $22,288
---------------------------------------------------------------




NOTE 10 - COMMITMENTS

LEASE COMMITMENTS Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of September 30, 1997 were as follows:

                                                  Capital            Operating
(In thousands)                                     Leases             Leases
------------------------------------------------------------------------------
Year Ending September 30,
           1998                                    $ 2,492            $ 8,141
           1999                                      2,149              6,143
           2000                                        744              5,787
           2001                                         75              5,408
           2002                                         27              4,949
           Later years, through 2020                    --             23,766
                                                   -------           --------
Total minimum lease payments                         5,487           $ 54,194
                                                                     ========

Less amount representing interest                      494
                                                   -------

Present value of net minimum capital lease
 payments                                            4,993

Less current installments of
    obligations under capital leases                 2,171
------------------------------------------------------------------------------
Obligations under capital leases,
    excluding current installments                 $ 2,822
------------------------------------------------------------------------------

The cost of assets recorded under capital leases was $7.4 million and $3.6 million at September 30, 1997 and 1996, respectively. Accumulated amortization on those dates was $2.2 million and $1.4 million, respectively.

Rent expense amounted to approximately $8.6 million, $8.2 million and $7.4 million in fiscal 1997, 1996 and 1995, respectively.

Included in the Company's operating lease commitments are facilities leased from Encinal Partners, a partnership which includes both a Company Executive Vice President and a principal stockholder. The Company's Board of Directors has reviewed and approved the lease agreements and determined that the lease agreements entered into by the Company are equivalent to agreements that would be negotiated with independent third parties on an "arms-length" basis. The remaining lease term of these facilities is between one and eight years. Rent expense for these facilities amounted to approximately $1.4 million in each of fiscal 1997, 1996 and 1995.

SAVINGS PLANS The Company has a savings plan, which qualifies under section 401(k) of the Internal Revenue Code. Under the plan, participating U.S. employees may defer up to 25% of their pre-tax salary, but not more than the statutory limits. Beginning January 1995 the Company began a contribution matching program which was phased-in over three years. The Company matched 50% of employee's contribution up to $1,000 or 2% of employee's annual salary for 1995; up to $2,000 or 4% of employee's annual salary for 1996; and up to $3,000 or 6% of employee's annual salary for 1997 and thereafter. For fiscal 1997, 1996 and 1995, the Company's total contributions towards the 401(k) plan amounted to $.9 million, $.5 million and $.2 million, respectively.

NOTE 11 - SHAREHOLDERS' EQUITY

PREFERRED STOCK The Company is authorized to issue 20,000,000 shares of Preferred Stock, of which 930,000, 1,950,000, 5,500,000 and 850,000 were designated Series A, Series B, Series C and Series C-1 Preferred Stock, respectively. As of September 30, 1997, there were no shares of Preferred Series stock either issued or outstanding.

1993 EMPLOYEE STOCK PURCHASE PLAN The Company has an Employee Stock Purchase Plan (ESPP) for all eligible employees which is administered by the Board of Directors. Under the ESPP, shares of the Company's ESPP stock may be purchased at six-month intervals at 85% of the fair market value on the first or last day of each six-month period whichever is lower. Employees may purchase shares through payroll deductions of up to 10% of gross compensation during an offering period. During 1997, 1996 and 1995, employees purchased 431,351, 317,722 and 376,047 shares at an average per share price of $4.81, $5.47 and $5.67, respectively. The number of shares reserved for issuance under the Purchase Plan increased by 750,000 shares in February 1997. As of September 30, 1997, 1,017,764 shares were reserved for future issuance.


1994 INCENTIVE STOCK OPTION PLAN As of September 30, 1997, the Company had authorized 13,013,665 shares of Common Stock for issuance under the 1994 Incentive Stock Option Plan (the "Option Plan"), respectively. The Company's Board of Directors administers the Option Plan and determines the terms of the options granted under the Option Plan, including the exercise price, number of shares subject to each option and the exercisability thereof. In addition, the Company's stock committee is authorized to grant up to 20,000 shares to an individual employee or consultant under the terms of the Option Plan.

The exercise price of all incentive options granted under the Option Plan must be at least equal to the fair market value. Options granted under the Option Plan prior to January 31, 1996 generally become exercisable over a five year period. Effective January 31, 1996, the vesting period for subsequent grants was changed to four years. The term of each option is ten years.

1993 DIRECTOR OPTION PLAN The Company's 1993 Director Option Plan (the "Director Plan") provides for the granting of nonstatutory stock options to nonemployee directors of the Company and is administered by the Board of Directors. In February of 1997, the number of shares available for issuance under the Director Plan was increased by 200,000 shares from 550,000 shares to 750,000 shares.

A summary of the status of the Company's stock option plans as of September 30, 1997, 1996 and 1995, and changes during the years then ended on those dates is presented below:

(In thousands, except                          1997                   1996                    1995
per share price)                      ---------------------  ---------------------    ---------------------
                                                  Weighted-              Weighted-                Weighted-
                                                   Average                Average                  Average
                                      Shares      Exercise   Shares       Exercise    Shares       Exercise
Option and Director Plans              (000)        Price     (000)         Price      (000)        Price
-----------------------------------------------------------------------------------------------------------
Outstanding at beginning of year       6,419       $   6.93    6,244       $   6.60    4,470       $   4.48

Granted                                8,345           5.43    1,424           7.03    2,730           9.35

Exercised                               (441)          2.08     (506)          1.96     (528)          2.17

Cancelled                             (5,765)          7.62     (743)          7.73     (428)          7.52
                                      ------                   -----                   -----

Outstanding at end of year             8,558           5.25    6,419           6.93    6,244           6.60
                                      ======                   =====                   =====

Options exercisable at year-end        1,678       $   5.54    2,468       $   5.73    2,007       $   3.84

Weighted-average fair value of
     options granted during the year               $   2.13                $   3.48
-----------------------------------------------------------------------------------------------------------


The following table summarizes information about stock options outstanding at September 30,1997:
(In thousands)

                                OPTIONS OUTSTANDING                       OPTIONS EXERCISABLE
                    ----------------------------------------------    -------------------------------
   Range of           Number       Weighted-Avg          Number
Exercise Price      Outstanding      Remaining        Weighted-Avg    Exercisable   Weighted-Avg
$2.00 increments    at 9/30/97    Contractual Life  Exercise Price    at 9/30/97    Exercise Price
-----------------------------------------------------------------------------------------------------
  $  .41 -  1.50         265          2.2 years         $ 1.19            265            $ 1.19
    2.00 -  3.75         489          7.4                 3.28            156              2.45
    4.38 -  5.63       5,580          8.9                 4.89            395              5.32
    6.00 -  7.75       1,823          7.2                 6.56            606              6.63
    8.00 -  9.75         283          5.1                 8.76            162              8.78
   10.00 - 12.00         118          4.7                11.10             94             11.22
                    --------                                     -    -------
$    .41 - 12.00       8,558          8.1               $ 5.25          1,678            $ 5.54
                    ========                                     =    =======
-----------------------------------------------------------------------------------------------------

PRO FORMA FAIR VALUE ACCOUNTING FOR STOCK-BASED COMPENSATION SFAS No. 123, Accounting for Stock-Based Compensation, requires pro forma information regarding net income and earnings per share be determined as if the Company had accounted for it's employee stock options and other stock-based compensation granted subsequent to September 30, 1995 under the fair value method of that statement. The fair value of the options granted under the Incentive Option Plan and the Director Option Plan was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1997 and 1996: risk-free interest rate of 6.19% for 1997 and 5.97% for 1996; dividend yield of 0%; volatility factor of the expected market price of the Company's common stock of 55%; and a four year and five year expected life for options granted to non-executives and executives, respectively.

The fair value for the Employee Stock Purchase Plan rights were also estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for 1997 and 1996: risk-free interest rates of 5.31% and 5.34%; dividend yield of 0%; volatility factor of 55%; and six month expected life. The weighted average fair value of the ESPP rights granted in 1997 and 1996 was $ 1.71 and $ 2.01, respectively.

(In thousands, except               Fiscal Year Ended
per share price)                      September 30,
                                ------------------------
                                  1997            1996
--------------------------------------------------------
Pro forma net loss              (18,625)        (23,376)

Pro forma loss per share          (0.51)          (0.65)
--------------------------------------------------------

During the initial phase-in period, the effects of applying SFAS No. 123 for recognizing compensation expense may not be representative of the effects on the reported net income or loss for future years because the options granted by the Company vest over several years and additional awards may be made in the future.

COMMON STOCK REPURCHASES The Company repurchases its common stock on the open market, both systematically and non-systematically. Under the systematic stock repurchase plan, shares of common stock are repurchased to help negate the dilutive effects of the Incentive Stock Option Plan and the Employee Stock Purchase Plan. For the fiscal years ended September 30, 1997, 1996 and 1995, the purchases and retirements of common stock under the systematic plan were 843,000 shares, 601,000 shares and 760,000 shares, respectively. Under the non-systematic repurchase plan, the Company may repurchase up to 4,000,000 shares of its common stock. During the fiscal years ended September 30, 1997 and 1996, 685,000 and 88,000 shares, respectively, were repurchased and retired under the non-systematic plan. Both the systematic and non-systematic plans have been approved for continuance into fiscal 1998.

SHAREHOLDER RIGHTS In September 1997, the Company adopted a Shareholder Rights Plan which provides existing stockholders with the right to purchase a partial share of preferred stock for each share of common stock owned by the shareholder in the event of certain changes in the Company's ownership. These rights may serve as a deterrent to certain unauthorized takeover attempts which are not in the best interests of shareholders. The rights expire in September 2007.

NOTE 12 - INCOME TAXES

Loss before income taxes for fiscal 1997, 1996 and 1995 include foreign pretax profit (loss) of approximately $2.2 million, $2.2 million and $(.9) million, respectively. The components of income taxes are as follows:

                              Fiscal Year Ended September 30,
                              -------------------------------
(In thousands)                  1997       1996        1995
-------------------------------------------------------------
Current:
   Federal                    $  (846)    $   301     $ 4,352
   State                         (774)        814        (390)
   Foreign                      2,394       1,205       1,134
-------------------------------------------------------------
      Total current               774       2,320       5,096
-------------------------------------------------------------
Deferred:
   Federal                      1,450      (1,684)     (3,751)
   State                         (308)       (568)       (928)
   Foreign                     (2,159)        410           6
-------------------------------------------------------------
      Total deferred           (1,017)     (1,842)     (4,673)
-------------------------------------------------------------
Charge in lieu of income
    tax expense related to
    employee stock options        244         263       1,533
-------------------------------------------------------------
                              $     1     $   741     $ 1,956
=============================================================


Income taxes differ from the amount computed by applying the statutory federal income tax rate to loss before income taxes as follows:

                                          Fiscal Year Ended September 30,
                                         ---------------------------------
(In thousands)                             1997        1996        1995
--------------------------------------------------------------------------
Statutory federal income tax
    benefit at 34%                       $ (5,157)   $ (7,369)   $ (1,412)
State income tax (benefit),
    net of federal effect                    (714)        162        (870)
Non-deductible purchased
    research and development                  104       2,239       4,022
Foreign income taxed at
    different rates                           502         577         778
Research credit                            (2,122)       (258)       (400)
Change in the total
    valuation allowance                     7,854       5,398        (173)
Other, net                                   (466)         (8)         11
-------------------------------------------------------------------------
                                              $ 1       $ 741     $ 1,956
=========================================================================

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented as follows:

                                      Fiscal Year Ended September 30,
                                    ----------------------------------
(In thousands)                        1997         1996         1995
----------------------------------------------------------------------
Deferred tax assets:
Accruals and reserve
    accounts                        $  6,130     $  7,685     $  4,822
Property and equipment                 2,696          142          988
Purchased software                        --        5,005           --
Net operating loss carryforwards       9,644           --           --
Research credit                        6,715        4,593        4,030
Other credits                          1,986           --          683
----------------------------------------------------------------------
Total gross deferred tax assets       27,171       17,425       10,523
Less valuation allowance             (17,452)      (9,598)      (4,200)
----------------------------------------------------------------------
Net deferred  tax assets               9,719        7,827        6,323
----------------------------------------------------------------------
Deferred tax liabilities:
Purchased software                     1,690          815        1,153
----------------------------------------------------------------------
Total deferred tax liabilities         1,690          815        1,153
----------------------------------------------------------------------
Net tax assets and liabilities      $  8,029     $  7,012     $  5,170
======================================================================

The net change in the total valuation allowance for the years ended September 30, 1997, 1996 and 1995 was an increase (decrease) of approximately $7.9 million, $5.4 million and $(.2) million, respectively.

The Company's management believes the uncertainty regarding the timing of the realization of net deferred tax assets requires a valuation allowance.

At September 30, 1997, the Company has net operating losses of $26.8 million which expire in fiscal 2012, and foreign tax and research credit carryforwards of approximately $2.0 million and $6.7 million, respectively, which expire in fiscal 1998 through 2012.

At September 30, 1997, the foreign subsidiaries of the Company had cumulative unremitted foreign earnings of approximately $2.8 million. Had these earnings been repatriated during fiscal 1997, the incremental U.S. tax liability would not have been material after taking into account underlying foreign tax credits and the Company's unused carryforwards. The management intends to reinvest these earnings indefinitely.

NOTE 13 - RESTRUCTURING CHARGE

A worldwide restructuring during the third quarter of fiscal 1997 resulted in a one-time charge of $8.4 million. The charge included a 10% reduction in headcount, elimination of lease obligations of non-essential facilities and a write-off of certain acquired technologies. The majority of the reduction of force was in manufacturing, product development and marketing. Of the $8.4 million, $5.3 million related to cash expenditures and $3.1 million related to non-cash charges. As of September 30,1997, a total of 94 positions have been eliminated. As a result of this restructuring, the Company realigned its product development organization, eliminated some research and development programs and focused product marketing. Additionally, some key manufacturing processes have been outsourced and elements of general and administration functions have been consolidated. The Company anticipates that the majority of the payments will be made by fiscal 1998.

The restructuring charge payable and payments against it can be summarized as follows:

                                  Reduction
(In thousands)                     in Force     Facilities     Technology       Other           Total
------------------------------------------------------------------------------------------------------
Restructuring charge accrued       $ 3,359        $ 1,925        $ 1,433        $ 1,656        $ 8,373

Payments / write-offs               (2,551)          (485)        (1,433)        (1,055)        (5,524)
------------------------------------------------------------------------------------------------------
Accrual at end of year             $   808        $ 1,440        $    --        $   601        $ 2,849
======================================================================================================




NOTE 14 - ACQUISITIONS

VISIONWARE LIMITED In December 1994, the Company completed the acquisition of Visionware Limited (Visionware), a developer and distributor of PC connectivity software, for $13.7 million in cash and 114,342 shares of common stock. Non-recurring charges of $14.1 million were incurred in fiscal 1995 for costs associated with the acquisition, of which $11.2 million related to non-tax deductible purchased research and development for Visionware products which had not yet reached technological feasibility and $2.9 million related to redundant facilities and other one-time acquisition related charges. Intangibles of $5.2 million, arising from the business acquisition, are amortized on the straight-line basis over estimated useful lives ranging from three to seven years. Amortization expense amounted to $.9 million in fiscal 1997 and 1996 and $.7 million in fiscal 1995 and is included in cost of license revenues in the Company's Consolidated Statements of Operations. The acquisition has been accounted for using the purchase method of accounting and, therefore, the results of operations of Visionware have been included in the consolidated financial statements since December 1994.

UNIX ASSETS In December 1995, the Company acquired from Novell certain assets related to UnixWare including the core intellectual property. The consideration consisted of 6,127,500 newly issued shares of non-registered common stock. Additionally, cash payments to Novell with a present value of $84 million will be paid periodically by SCO to Novell provided certain unit volumes of UNIX distribution are achieved. To date, distribution unit volume of UNIX has not reached levels which have required the Company to make cash payments to Novell. Such payments terminate at the end of calendar year 2002. Non-recurring charges of $38.4 million were incurred in fiscal 1996 for costs allocated to in-process research and development. The Company also purchased core intellectual property totaling $5.8 million, software technology licenses totaling $5.5 million and intangibles of $1.7 million.


NOTE 15 - INVESTMENTS

In November 1996, the Company purchased $2.0 million of convertible debentures of a domestic distribution channel partner. The debentures can be converted, in whole or in part, at any time prior to maturity on November 18, 1998, for preferred stock equal to 19.9% of the fully diluted common stock outstanding. If the Company does not convert the debenture, the partner will repay all principal and interest in twelve equal quarterly installments commencing December 31, 1998.

In January 1995, the Company purchased 10% of another domestic distribution channel partner's preferred stock in exchange for cash, product and equipment valued at $1.0 million. In addition, the Company has loaned $1.0 million to this partner . The loan matures on July 1, 1998, but may be converted at any time prior to maturity for an additional 10% of either the partner's preferred stock or common stock. Interest on the outstanding borrowing is due and payable at the loan's maturity.

At September 30, 1997, the Company had accounts receivable outstanding with the related parties of $3.9 million. Sales to the related parties for fiscal 1997 were $18.3 million. One of the parties accounted for receivables of $1.6 million as of September 30, 1996, and sales of $7.7 million and $4.6 million for fiscal 1996 and 1995, respectively.


NOTE 16 - INFORMATION BY GEOGRAPHIC AREA

                                           Fiscal Year Ended September 30,
                                       -------------------------------------
(In thousands)                             1997        1996          1995
----------------------------------------------------------------------------
NET REVENUES:
United States                          $ 113,328     $ 125,759     $ 111,530
Europe                                    77,931        80,603        87,799
Other international operations             2,401         1,528            --
----------------------------------------------------------------------------
Total net revenues                     $ 193,660     $ 207,890     $ 199,329
============================================================================

TRANSFERS BETWEEN GEOGRAPHIC AREAS:
United States                          $  13,205     $  16,894     $  23,807
Europe                                     2,136           916           945
----------------------------------------------------------------------------
Total transfers                        $  15,341     $  17,810     $  24,752
============================================================================

OPERATING EARNINGS (LOSS):
United States                          $ (17,496)    $ (29,017)    $  (5,111)
Europe                                     1,999         2,864           121
Other international operations               189           120        (1,052)
Eliminations                              (1,286)        2,452          (450)
----------------------------------------------------------------------------
Operating loss                         $ (16,594)    $ (23,581)    $  (6,492)
============================================================================

IDENTIFIABLE ASSETS:
United States                          $ 117,068     $ 135,040     $ 108,078
Europe                                    32,816        31,930        33,280
Other international operations             3,728         3,860         5,310
Eliminations                              (6,947)       (4,023)      (14,798)
----------------------------------------------------------------------------
Total assets                           $ 146,665     $ 166,807     $ 131,870
============================================================================

Intercompany sales between geographic areas are accounted for at prices representative of unaffiliated party transactions. "Other international operations" includes a subsidiary in Japan.

NOTE 17 - SUBSEQUENT EVENT

In August 1993, a securities class action lawsuit was filed against the Company. In November 1997, the lawsuit was settled for an insignificant amount, subject to final court approval. The settlement was fully provided for at September 30, 1997.

REPORT OF INDEPENDENT AUDITORS


The Board of Directors and Shareholders of The Santa Cruz Operation, Inc.


We have audited the accompanying consolidated balance sheets of The Santa Cruz Operation, Inc. and subsidiaries as of September 30, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Santa Cruz Operation, Inc. and subsidiaries as of September 30, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1997, in conformity with generally accepted accounting principles.



KPMG Peat Marwick LLP


San Jose, California
October 22, 1997

THE SANTA CRUZ OPERATION, INC.
QUARTERLY FINANCIAL INFORMATION

                                                                         Three Months Ended
                                ---------------------------------------------------------------------------------------------
(In thousands, except            Sept. 30,   June 30,    Mar. 31,    Dec. 31,    Sept. 30,   June 30,    Mar. 31,    Dec. 31,
per share data)                     1997       1997        1997        1996        1996        1996        1996        1995
-----------------------------------------------------------------------------------------------------------------------------
Net revenues:
   Licenses                        $47,060   $ 26,728    $ 48,918    $ 51,846    $ 50,162    $ 49,404    $ 46,291    $ 43,175
   Services                          4,739      4,438       5,169       4,762       5,052       4,623       4,444       4,739
-----------------------------------------------------------------------------------------------------------------------------
     Net revenues                   51,799     31,166      54,087      56,608      55,214      54,027      50,735      47,914
-----------------------------------------------------------------------------------------------------------------------------
Cost of revenues:
   Licenses                          9,205      8,371      10,385       9,311       9,912      10,266       8,530       7,925
   Services                          4,595      4,455       4,642       4,351       4,333       4,491       4,374       4,571
-----------------------------------------------------------------------------------------------------------------------------
     Total cost of revenues         13,800     12,826      15,027      13,662      14,245      14,757      12,904      12,496
-----------------------------------------------------------------------------------------------------------------------------
     Gross margin                   37,999     18,340      39,060      42,946      40,969      39,270      37,831      35,418
-----------------------------------------------------------------------------------------------------------------------------
Operating expenses:
   Research and
       development                  10,825     11,055      12,284      11,966      11,071      10,617       9,376       7,945
   Sales and marketing              17,868     20,197      20,695      20,776      20,386      19,575      19,676      19,722
   General and
       administrative                4,776      5,523       5,365       5,236       5,141       5,201       5,284       4,712
   Non-recurring charges                --      8,373          --          --          --          --          --      38,363
-----------------------------------------------------------------------------------------------------------------------------
     Total operating
         expenses                   33,469     45,148      38,344      37,978      36,598      35,393      34,336      70,742
-----------------------------------------------------------------------------------------------------------------------------
     Operating earnings (loss)       4,530    (26,808)        716       4,968       4,371       3,877       3,495     (35,324)
Other income (expense):
   Interest income, net                630        396         628         637         646         547         480         629
   Other income (expense), net         157       (661)        (45)       (317)        (90)        (16)        (94)       (194)
-----------------------------------------------------------------------------------------------------------------------------
     Profit (loss) before
         income taxes                5,317    (27,073)      1,299       5,288       4,927       4,408       3,881     (34,889)
-----------------------------------------------------------------------------------------------------------------------------
   Income taxes                        798     (2,444)        325       1,322         855       1,102         970      (2,186)
-----------------------------------------------------------------------------------------------------------------------------
     Net profit (loss)             $ 4,519   ($24,629)   $    974    $  3,966    $  4,072    $  3,306    $  2,911    ($32,703)
-----------------------------------------------------------------------------------------------------------------------------
     Net profit (loss) per share   $  0.12   ($  0.67)   $   0.03    $   0.11    $   0.11    $   0.09    $   0.08    ($  0.99)
-----------------------------------------------------------------------------------------------------------------------------
     Weighted average
         shares outstanding         37,720     36,547      37,522      37,683      38,150      38,502      38,164      32,968
-----------------------------------------------------------------------------------------------------------------------------

                             DIRECTORS AND OFFICERS



BOARD OF DIRECTORS              CORPORATE OFFICERS                    DIVISIONAL OFFICERS

NINIAN EADIE                    ALOK MOHAN*+                          MICK ADAMSON
                                President and Chief Executive         Vice President and General
JEAN-FRANCOIS HEITZ             Officer                               Manager, The Americas
                                                                      Tarantella Business Unit
RONALD LACHMAN                  ED ADAMS+
                                Senior Vice President and             SHEILA BAKER
ROBERT MCCLURE                  General Manager,                      Vice President, Strategic Business
                                The Americas                          Development
DOUG MICHELS

ALOK MOHAN                      RAY ANDERSON+                         EDMUNDO COSTA
                                Senior Vice President,                Vice President, The Americas,
R. DUFF THOMPSON                Marketing,                            Channel Sales
                                Products Division
ENZO TORRESI                                                          DAVE CUSS
                                JIM CLARK+                            Regional Vice President, (Nordic,
GIL WILLIAMSON                  Senior Vice President and             Benelux, Iberia,
                                General Manager,                      Middle East, and Africa)
                                Asia/Pacific Operations

                                                                      CHRIS FLYNN
                                JOHN LUHTALA*+                        Regional Vice President, (Germany,
                                Senior Vice President,                France,
                                Operations, and                       UK and India)
                                Chief Financial Officer

                                                                      SHAMIM FORMOSO
                                HELENE MANN-BOUCHARD                  Vice President, The Americas,
                                Vice President, Worldwide             Partner Programs
                                Customer
                                Delivery Systems
                                                                      NIMER MAABADI
                                DAVID MCCRABB+                        Vice President, The Americas,
                                Senior Vice President, Market         Canada and Latin
                                Planning                              America


                                DOUG MICHELS                          LISA OZIMEK
                                Executive Vice President and          Vice President, Platform
                                Chief Technology Officer              Technology Group

                                                                      ANTONIO PRIVITERA
                                JACK MOYER+                           Regional Vice President, (Italy,
                                Vice President, Human                 Greece,
                                Resources                             Turkey, Eastern Europe, and
                                                                      Central Asia)

                                STEVE SABBATH*+                       RON RASMUSSEN
                                Vice President, Law and               Vice President, Volume Systems
                                Corporate Af fairs,                   Group
                                Secretary
                                                                      CHRIS SCHEYBELER
                                GEOFF SEABROOK+                       Vice President, Client Integration
                                Senior Vice President and             Development
                                General Manager,
                                EMEIA
                                                                      CHARLIE SCIORRA
                                                                      Vice President, U.S. Sales
                                JAMES WILT
                                Vice President, Business              CRAIG SCOBIE
                                Development                           Vice President, U.S. Project Area

                                                                      RICHARD TREADWAY
                                                                      Vice President, Segment Business
                                                                      Development

* Elected by Board of Directors
+ Executive Officer subject to the provisions of Section 16(b) of the Securities Exchange Act of 1934