Form 10-K405, Exhibit 13
period 1998-09-30
SANTA CRUZ OPERATION INC
filed 1998-12-23
CIK 851560

                                                                      EXHIBIT 13

THE SANTA CRUZ OPERATION, INC.
SELECTED FIVE YEAR FINANCIAL INFORMATION

                                                                               Fiscal Year Ended September 30,
                                                             --------------------------------------------------------------------
(In thousands, except per share data)                            1998         1997          1996          1995         1994
---------------------------------------------------------------------------------------------------------------------------------
Net revenues                                                    $ 171,900     $ 193,660     $ 207,890    $ 199,329     $ 184,068
Cost of revenues                                                   45,898        55,315        54,402       54,133        51,953
---------------------------------------------------------------------------------------------------------------------------------

Gross margin                                                      126,002       138,345       153,488      145,196       132,115
Operating expenses                                                139,595       154,939       177,069      151,688       113,490
---------------------------------------------------------------------------------------------------------------------------------

Operating income (loss)                                           (13,593)      (16,594)      (23,581)      (6,492)       18,625
---------------------------------------------------------------------------------------------------------------------------------

Other income (expense):
     Interest income, net                                           2,261         2,291         2,302        2,703         1,829
     Other income (expense), net                                      226          (866)         (394)        (363)         (561)
---------------------------------------------------------------------------------------------------------------------------------

        Income (loss) before income taxes                         (11,106)      (15,169)      (21,673)      (4,152)       19,893
---------------------------------------------------------------------------------------------------------------------------------

     Income taxes                                                   3,559             1           741        1,956         5,647
---------------------------------------------------------------------------------------------------------------------------------

        Net income (loss)                                       $ (14,665)    $ (15,170)    $ (22,414)   $  (6,108)    $  14,246
---------------------------------------------------------------------------------------------------------------------------------

        Income (loss) per share-basic                           $   (0.41)    $   (0.41)    $   (0.62)   $   (0.20)    $    0.47
        Income (loss) per share-diluted                         $   (0.41)    $   (0.41)    $   (0.62)   $   (0.20)    $    0.45
---------------------------------------------------------------------------------------------------------------------------------

        Shares used in per share calculation-basic                 35,817        36,628        36,179       30,922        30,171
        Shares used in per share calculation-diluted               35,817        36,628        36,179       30,922        31,941
---------------------------------------------------------------------------------------------------------------------------------

                                                                                        September 30,
                                                             --------------------------------------------------------------------
(In thousands)                                                   1998         1997          1996          1995         1994
---------------------------------------------------------------------------------------------------------------------------------
     Working capital                                             $ 33,320      $ 46,164      $ 61,935     $ 60,539      $ 77,291
     Total assets                                                 132,683       146,665       166,807      131,870       138,574
     Long-term obligations                                         13,126         9,545         9,332        7,521         1,084
     Shareholders' equity                                          60,135        81,462       101,581       82,182        89,644
---------------------------------------------------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

SCO's mission is to be the software provider that system builders choose for Network Computing. SCO is the world's leading supplier of UNIX server and host systems, with a worldwide market share of over 40%, and worldwide market share of 80% for UNIX Systems on the Intel platform. SCO sells and supports its products through a worldwide network of distributors, resellers, system integrators and OEMs.

SCO is committed to bringing Network Computing to business-critical environments because Network Computing can dramatically lower the total cost of computing and is ideal for supporting heterogeneous systems and networks. Network Computing was built on UNIX System technologies, and, as the leading provider of UNIX servers, SCO continues to enhance its product line to support the new generation of network computers and Java based business-critical applications.

In addition to historical information contained herein, this Discussion and Analysis contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's expectations only as of the date hereof. The Company undertakes no obligation to publicly release the results of any revision to these forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

RESULTS OF OPERATIONS

NET REVENUES

The Company's net revenues are derived from two primary sources, software licenses and fees for services which include engineering services, consulting, custom engineering, support and training.

Net revenues were $171.9 million in fiscal 1998, an 11% decrease from $193.7 million in fiscal 1997, which in turn was a decrease of 7% from fiscal 1996 revenues of $207.9 million. Revenues are net of a provision for estimated future returns for stock balancing and excess quantities above levels the Company believes are appropriate in its distribution channels. The fiscal 1998 decline was directly related to the Company's decision to eliminate channel inventories and record a reserve for the return of remaining channel stock in connection with its preparations for electronic licensing and distribution. The fiscal 1996 to 1997 license revenue decrease resulted from a planned reduction in channel inventories across all product lines in the third quarter of that year. For the fiscal years ended September 30, 1998, 1997 and 1996, no single customer accounted for greater than 10% of the Company's license revenues.

International revenues continue to be a significant portion of net revenues, comprising 51% of the revenues for fiscal 1998 and 55% and 53% for 1997 and 1996 respectively.

COST OF REVENUES

COST OF REVENUES The Company's overall cost of revenues as a percentage of net revenues can be affected by mix changes in net revenue contribution between product families, between geographic regions and between channels of distribution, since both price and cost characteristics associated with these revenue streams can vary greatly. The Company can also experience fluctuations in gross margin percentage as net revenues increase or decrease since certain costs of revenues including technology, service, product assembly and distribution act as fixed costs within certain volume ranges.

Cost of revenues as a percentage of net revenues decreased to 27% in fiscal 1998 from 29% in fiscal 1997 and increased from 26% in fiscal 1996. Reduced royalty rates, including a significant retroactive royalty credit, coupled with reduced technology costs were partially offset by stable fixed costs over lower unit sales volume to net to the 2% decline from 1997 to 1998, while stable fixed costs over lower unit sales volume caused the 3% increase from 1996 to 1997.

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

RESEARCH AND DEVELOPMENT

The Company invests in research and development both for new products and to provide continuing enhancements to current products. Research and development expenses decreased 10% to $41.4 million in fiscal 1998 from $46.1 million in fiscal 1997. In fiscal 1997, research and development expenses increased 18% from fiscal 1996 total expenditures of $39.0 million.

Research and development expenses represented 24% of net revenues for both fiscal 1998 and 1997 and 19% in fiscal 1996. The 1998 decrease in research and development expenses in absolute dollars was primarily attributable to reducing staffing levels in conjunction with the restructuring of operations. The 1997 spending increase was primarily attributable to personnel costs relating to accelerated development of next generation operating systems and technology focused on Internet-enabled products.

SALES AND MARKETING

Sales and marketing expenses, at $79.6 million, remained relatively constant with 1997 spending of $79.5 million and 1996 spending of $79.4 million. Sales and marketing expenses represented 46%, 41% and 38% of total net revenues in fiscal 1998, 1997 and 1996, respectively. While flat in absolute terms, the Company retargeted 1998 and 1997 marketing spending towards reseller training, independent software vendor recruitment and higher corporate brand awareness.

GENERAL AND ADMINISTRATIVE

General and administrative expenses decreased by 11% to $18.6 million in fiscal 1998 from $20.9 million in fiscal 1997. In fiscal 1997, general and administrative expenses increased by 3% from $20.3 million in fiscal 1996. General and administrative expenses represented 11% of total net revenues for fiscal 1998, fiscal 1997 and 10% for fiscal 1996. Reduced headcount, lower legal expenses and lower discretionary spending resulted in the fiscal 1998 decline in absolute dollars. The increased spending in fiscal 1997 was primarily attributable to a one-time charge for settlement of litigation.

NON-RECURRING CHARGES

A worldwide restructuring during the third quarter of fiscal 1997 resulted in a one-time charge of $8.4 million or 4% of 1997 revenues. The charge includes a 10% reduction in headcount of $3.4 million, elimination of lease obligations for non-essential facilities of $1.9 million and a write-off of certain acquired technologies of $1.4 million. Of the $8.4 million, $5.3 million related to cash expenditures and $3.1 million related to non-cash charges. In fiscal 1996, non-recurring charges were $38.4 million representing 18% of total revenues. The charges related primarily to the writeoff of UnixWare products for which technological feasibility had not been established and for which there was no alternative future use.

OTHER INCOME (EXPENSE)

Other income and expense consists of interest income net of interest expense, foreign exchange gains and losses, and other miscellaneous items. Net interest income remained constant at $2.3 million for fiscal years 1998, 1997 and 1996. Other income was $0.2 million for fiscal 1998, an expense of $0.9 million in fiscal 1997, and an expense of $0.4 million in fiscal 1996. The change in 1998 was principally due to foreign exchange gains earned in the Company's European subsidiaries, while 1997's expense was primarily due to a $0.6 million loss associated with the settlement on an intercompany loan with the U.K.

INCOME TAXES

In fiscal 1998, 1997 and 1996, the Company's effective income tax rates were
(32)%, 0% and (3)%, respectively, and primarily reflect losses and expenses without tax benefit, and for which a valuation allowance has been established. For an analysis of income taxes, see Note 12 of Notes to Consolidated Financial Statements.

NET PROFIT (LOSS)

The Company reported net losses of $14.7 million, $15.2 million and $22.4 million in fiscal 1998, 1997 and 1996, respectively. The fiscal 1998, 1997 and 1996 net losses were primarily attributable to lower revenues, absolute increases in operating expense and non-recurring charges.

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

The Company's results of operations could be adversely affected if it were to lower its prices significantly. In the event the Company reduced its prices, the Company's standard terms for selected distributors provide credit for inventory ordered in the previous 180 days, such credits to be applied against future purchases. The Company, as a matter of policy, does not allow product returns for refund. Product returns are generally allowances for stock balancing and are accompanied by compensating and offsetting orders. Revenues are net of a provision for estimated future stock balancing and excess quantities above levels the Company believes are appropriate in its distribution channels. The Company monitors the quantity and mix of its product sales.

The Company depends on information received from external sources in evaluating the inventory levels at distribution partners in the determination of reserves for the return of materials not sold, stock rotation and price protection. Significant effort has gone into developing systems and procedures for determining the appropriate reserve level.

Realization of the net deferred tax assets is dependent upon generating sufficient taxable income prior to the expiration of loss carryforwards. Although realization is not assured, management believes that it is more likely than not that all of the net deferred tax assets will be realized. In the event that the Company does not show profitability in the subsequent fiscal quarters, the Company may be required to write off portions of the net deferred tax assets previously recognized up to the entire amount of $7.8 million.

Substantial portions of the Company's revenues are derived from sales to customers outside the United States. Trade sales to international customers represented 51%, 55% and 53% of total revenues for fiscal 1998, 1997 and 1996, respectively. A substantial portion of these international revenues are denominated in the U.K. pound sterling, and operating results can vary with changes in the U.S. dollar exchange rate for such currency. The Company's revenues can also be affected by general economic conditions in the United States, Europe and other international markets. The Company's operating strategy and pricing take into account changes in exchange rates over time. However, the Company's results of operations may be significantly affected in the short term by fluctuations in foreign currency exchange rates.

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

The Company is aware of the issues associated with the forthcoming changes in Europe aimed at forming a European economic and monetary union (the "EMU"). One of the changes resulting from this union will require EMU member states to irrevocably fix their respective currencies to a new currency, the Euro, on January 1, 1999. On that day, the Euro will become a functional legal currency within these countries. During the next three years, business in the EMU member states will be conducted in both the 25 existing national currencies, such as the Franc or Deutsche Mark, and the Euro. As a result, companies operating in or conducting business in EMU member states will need to ensure that their financial and other software systems are capable of processing transactions and properly handling these currencies, including the Euro. The Company is still assessing the impact the EMU formation will have on both its internal systems and the products it sells. The Company will take appropriate corrective actions based on the results of such assessment. The Company has not yet determined the cost related to addressing this issue, and there can be no assurance that this issue and its related costs will not have a materially adverse affect on the company's business, operating results and financial condition.

YEAR 2000 ISSUES

Background. The approach of Year 2000 is causing a great deal of concern and discussion in the computer industry. There are many varieties of Year 2000 problems. One major concern is the accurate dating of files and transactions after January 1, 2000. For many years, software has represented dates using the MM/DD/YY format (or some variant), which allows for the display of only the last two digits of the year. With the upcoming transition from 99 to 00, dating problems may occur on systems that interpret a YY value of 00 incorrectly. The Company must address the millenium issues from a perspective of both developing and selling software products and also maintaining internal Company operations.

Actions Taken. The Company has taken steps to mitigate operating system date processing errors that might occur with the onset of the Year 2000 (Y2K). The Company has:

- issued a Year 2000 Date Processing Limited Warranty for Designated Software that defines how we expect our products to perform when processing dates in the Year 2000;

- produced an SCO Year 2000 White Paper detailing how Year 2000 affects SCO products and what products are covered by the Year 2000 Date Processing Limited Warranty;

-    performed Year 2000 testing of all current SCO products;

- issued fixes for Year 2000 problems that we have detected in current SCO supported products;

- created a project team to maintain consistent Year 2000 policy for our customers and to coordinate cross functional activities;

- created a Year 2000 committee to test, verify or upgrade internal systems and third party vendor software to insure continued operation of our infrastructure.

Software Sold to Customers. SCO believes that it has substantially identified and resolved all potential Year 2000 problems in software products under warranty that it develops and markets. However, management also believes that it is not possible to determine with complete certainty that all Year 2000 problems affecting the Company's software products have been identified or corrected due to 1) the complexity of these products, 2) the fact that these products interact with other third party vendor products and 3) the operation on computer systems which are not under the Company's control.

Internal Infrastructure. The Company believes that it has identified substantially all of the major computers, software applications, and related equipment used in connection with its internal operations that must be modified, upgraded, or replaced to minimize the possibility of a material disruption to its business. The Company has commenced modifying, upgrading, and replacing major systems that have been identified as adversely affected, and expects to complete this process by mid 1999.

Suppliers. The Company has initiated communications with third party suppliers of the major computers, software, and other equipment used, operated, or maintained by the Company to identify and, to the extent possible, to resolve issues involving the Year 2000 problem. However, the Company has limited or no control over the actions of these third party suppliers. Thus, while the Company expects that it will be able to resolve any significant Year 2000 problems with these systems, there can be no assurance that these suppliers will resolve any or all Year 2000 problems with these systems before the occurrence of a material disruption to the business of the Company or any of its customers. Any failure of these third parties to resolve Year 2000 problems with their systems in a timely manner could have a material adverse effect on the Company's business, financial condition, and results of operation.

Assessment of Consequences. The Company expects to identify and resolve all Year 2000 problems that could materially adversely affect its business operations and products. The exposure on the product side is possible provision of free upgrade software to a few customers. However, management believes that it is not possible to determine with complete certainty that all Year 2000 problems affecting the Company have been identified or corrected. The number of devices and permutations are too numerous. The Company is prepared for the likelihood of a few operational inconveniences and diversion of attention from ordinary business. However, the Company feels confident that there will be no adverse material effect on the Company's business or results of operations.

Disclaimer. The discussion of the Company's efforts, and management's expectations, relating the Year 2000 compliance are forward-looking statements. The Company's ability to achieve Year 2000 readiness and the level of incremental costs associated therewith, could be adversely impacted by, among other things, the availability and cost of programming and testing resources, vendor's ability to modify proprietary software, and unanticipated problems identified in the ongoing review.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations through a combination of net proceeds from the Company's initial public offering, bank borrowings, equipment lease lines and cash flow generated from operations. As of September 30, 1998, the Company's principal sources of liquidity included cash and short-term investments of $51.1 million and available bank lines of credit. The Company may borrow an amount equal to 75% of eligible accounts receivable, subject to a total of approximately $15.7 million against which the Company had $0.6 million in outstanding borrowings. Effective December 11, 1998, the maximum available credit lines were reduced by the Company to approximately $0.7 million. The Company does not believe it will require borrowing capacity greater than the amount available under this line of credit for at least the next twelve months. See Notes 2, 3 and 7 of Notes to the Consolidated Financial Statements.

Working capital has been used to acquire capital equipment, products and technology and to make facilities improvements. The Company's operating activities provided cash of $9.5 million in fiscal 1998, $15.0 million in fiscal 1997 and $25.3 million in fiscal 1996. Cash used for investing activity during fiscal 1998, 1997 and 1996 was $3.2 million, $14.8 million and $19.7 million, respectively. In fiscal 1998, 1997 and 1996, cash provided by operations was used to fund purchases of technology, property and equipment, common stock repurchases and short-term investments. Cash used for financing activities was $6.2 million, $10.0 million and $5.3 million for fiscal 1998, 1997 and 1996, respectively. In fiscal 1998, 1997 and 1996, proceeds from the sale of Common Stock were more than offset by the Company's stock repurchases and payments on capital lease obligations.

The Company believes that its existing cash and cash equivalents, short-term investments, funds generated from operations and available borrowing capabilities will be sufficient to meet its operating requirements through at least fiscal 1999.

QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

MARKET-RATE SENSITIVE INSTRUMENTS AND RISK MANAGEMENT

The following discussion about the Company's risk-management activities includes "forward-looking statements" that involve risk and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

The following tables summarize the financial instruments and derivative commodity instruments held by the Company at September 30, 1998, which are sensitive to changes in interest rates and foreign exchange rates. The Company uses forward foreign exchange contracts to manage these primary market exposures associated with underlying assets, liabilities, and anticipated transactions. The Company uses these instruments to reduce risk by essentially creating offsetting market exposures. The instruments held by the Company are not leveraged and are held for purposes other than trading.

In the normal course of business, the Company also faces risks that are either nonfinancial or nonquantifiable. Such risks principally include country risk, credit risk, and legal risk, and are not represented in the following tables.

INTEREST-RATE RISK

This table presents descriptions of the financial instruments that are held by the Company at September 30, 1998 and which are sensitive to changes in interest rates.

                    Maturity Date for Short-Term Investments
                            Year Ended September 30,

                                                                           Fair
(In thousands)               1999        2000       2001       Total       Value
---------------------------------------------------------------------------------
U.S. Treasury notes         $ 1,753     $1,562     $  763     $ 4,078     $ 4,118
Government agency bonds       2,458      2,198      2,497       7,153       7,191
Corporate bonds               7,608      5,180      3,299      16,087      16,094
                          -------------------------------------------------------
                            $11,819     $8,940     $6,559     $27,318     $27,403
Average interest rate          5.67%      6.06%      5.81%
----------------------------------------------------------------------------------

FOREIGN-EXCHANGE RISK

The table below provides information about derivative financial instruments that are sensitive to foreign currency exchange rates. The information is presented in U.S. dollar equivalents, the reporting currency of the Company. The Company purchases foreign-exchange contracts to hedge foreign currency exposure for underlying assets, liabilities and other obligations. The purpose of the Company's foreign-currency hedging activities is to protect the Company from the risk that the eventual net cash resulting from foreign denominated transactions will be adversely affected by changes in exchange rates. The table below presents the contract amounts, foreign exchange strike rate and the contract term.

                                Forward Contracts
                               September 30, 1998

(In thousands)                                         Contract 1     Contract 2
--------------------------------------------------------------------------------
Purchased two forward contracts
    Premium paid:                                               2              1
    Contract amount:                                          500          1,000
    Forward strike rate (USD/GBP):                         1.6293         1.6757
    Term of contract:                                    4 months       2 months
--------------------------------------------------------------------------------

THE SANTA CRUZ OPERATION, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                 Year Ended September 30,
                                                        -----------------------------------------
(In thousands, except per share data)                      1998            1997            1996
-------------------------------------------------------------------------------------------------
Net revenues                                            $ 171,900       $ 193,660       $ 207,890
Cost of revenues                                           45,898          55,315          54,402
-------------------------------------------------------------------------------------------------
        Gross margin                                      126,002         138,345         153,488
-------------------------------------------------------------------------------------------------
Operating expenses:
     Research and development                              41,393          46,130          39,009
     Sales and marketing                                   79,644          79,536          79,359
     General and administrative                            18,558          20,900          20,338
     Non-recurring charges                                     --           8,373          38,363
-------------------------------------------------------------------------------------------------
        Total operating expenses                          139,595         154,939         177,069
-------------------------------------------------------------------------------------------------
        Operating loss                                    (13,593)        (16,594)        (23,581)
Other income (expense):
     Interest income, net                                   2,261           2,291           2,302
     Other income (expense), net                              226            (866)           (394)
-------------------------------------------------------------------------------------------------
        Loss before income taxes                          (11,106)        (15,169)        (21,673)
-------------------------------------------------------------------------------------------------
     Income taxes                                           3,559               1             741
-------------------------------------------------------------------------------------------------
        Net loss                                        $ (14,665)      $ (15,170)      $ (22,414)
-------------------------------------------------------------------------------------------------
        Net loss per share:
           Basic                                        $   (0.41)      $   (0.41)      $   (0.62)
           Diluted                                      $   (0.41)      $   (0.41)      $   (0.62)
-------------------------------------------------------------------------------------------------
        Shares used in loss per share calculation:
           Basic                                           35,817          36,628          36,179
           Diluted                                         35,817          36,628          36,179
-------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

THE SANTA CRUZ OPERATION, INC.
CONSOLIDATED BALANCE SHEETS


                                                                                             September 30,
                                                                                     -----------------------------
(In thousands, except for share data)                                                  1998                 1997
------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
     Cash and cash equivalents                                                       $ 23,758             $ 23,225
     Short-term investments                                                            27,318               28,486
     Receivables, net                                                                  29,038               36,546
     Deferred tax assets                                                                3,487                6,631
     Other current assets                                                               9,141                6,934
------------------------------------------------------------------------------------------------------------------
        Total current assets                                                           92,742              101,822
------------------------------------------------------------------------------------------------------------------
Property and equipment, net                                                            12,929               13,666
Purchased software and technology licenses, net                                        13,013               16,523
Other assets                                                                           13,999               14,654
------------------------------------------------------------------------------------------------------------------
           Total assets                                                              $132,683             $146,665
------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Royalties payable                                                               $  5,062             $ 11,262
     Trade accounts payable                                                             9,450                8,600
     Income taxes payable                                                               1,876                1,101
     Accrued expenses and other current liabilities                                    26,796               27,230
     Deferred revenues                                                                 16,238                7,465
------------------------------------------------------------------------------------------------------------------
        Total current liabilities                                                      59,422               55,658
------------------------------------------------------------------------------------------------------------------
Other long-term liabilities                                                            13,126                9,545
------------------------------------------------------------------------------------------------------------------
Commitments and contingencies (note 10) Shareholders' equity:
     Common stock, no par value, net of notes receivable of $92 and $88 from an officer of the Company, authorized 100,000,000 shares
        Issued and outstanding 35,048,916 and 36,450,115 shares                       111,972              119,287
     Cumulative translation adjustment                                                  1,292                  639
     Accumulated deficit                                                              (53,129)             (38,464)
------------------------------------------------------------------------------------------------------------------
        Total shareholders' equity                                                     60,135               81,462
------------------------------------------------------------------------------------------------------------------
           Total liabilities and shareholders' equity                                $132,683             $146,665
------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

THE SANTA CRUZ OPERATION, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                                                                        Note
                                            Common Stock              Receivable    Cumulative                          Total
                                        -----------------------         from       Translation      Accumulated      Shareholders'
(In thousands)                          Shares          Amount         Officer      Adjustment        Deficit           Equity
----------------------------------------------------------------------------------------------------------------------------------
BALANCES, SEPTEMBER 30, 1995            30,844         $  83,225         $(79)        $   (84)        $   (880)        $  82,182
Issuance under stock option and
   purchase plans                          823             2,739           --              --               --             2,739
Common stock repurchases                  (689)           (4,744)          --              --               --            (4,744)
UNIX asset purchase                      6,128            43,773           --              --               --            43,773
Interest on loans                           --                --           (5)             --               --                (5)
Stock option income tax benefit             --               263           --              --               --               263
Translation adjustment                      --                --           --            (213)              --              (213)
Net loss                                    --                --           --              --          (22,414)          (22,414)
----------------------------------------------------------------------------------------------------------------------------------
BALANCES, SEPTEMBER 30, 1996            37,106         $ 125,256         $(84)        $  (297)        $(23,294)        $ 101,581
Issuance under stock option and
   purchase plans                          872             2,985           --              --               --             2,985
Common stock repurchases                (1,528)           (9,110)          --              --               --            (9,110)
Interest on loans                           --                --           (4)             --               --                (4)
Stock option income tax benefit             --               244           --              --               --               244
Translation adjustment                      --                --           --             936               --               936
Net loss                                    --                --           --              --          (15,170)          (15,170)
----------------------------------------------------------------------------------------------------------------------------------
BALANCES, SEPTEMBER 30, 1997            36,450         $ 119,375         $(88)        $   639         $(38,464)        $  81,462
Issuance under stock option and
   purchase plans                          659             1,960           --              --               --             1,960
Common stock repurchases                (2,060)           (9,271)          --              --               --            (9,271)
Interest on loans                           --                --           (4)             --               --                (4)
Translation adjustment                      --                --           --             653               --               653
Net loss                                    --                --           --              --          (14,665)          (14,665)
----------------------------------------------------------------------------------------------------------------------------------
BALANCES, SEPTEMBER 30, 1998            35,049         $ 112,064         $(92)        $ 1,292         $(53,129)        $  60,135
----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

THE SANTA CRUZ OPERATION, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                              Year Ended September 30,
                                                                     ------------------------------------------
(In thousands)                                                         1998             1997             1996
---------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                             $(14,665)        $(15,170)        $(22,414)
Adjustments to reconcile net loss to net cash
  provided by operating activities -
      Depreciation and amortization                                    14,363           17,084           16,840
      Charge for purchased research and development                        --               --           38,363
      Deferred tax assets                                                 205           (1,017)          (1,842)
      Exchange gain                                                      (605)              --               --
      Stock option income tax benefit                                      --              244              263
      Changes in operating assets and liabilities-
           Receivables                                                  8,147           10,630           (2,167)
           Other current assets                                        (2,024)           2,736             (336)
           Other assets                                                 2,362              857           (2,410)
           Royalties payable                                           (6,197)             618            5,002
           Trade accounts payable                                         608           (4,155)           2,548
           Income taxes payable                                           703           (1,132)             423
           Accrued expenses and other current liabilities              (1,977)           3,714           (7,333)
           Deferred revenues                                            8,555              627           (1,673)
---------------------------------------------------------------------------------------------------------------
               Net cash provided by operating activities                9,475           15,036           25,264
---------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
      Purchases of property and equipment                              (1,410)          (1,796)          (4,874)
      Purchases of software and technology licenses                    (2,995)          (5,188)          (5,953)
      Sales of short-term investments                                  31,514           17,006           15,514
      Purchases of short-term investments                             (30,346)         (22,726)         (23,464)
      Changes in other assets                                              25           (2,128)            (937)
---------------------------------------------------------------------------------------------------------------
          Net cash used for investing activities                       (3,212)         (14,832)         (19,714)
---------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
      Payments on capital leases                                       (2,759)          (1,627)          (3,924)
      Net proceeds from sale of common stock                            1,960            2,985            2,739
      Repurchases of common stock                                      (9,271)          (9,110)          (4,752)
      Changes in other long-term liabilities                            3,883           (2,224)             588
---------------------------------------------------------------------------------------------------------------
          Net cash used for financing activities                       (6,187)          (9,976)          (5,349)
---------------------------------------------------------------------------------------------------------------
Effects of exchange rate changes on cash and cash equivalents             457              932             (210)
---------------------------------------------------------------------------------------------------------------
Change in cash and cash equivalents                                       533           (8,840)              (9)
Cash and cash equivalents at beginning of year                         23,225           32,065           32,074
---------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                             $ 23,758         $ 23,225         $ 32,065
---------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
      Cash paid -
            Income taxes                                             $  2,192         $  2,168         $  1,955
            Interest                                                      766              643              147
      Non-cash financing and investing activities -
            Assets recorded under capital leases                     $  4,701         $  4,063         $  2,676
            Assets written off against restructuring reserve              568              125               --
            Networking technology buyout (see Note 6)                      --               --            8,205
            Purchase of UNIX assets with common stock                      --               --           43,773
---------------------------------------------------------------------------------------------------------------

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

CASH EQUIVALENTS AND INVESTMENTS The Company considers all highly liquid investments with an original maturity of 90 days or less at the date of acquisition to be cash equivalents. Short-term investments include instruments with lives ranging from 91 days to three years. The Company classifies its investments in certain debt and equity securities as available-for-sale. Such investments are recorded at fair market value, based on quoted market prices, and unrealized gains and losses are reported as a separate component of shareholders' equity. As of September 30, 1998 and 1997, unrealized gains or losses on such investments were not significant. The cost of securities is based on the specific identification method.

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

SOFTWARE DEVELOPMENT COSTS Statement of Financial Accounting Standard No. 86 provides for the capitalization of certain software development costs once technological feasibility is established. Capitalized costs are then amortized on a straight-line basis over the estimated product life, or on the ratio of current revenues to total projected product revenues, whichever is greater. Through September 30, 1998, the Company believes its process for developing software was essentially completed concurrent with the establishment of technological feasibility, and accordingly, no software development costs have been capitalized to date.

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

The Company has entered into agreements whereby it licenses products to original equipment manufacturers. These agreements may provide for nonrefundable commitment fees which are recognized upon contract signing, product acceptance and delivery. Such commitment fees received prior to product acceptance are deferred.

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

COOPERATIVE ADVERTISING The Company expenses advertising costs as incurred. The Company reimburses certain qualified customers for a portion of the advertising costs related to their promotion of the Company's products. The Company's liability for reimbursement is accrued at the time revenue is recognized as a percentage of the qualified customer's net revenue derived from the Company's products. For 1998, 1997 and 1996 cooperative advertising expense totaled approximately $9.2 million, $8.6 million and $8.2 million, respectively.

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

COMPUTATION OF NET LOSS PER SHARE The Company has adopted the provisions of Statement of Financial Accounting Standards No. 128 (SFAS 128) effective December 31, 1997. SFAS 128 requires the presentation of basic and diluted earnings per share. Basic EPS is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by giving effect to all dilutive potential common shares that were outstanding during the period. For the Company, dilutive potential common shares consist of the incremental common shares issuable upon the exercise of stock options for all periods. In accordance with SFAS 128, all prior period earnings per share amounts have been restated to reflect this method of calculation.

RECENT ACCOUNTING PRONOUNCEMENTS In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, (SFAS 133), Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognizes all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value. Management has not yet evaluated the effects of this change on its operations. The Company will adopt SFAS 133 as required for its first quarterly filing of fiscal year 2000.

In October 1997, the AICPA issued Statement of Position (SOP) 97-2, Software Revenue Recognition, which supersedes SOP 91-1. It provides guidance on applying generally accepted accounting principles in recognizing revenue on software transactions. Different interpretations of a provision of SOP 97-2 have arisen with the result that the effective date of that provision of SOP 97-2 for certain transactions has been deferred for one year. The Company will be required to adopt SOP 97-2 prospectively for software transactions entered into beginning October 1, 1998. The Company does not anticipate that the adoption of SOP 97-2 will have a material impact on the Company's financial position or results of operations.

In June 1997, the Financial Accounting Standards Board, (FASB), issued Statement of Financial Accounting Standards No. 130 (SFAS 130), Reporting Comprehensive Income. This statement establishes requirements for disclosure of comprehensive income and becomes effective for the Company for fiscal years beginning after December 15, 1997, with reclassification of earlier financial statements for comparative purposes. Comprehensive income generally represents all changes in shareholders' equity except those resulting from investments or contributions by shareholders. The Company does not expect this pronouncement to materially impact the Company's results of operations.

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, (SFAS 131), Disclosures about Segments of an Enterprise and Related Information. This statement establishes standards for disclosure about operating segments in annual financial statements and selected information in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas and major customers. This statement supersedes Statement of Financial Accounting Standards No. 14, Financial Reporting for Segments of a Business Enterprise. The new standard becomes effective for fiscal years beginning after December 15, 1997, and requires that comparative information from earlier years be restated to conform to the requirements of this standard. The Company does not anticipate that the adoption of SFAS 131 will significantly alter the Company's current reporting and disclosures.

STOCK-BASED COMPENSATION The Company accounts for its stock-based compensation plans using the intrinsic value method. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

FOREIGN CURRENCY TRANSLATION The functional currency of the Company's foreign subsidiaries is the local foreign currency. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate on the balance sheet date. Revenues, costs and expenses are translated at average rates of exchange prevailing during the period. Translation adjustments resulting from translation of intercompany accounts are accumulated as a separate component of shareholders' equity. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and have not been significant.

HEDGING OF FOREIGN CURRENCY TRANSACTIONS The Company utilizes foreign currency forward exchange contracts to hedge foreign currency market exposures of underlying assets, liabilities and other obligations. The Company does not use forward exchange contracts for speculative or trading purposes. The Company's accounting policies for these instruments are based on the Company's designation of such instruments as hedging transactions. The criteria the Company uses for designating an instrument as a hedge include the instrument's effectiveness in risk reduction and one-to-one matching of forward exchange contracts to underlying transactions. Gains and losses on currency forward contracts that are designated and effective as hedges of firm commitments are deferred and recognized in income in the same period that the underlying transactions are settled. Gains and losses on currency forward contracts that are designated and effective as hedges of existing transactions are recognized in income in the same period as losses and gains on the underlying transactions are recognized and generally offset. Gains and losses on any instruments not meeting the above criteria would be recognized in income in the current period. The Company transacts business in various foreign currencies. During 1997, the Company established hedging programs to protect against exposure on certain foreign denominated transactions through the use of foreign currency forward exchange contracts. At September 30, 1998, the Company had foreign exchange contracts, all having maturities of 90 days or less, to sell approximately $1,500,000 in U.S. dollars.

The fair value of these contracts at September 30, 1998 is not significant. The counterparties to these contracts are substantial and credit worthy multinational commercial banks. The risks of counterparty nonperformance associated with these contracts are not considered to be significant.

NOTE 2 - CASH AND CASH EQUIVALENTS

                                                             September 30,
                                                      --------------------------
(In thousands)                                          1998               1997
--------------------------------------------------------------------------------
Bank demand deposits                                  $ 1,035            $    --
Certificates of deposit                                    --              2,173
Money market accounts                                  20,660             21,052
Corporate bonds                                         2,063                 --
--------------------------------------------------------------------------------
                                                      $23,758            $23,225
--------------------------------------------------------------------------------

NOTE 3 - SHORT-TERM INVESTMENTS

                                                            September 30,
                                                      --------------------------
(In thousands)                                         1998               1997
--------------------------------------------------------------------------------
U.S. Treasury notes                                   $ 4,078            $ 4,643
Certificates of deposit                                    --              1,145
Government agency bonds                                 7,153             10,351
Corporate bonds                                        16,087             12,347
--------------------------------------------------------------------------------
                                                      $27,318            $28,486
--------------------------------------------------------------------------------

At September 30, 1998, investments with maturity dates ranging from 91 days to one year totaled $5.2 million, and investments with maturity dates ranging from one year to three years totaled $22.1 million.

NOTE 4 - RECEIVABLES

                                                           September 30,
                                                    ---------------------------
(In thousands)                                        1998               1997
--------------------------------------------------------------------------------
Trade accounts receivable                           $ 40,826           $ 47,425
Less allowance for returns and
    doubtful accounts                                (11,788)           (10,879)
--------------------------------------------------------------------------------
                                                    $ 29,038           $ 36,546
--------------------------------------------------------------------------------

The Company generates a significant portion of its revenues through distributors of computer software in North America, Europe and the Pacific Rim. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for potential credit losses. For the fiscal years ended September 30, 1998, 1997 and 1996, no one customer's balance exceeded 10% of trade receivables or accounted for greater than 10% of the Company's revenues.

NOTE 5 - PROPERTY AND EQUIPMENT

                                                            September 30,
                                                     ---------------------------
(In thousands)                                         1998              1997
--------------------------------------------------------------------------------
Computer and office equipment                        $ 43,218          $ 39,098
Furniture and fixtures                                  8,467             7,469
Leasehold improvements                                  8,001             7,540
--------------------------------------------------------------------------------
                                                       59,686            54,107
Less accumulated depreciation and
    amortization                                      (46,757)          (40,441)
--------------------------------------------------------------------------------
                                                     $ 12,929          $ 13,666
--------------------------------------------------------------------------------

Depreciation and amortization expense was $6.9 million, $7.5 million, and $7.1 million during fiscal 1998, 1997 and 1996, respectively.

NOTE 6 - PURCHASED SOFTWARE AND TECHNOLOGY LICENSES


                                                          September 30,
                                                    ----------------------------
(In thousands)                                        1998               1997
--------------------------------------------------------------------------------
Purchased software and
   technology licenses, at cost                     $ 33,791           $ 34,121
Less accumulated amortization                        (20,778)           (17,598)
--------------------------------------------------------------------------------
                                                    $ 13,013           $ 16,523
--------------------------------------------------------------------------------

In March of 1996, the Company purchased a fully paid up license enabling it to integrate and distribute certain networking technology in perpetuity. Under the terms of the purchase agreement, consideration of $9.0 million was paid in three equal installments of $3.0 million in each of fiscal 1996, 1997 and 1998. The present value of the license is included in purchased software and technology licenses in the Company's consolidated balance sheet. Amortization expense for this license of $1.4 million in 1998 and 1997 and $1.0 million in 1996 is included in cost of license revenues in the Company's consolidated statements of operations.

Amortization expense was $6.6 million, $7.8 million, and $5.6 million during fiscal 1998, 1997 and 1996, respectively.

NOTE 7 - BANK LINE OF CREDIT

At September 30, 1998, the Company had available lines of credit of approximately $15.7 million. The domestic credit agreement provided that the Company may borrow an amount equal to 75% of eligible accounts receivable, subject to a total of $15.0 million. The interest rate on the domestic line of credit was the prime rate and borrowings were unsecured. The line of credit required that the Company maintain certain financial ratios with which the company was not in compliance as of September 30, 1998, and received a waiver for the specific violation. However, this line of credit was not used during fiscal 1998 and was terminated by the Company as of December 11, 1998. The Company maintains a $0.7 million line of credit internationally under which the Company had $0.6 million in outstanding borrowings at September 30, 1998. The interest rate on borrowings made against this line of credit during fiscal 1998 was 2.125%.

NOTE 8 - ROYALTIES PAYABLE

Royalties payable represent obligations to pay authors of certain software products under licensing agreements. Two corporate shareholders accounted for $0.6 million and $8.3 million of the royalties payable balance at September 30, 1998 and 1997 respectively, and $(2.1) million, $4.2 million and $4.1 million of royalty (income) expense for fiscal 1998, 1997 and 1996, respectively.

NOTE 9 - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

                                                             September 30,
                                                       -------------------------
(In thousands)                                            1998             1997
--------------------------------------------------------------------------------
Accrued wages, commissions, bonuses                     $ 8,153          $ 7,236
Accrued advertising                                       4,459            3,829
Accrued fringe benefits                                   2,489            2,488
Other accrued expenses                                   11,695           13,677
--------------------------------------------------------------------------------
                                                        $26,796          $27,230
--------------------------------------------------------------------------------

NOTE 10 - COMMITMENTS AND CONTINGENCIES

LEASE COMMITMENTS Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of September 30, 1998 were as follows:


                                                                Capital        Operating
(In thousands)                                                  Leases           Leases
----------------------------------------------------------------------------------------
Year Ending September 30,
             1999                                                $3,917          $ 8,023
             2000                                                 2,510            7,160
             2001                                                 1,096            6,416
             2002                                                    27            5,846
             2003                                                    --            4,738
             Later years, through 2020                               --           20,799
                                                                 ------         --------
Total minimum lease payments                                      7,550         $ 52,982
                                                                                ========
Less amount representing interest                                   618
                                                                 ------
Present value of net minimum capital lease payments               6,932

Less current installments of
    obligations under capital leases                              3,427
----------------------------------------------------------------------------------------
Obligations under capital leases,
    excluding current installments                               $3,505
----------------------------------------------------------------------------------------

The cost of assets recorded under capital leases was $11.5 million and $7.4 million at September 30, 1998 and 1997, respectively. Accumulated amortization on those dates was $4.5 million and $2.2 million, respectively.

Rent expense amounted to approximately $8.1 million, $8.6 million and $8.2 million in fiscal 1998, 1997 and 1996, respectively.

Included in the Company's operating lease commitments are facilities leased from Encinal Partners, a partnership which includes both the Company President and Chief Executive Officer and a principal shareholder. The Company's Board of Directors has reviewed and approved the lease agreements and determined that the lease agreements entered into by the Company are equivalent to agreements that would be negotiated with independent third parties on an "arms-length" basis. The remaining lease term of these facilities is between one and seven years. Rent expense for these facilities amounted to approximately $1.4 million in each of fiscal 1998, 1997 and 1996.

NOTE 11 - SHAREHOLDERS' EQUITY

PREFERRED STOCK The Company is authorized to issue 20,000,000 shares of Preferred Stock. As of September 30, 1998, there were no shares of Preferred Series stock either issued or outstanding.

1993 EMPLOYEE STOCK PURCHASE PLAN The Company has an Employee Stock Purchase Plan (ESPP) for all eligible employees which is administered by the Board of Directors. Under the ESPP, shares of the Company's ESPP stock may be purchased at six-month intervals at 85% of the fair market value on the first or last day of each six-month period whichever is lower. Employees may purchase shares through payroll deductions of up to 10% of gross compensation during an offering period. During 1998, 1997 and 1996, employees purchased 567,647, 431,351 and 317,722 shares at an average per share price of $3.07, $4.81 and $5.47, respectively. The number of shares reserved for issuance under the Purchase Plan increased by 750,000 shares in February 1998. As of September 30, 1998, 1,200,117 shares were reserved for future issuance.

1994 INCENTIVE STOCK OPTION PLAN As of September 30, 1998, the Company had authorized 15,013,665 shares of Common Stock for issuance under the 1994 Incentive Stock Option Plan (the "Option Plan"). The Company's Board of Directors administers the Option Plan and determines the terms of the options granted under the Option Plan, including the exercise price, number of shares subject to each option and the exercisability thereof. In addition, the Company's stock committee is authorized to grant up to 20,000 shares to an individual employee or consultant under the terms of the Option Plan.

The exercise price of all incentive options granted under the Option Plan must be at least equal to the fair market value. Options granted under the Option Plan prior to January 31, 1996 generally become exercisable over a five year period. Effective January 31, 1996, the vesting period for subsequent grants was changed to four years. The term of each option is ten years.

1993 DIRECTOR OPTION PLAN The Company's 1993 Director Option Plan (the "Director Plan") provides for the granting of nonstatutory stock options to non-employee directors of the Company and is administered by the Board of Directors. In February of 1998, the number of shares available for issuance under the Director Plan was increased by 200,000 shares from 750,000 shares to 950,000 shares.

A summary of the status of the Company's stock option plans as of September 30, 1998, 1997 and 1996, and changes during the years then ended on those dates is presented below:

(In thousands, except per share data)

                                                      1998                           1997                            1996
                                            -------------------------      -------------------------      ------------------------
                                                            Weighted-                      Weighted-                     Weighted-
                                                            Average                        Average                       Average
                                             Shares         Exercise       Shares          Exercise       Shares         Exercise
Option and Director Plans                    (000)           Price          (000)           Price          (000)           Price
----------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year              8,558         $  5.25          6,419         $  6.93          6,244         $  6.60

Granted                                       3,102            3.87          8,345            5.43          1,424            7.03

Exercised                                       (91)           2.37           (441)           2.08           (506)           1.96

Cancelled                                    (1,220)           5.80         (5,765)           7.62           (743)           7.73
                                            -------                        -------                          -----

Outstanding at end of year                   10,349            4.80          8,558            5.25          6,419            6.93
                                            =======                        =======                          =====

Options exercisable at year-end               3,484         $  5.17          1,678         $  5.54          2,468         $  5.73
Weighted-average fair value of
     options granted during the year                        $  2.19                        $  2.13                        $  3.48
----------------------------------------------------------------------------------------------------------------------------------

The following table summarizes information about stock options outstanding at September 30,1998:

(In thousands)

                                     OPTIONS OUTSTANDING                        OPTIONS EXERCISABLE
                      ------------------------------------------------   ------------------------------
                         Number       Weighted-Avg                         Number
     Range of         Outstanding      Remaining         Weighted-Avg     Exercisable    Weighted-Avg
  Exercise Price       at 9/30/98   Contractual Life    Exercise Price    at 9/30/98     Exercise Price
-------------------------------------------------------------------------------------------------------
$ 0.41   -   0.41              9        0.7 years           $ 0.41               9           $ 0.41
  1.25   -   1.50            197        1.9                   1.37             197             1.37
  2.00   -   3.00            558        8.7                   2.54             110             2.38
  3.19   -   4.75          3,351        9.1                   4.08             672             4.17
  4.81   -   7.15          5,967        7.6                   5.34           2,281             5.57
  7.25   -  10.50            224        6.1                   8.53             172             8.52
 12.00   -  12.00             43        4.6                  12.00              43            12.00
$  .41   -  12.00         10,349        8.0                 $ 4.80           3,484           $ 5.17
                          ======                                             =====

-------------------------------------------------------------------------------------------------------

PRO FORMA FAIR VALUE ACCOUNTING FOR STOCK-BASED COMPENSATION SFAS No. 123, Accounting for Stock-Based Compensation, requires pro forma information regarding net income and earnings per share be determined as if the Company had accounted for its employee stock options and other stock-based compensation granted subsequent to September 30, 1996 under the fair value method of that statement. The fair value of the options granted under the Incentive Option Plan and the Director Option Plan was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1998, 1997 and 1996: risk-free interest rate of 5.45% for 1998, 6.19% for 1997, and 5.97% for 1996; dividend yield of 0%; volatility factor of the expected market price of the Company's common stock of 65% for 1998 and 55% for 1997 and 1996, respectively; an average turnover rate of 15% for options granted to employees and a four year and five year expected life for options granted to employees and executives, respectively.

The fair value for the Employee Stock Purchase Plan rights were also estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for 1998, 1997 and 1996: risk-free interest rates of 5.31%, 5.31% and 5.34%, respectively; dividend yield of 0%; volatility factors of 65% for 1998 and 55% for 1997 and 1996; and six month expected life. The weighted average fair value of the ESPP rights granted in 1998, 1997 and 1996 was $ 1.27, $1.71 and $2.01, respectively.

(In thousands, except per share price)

                                                            Fiscal Year Ended
                                                               September 30,
                                                     -------------------------------
                                                        1998        1997       1996
------------------------------------------------------------------------------------
Pro forma net loss                                    (20,664)   (18,625)    (23,376)

Pro forma loss per share, basic and diluted             (0.58)     (0.51)      (0.65)
------------------------------------------------------------------------------------

During the initial phase-in period, the effects of applying SFAS No. 123 for recognizing compensation expense may not be representative of the effects on the reported net income or loss for future years because the options granted by the Company vest over several years and additional awards may be made in the future.

COMMON STOCK REPURCHASES The Company repurchases its common stock on the open market, both systematically and non-systematically. Under the systematic stock repurchase plan, shares of common stock are repurchased to help negate the dilutive effects of the Incentive Stock Option Plan and the Employee Stock Purchase Plan. For the fiscal years ended September 30, 1998, 1997, and 1996, the purchases and retirements of common stock under the systematic plan were 1,115,000 shares, 843,000 shares and 601,000 shares, respectively. Under the non-systematic repurchase plan, the Company may repurchase up to 6,000,000 shares of its common stock. During the fiscal years ended September 30, 1998, 1997 and 1996, 945,050, 685,000 and 88,000 shares, respectively, were repurchased and retired under the non-systematic plan. Both the systematic and non-systematic plans have been approved for continuance into fiscal 1999.

SHAREHOLDER RIGHTS In September 1997, the Company adopted a Shareholder Rights Plan which provides existing shareholders with the right to purchase a partial share of preferred stock for each share of common stock owned by the shareholder in the event of certain changes in the Company's ownership. These rights may serve as a deterrent to certain takeover attempts not approved by the Company's Board of Directors. The rights expire in September 2007.

NOTE 12 - INCOME TAXES

Loss before income taxes for fiscal 1998, 1997, and 1996 include foreign pretax profit (loss) of approximately $(3.0) million, $2.2 million and $2.2 million, respectively. The components of income taxes are as follows:

                                             Fiscal Year Ended September 30,
                                          --------------------------------------
(In thousands)                              1998          1997            1996
--------------------------------------------------------------------------------
Current:
   Federal                                $   --        $  (846)        $   301
   State                                      20           (774)            814
   Foreign                                 3,334          2,394           1,205
--------------------------------------------------------------------------------
      Total current                        3,354            774           2,320
--------------------------------------------------------------------------------
Deferred:
   Federal                                    --          1,450          (1,684)
   State                                      --           (308)           (568)
   Foreign                                   205         (2,159)            410
--------------------------------------------------------------------------------
      Total deferred                         205         (1,017)         (1,842)
--------------------------------------------------------------------------------
Charge in lieu of income
    tax expense related to
    employee stock options                    --            244             263
--------------------------------------------------------------------------------
                                          $3,559        $     1         $   741
--------------------------------------------------------------------------------

Income taxes differ from the amount computed by applying the statutory federal income tax rate to loss before income taxes as follows:

                                             Fiscal Year Ended September 30,
                                          --------------------------------------
(In thousands)                             1998           1997           1996
--------------------------------------------------------------------------------
Statutory federal income
    benefit at 34%                        $(3,776)       $(5,157)       $(7,369)
State income tax (benefit),
    net of federal effect                    (338)          (714)           162
Foreign taxes less related tax
    benefit, if any                         3,659            502            577
Losses and expenses without
    tax benefit                             4,014          5,836          7,379
Other, net                                     --           (466)            (8)
--------------------------------------------------------------------------------
                                          $ 3,559        $     1        $   741
--------------------------------------------------------------------------------

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

                                             Fiscal Year Ended September 30,
                                         ---------------------------------------
(In thousands)                             1998           1997           1996
--------------------------------------------------------------------------------
Deferred tax assets:
Accruals and reserve
    accounts                             $  9,732       $  6,130       $  7,685
Property and equipment                      1,477          2,696            142
Purchased software                             --             --          5,005
Net operating loss carryforward            18,550          9,644             --
Research credit                             7,105          6,715          4,593
Other credits                               1,020          1,986             --
--------------------------------------------------------------------------------
Total gross deferred tax assets            37,884         27,171         17,425
Less valuation allowance                  (26,330)       (17,452)        (9,598)
--------------------------------------------------------------------------------
Net deferred  tax assets                   11,554          9,719          7,827
--------------------------------------------------------------------------------
Deferred tax liabilities:
Purchased software                          3,730          1,690            815
--------------------------------------------------------------------------------
Total deferred tax liabilities              3,730          1,690            815
--------------------------------------------------------------------------------
Net tax assets and liabilities           $  7,824       $  8,029       $  7,012
--------------------------------------------------------------------------------

The net change in the total valuation allowance for the years ended September 30, 1998, 1997 and 1996 was an increase of approximately $8.9 million, $7.9 million and $5.4 million, respectively.

The Company's management believes the uncertainty regarding the timing of the realization of net deferred tax assets requires a valuation allowance.

At September 30, 1998, the Company has net operating loss carryforwards of approximately $53.0 million which expire in fiscal years 2012 through 2013, and foreign tax credit and research credit carryforwards of approximately $0.6 million and $7.3 million, respectively, which expire in fiscal 1999 through 2013.

At September 30, 1998, the cumulative unremitted foreign earnings of the Company were not material. The Company intends to reinvest these earnings indefinitely.

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

The restructuring charge payable and payments against it can be summarized as follows:

                                      Reduction
(In thousands)                         in Force    Facilities    Technology      Other        Total
----------------------------------------------------------------------------------------------------
Restructuring charge accrued            $ 3,359       $1,925       $ 1,433      $ 1,656      $ 8,373

Fiscal 1997 payments / write-offs        (2,551)        (485)       (1,433)      (1,055)      (5,524)
----------------------------------------------------------------------------------------------------

Accrual at end of fiscal 1997               808        1,440            --          601        2,849

Fiscal 1998 payments / write-offs          (798)        (758)           --         (601)      (2,157)
----------------------------------------------------------------------------------------------------

Accrual at end of fiscal 1998           $    10       $  682       $    --      $    -       $   692
----------------------------------------------------------------------------------------------------

NOTE 14 - ACQUISITIONS

UNIX ASSETS In December 1995, the Company acquired from Novell certain assets related to UnixWare including the core intellectual property. The consideration consisted of 6,127,500 newly issued shares of non-registered common stock. Additionally, cash payments to Novell with a present value of $84 million will be paid periodically by SCO provided certain unit volumes of UNIX distribution are achieved. To date, distribution unit volume of UNIX has not reached levels which have required the Company to make cash payments to Novell. Such payments terminate at the end of calendar year 2002. Non-recurring charges of $38.4 million were incurred in fiscal 1996 for costs allocated to in-process research and development for which technological feasibility had not been established and for which there was no alternative future use. The Company also purchased core intellectual property totaling $5.8 million, software technology licenses totaling $5.5 million and intangibles of $1.7 million.

NOTE 15 - INVESTMENTS

In November 1996, the Company purchased $2.0 million of convertible debentures of a domestic distribution channel partner. The debentures can be converted, in whole or in part, at any time prior to maturity on February 18, 1999, for preferred stock equal to 19.9% of the fully diluted common stock outstanding. If the Company does not convert the debenture, the partner will repay all principal and interest in twelve equal quarterly installments commencing March 31, 1999.

In January 1995, the Company purchased 10% of another domestic distribution channel partner's preferred stock in exchange for cash, product and equipment valued at $1.0 million. In addition, the Company has loaned $1.0 million to this partner. The loan matures on July 1, 2000, but may be converted at any time prior to maturity for an additional 10% of either the partner's preferred stock or common stock. Interest accrued as of July 1, 1998 was paid in July 1998. Interest accrued subsequent to July 1, 1998 on the outstanding borrowing is due and payable at the loan's maturity.

At September 30, 1998, the Company had accounts receivable outstanding with the related parties of $1.5 million. The September 30, 1997 outstanding accounts receivable with the related parties was $3.9 million. Sales to the related parties were $18.6 million for fiscal 1998 and $18.3 million for fiscal 1997. One of the parties accounted for receivables of $1.6 million as of September 30, 1996, and sales of $7.7 million for fiscal 1996.

NOTE 16 - INFORMATION BY GEOGRAPHIC AREA

                                                  Fiscal Year Ended September 30,
                                           ---------------------------------------------
(In thousands)                                1998              1997              1996
----------------------------------------------------------------------------------------
NET REVENUES:
United States                              $ 108,482         $ 113,328         $ 125,759
Europe                                        61,191            77,931            80,603
Other international operations                 2,227             2,401             1,528
----------------------------------------------------------------------------------------
Total net revenues                         $ 171,900         $ 193,660         $ 207,890
========================================================================================

TRANSFERS BETWEEN GEOGRAPHIC AREAS:
United States                              $  11,620         $  13,205         $  16,894
Europe                                         1,865             2,136               916
----------------------------------------------------------------------------------------
Total transfers                            $  13,485         $  15,341         $  17,810
========================================================================================

OPERATING INCOME (LOSS):
United States                              $ (10,966)        $ (17,496)        $ (29,017)
Europe                                        (2,932)            1,999             2,864
Other international operations                   305               189               120
Eliminations                                      --            (1,286)            2,452
----------------------------------------------------------------------------------------
Operating loss                             $ (13,593)        $ (16,594)        $ (23,581)
========================================================================================

IDENTIFIABLE ASSETS:

United States                              $ 102,825         $ 117,068         $ 135,040
Europe                                        27,914            32,816            31,930
Other international operations                 1,643             3,728             3,860
Eliminations                                     301            (6,947)           (4,023)
----------------------------------------------------------------------------------------
Total assets                               $ 132,683         $ 146,665         $ 166,807
========================================================================================

Intercompany sales between geographic areas are accounted for at prices representative of unaffiliated party transactions. "Other international operations" includes a subsidiary in Japan.

NOTE 17 - EMPLOYEE BENEFIT PLAN

SAVINGS PLANS The Company has a savings plan, which qualifies under section 401(k) of the Internal Revenue Code. Under the plan, participating U.S. employees may defer up to 20% of their pre-tax salary, but not more than the statutory limits. The Company matches 50% of employee contributions up to the lower of 6% of the employee's annual salary or $3,000. For fiscal 1998, 1997 and 1996, the Company's total contributions towards the 401(k) plan amounted to $0.9 million, $0.9 million and $0.5 million, respectively.

REPORTS OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of The Santa Cruz Operation, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of operations, of shareholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of The Santa Cruz Operation, Inc. and its subsidiaries at September 30, 1998, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

San Jose, California
October 23, 1998 except for Note 7 which is as of December 11, 1998


To the Board of Directors and Shareholders of The Santa Cruz Operation, Inc.

We have audited the accompanying consolidated balance sheets of The Santa Cruz Operation, Inc. and subsidiaries as of September 30, 1997 and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for each of the years in the two-year period ended September 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Santa Cruz Operation, Inc. and subsidiaries as of September 30, 1997 and the results of their operations and their cash flows for each of the years in the two-year period ended September 30, 1997, in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP

San Jose, California
October 22, 1997

THE SANTA CRUZ OPERATION, INC.
QUARTERLY FINANCIAL INFORMATION

                                                                           Three Months Ended
                                     ----------------------------------------------------------------------------------------------
(In thousands, except                Sept. 30,   June 30,     Mar. 31,    Dec. 31,   Sept. 30,   June 30,     Mar. 31,     Dec. 31,
per share data)                        1998        1998         1998        1997       1997        1997         1997         1996
-----------------------------------------------------------------------------------------------------------------------------------
Net revenues                          $48,622    $ 25,241     $ 50,540     $47,497    $51,799    $ 31,166     $ 54,087     $ 56,608
Cost of revenues                       10,473      10,126       12,953      12,346     13,800      12,826       15,027       13,662
-----------------------------------------------------------------------------------------------------------------------------------
       Gross margin                    38,149      15,115       37,587      35,151     37,999      18,340       39,060       42,946
-----------------------------------------------------------------------------------------------------------------------------------
Operating expenses:
    Research and
        development                    10,066      10,157       10,411      10,759     10,825      11,055       12,284       11,966
    Sales and marketing                20,393      20,445       19,187      19,619     17,868      20,197       20,695       20,776
    General and
        administrative                  5,078       4,626        4,250       4,604      4,776       5,523        5,365        5,236
    Non-recurring charges                  --          --           --          --         --       8,373           --           --
-----------------------------------------------------------------------------------------------------------------------------------
       Total operating
           expenses                    35,537      35,228       33,848      34,982     33,469      45,148       38,344       37,978
-----------------------------------------------------------------------------------------------------------------------------------
       Operating income (loss)          2,612     (20,113)       3,739         169      4,530     (26,808)         716        4,968

Other income (expense):
    Interest income, net                  637         679          470         475        630         396          628          637
    Other income (expense), net           230         (53)         (52)        101        157        (661)         (45)        (317)
-----------------------------------------------------------------------------------------------------------------------------------
       Income (loss) before
           income taxes                 3,479     (19,487)       4,157         745      5,317     (27,073)       1,299        5,288
-----------------------------------------------------------------------------------------------------------------------------------
    Income taxes                          800       1,482          956         321        798      (2,444)         325        1,322
-----------------------------------------------------------------------------------------------------------------------------------
       Net income (loss)              $ 2,679    ($20,969)    $  3,201     $   424    $ 4,519    ($24,629)    $    974     $  3,966
-----------------------------------------------------------------------------------------------------------------------------------
       Net income (loss) per share:
           Basic                      $  0.08    ($  0.59)    $   0.09     $  0.01    $  0.12    ($  0.67)    $   0.03     $   0.11
           Diluted                    $  0.08    ($  0.59)    $   0.09     $  0.01    $  0.12    ($  0.67)    $   0.03     $   0.11
-----------------------------------------------------------------------------------------------------------------------------------
       Shares used in income (loss)
         per share calculation:
           Basic                       35,221      35,611       36,094      36,345     36,443      36,547       36,611       36,909
           Diluted                     35,408      35,611       36,431      37,094     37,220      36,547       37,522       37,683
-----------------------------------------------------------------------------------------------------------------------------------

                             DIRECTORS AND OFFICERS

BOARD OF DIRECTORS                  CORPORATE OFFICERS                          DIVISIONAL OFFICERS
NINIAN EADIE+#                      DOUG MICHELS*+                              MICK ADAMSON
                                    President and Chief Executive Officer       Vice President and General Manager,
JEAN-FRANCOIS HEITZ+#                                                           Tarantella Business Unit
                                    RAY ANDERSON+
RONALD LACHMAN+                     Senior Vice President, Marketing            SHEILA BAKER
                                                                                Vice President, US Channel Sales
ROBERT MCCLURE+#                    JOHN LUHTALA*+
                                    Senior Vice President, Operations,          WAYNE BERGLAND
                                    and Chief Financial Officer
DOUG MICHELS+                                                                   Vice President, US Field Sales

ALOK MOHAN+, CHAIRMAN               DAVID MCCRABB+                              JOHN BONDI
                                    Executive Vice President,                   Vice President, Server Product Marketing
GLENN RICART+#                      Worldwide Sales and Field Operations
                                                                                RANDY BRESEE
R. DUFF THOMPSON+                   JACK MOYER+                                 Vice President, Corporate Controller
                                    Senior Vice President, Human
                                    Resources
GIL WILLIAMSON+                                                                 JIM CLARK
                                    STEVE SABBATH*+                             Vice President, Asia/Pacific Operations
                                    Senior Vice President,
                                    Law and Corporate Affairs, and              EDMUNDO COSTA
                                    Secretary
                                                                                Vice President,
                                    GEOFF SEABROOK+                             OEM and Alliance Management
                                    Senior Vice President,
                                    Corporate Development                       DAVE CUSS
                                                                                Regional Vice President,
                                    JAMES WILT                                  (Nordic, Benelux, Iberia,
                                    Senior Vice President, Products             Middle East, and Africa)

                                                                                CHRIS FLYNN
                                                                                Regional Vice President,
#Member of Audit Committee          * Elected by Board of Directors             (Germany, France, UK and India)
                                    + Affiliate or Executive Officer
                                    subject to the provisions of
                                    Section 16(b) of the Securities             NIMER MAABADI
                                    Exchange Act of 1934                        Vice President, Canada and Latin America

                                                                                HELENE MANN-BOUCHARD
                                                                                Vice President,
                                                                                Worldwide Customer Delivery Systems

                                                                                LISA OZIMEK
                                                                                Vice President, UNIX Systems Group

                                                                                ANTONIO PRIVITERA
                                                                                Regional Vice President,
                                                                                (Italy, Greece, Turkey, Eastern Europe,
                                                                                And Central Asia)

                                                                                RON RASMUSSEN
                                                                                Vice President, Server Products Group

                                                                                CHRIS SCHEYBELER
                                                                                Vice President,
                                                                                Client Integration Development

                                                                                DAVID TAYLOR
                                                                                Vice President,
                                                                                World Wide Field Programs
                                                                                and Professional Services

                                                                                RICHARD TREADWAY
                                                                                Vice President,
                                                                                Segment Business Development