Form 10-K405, Exhibit 13
period 1999-09-30
SANTA CRUZ OPERATION INC
filed 1999-12-28
CIK 851560

                                                                      Exhibit 13




THE SANTA CRUZ OPERATION, INC.
SELECTED FIVE YEAR FINANCIAL INFORMATION

                                                                               Fiscal Year Ended September 30,
                                                                --------------------------------------------------------
(In thousands, except per share data)                             1999        1998        1997        1996        1995
                                                                --------    --------    --------    --------    --------
Net revenues                                                   $ 223,624   $ 171,900   $ 193,660   $ 207,890   $ 199,329
Cost of revenues                                                  48,603      45,898      55,315      54,402      54,133
                                                                --------    --------    --------    --------    --------

Gross margin                                                     175,021     126,002     138,345     153,488     145,196
Operating expenses                                               158,648     139,595     154,939     177,069     151,688
                                                                --------    --------    --------    --------    --------
Operating income (loss)                                           16,373     (13,593)    (16,594)    (23,581)     (6,492)

Other income (expense):
    Interest income, net                                           1,942       2,261       2,291       2,302       2,703
    Other income (expense), net                                    1,939         226        (866)       (394)       (363)
                                                                --------    --------    --------    --------    --------

       Income (loss) before income taxes                          20,254     (11,106)    (15,169)    (21,673)     (4,152)

    Income taxes                                                   3,396       3,559           1         741       1,956
                                                                --------    --------    --------    --------    --------

       Net income (loss)                                          16,858     (14,665)    (15,170)    (22,414)     (6,108)
Other comprehensive income (loss), net of tax                       (884)        653         936        (213)        264
                                                                --------    --------    --------    --------    --------

       Comprehensive income (loss)                              $ 15,974    $(14,012)   $(14,234)   $(22,627)   $ (5,844)
                                                                --------    --------    --------    --------    --------

       Earnings (loss) per share-basic                          $   0.49    $  (0.41)   $  (0.41)   $  (0.62)   $  (0.20)
       Earnings (loss) per share-diluted                        $   0.46    $  (0.41)   $  (0.41)   $  (0.62)   $  (0.20)
                                                                --------    --------    --------    --------    --------

       Shares used in per share calculation-basic                 34,232      35,817      36,628      36,179      30,922
       Shares used in per share calculation-diluted               36,402      35,817      36,628      36,179      30,922
                                                                ========    ========    ========    ========    ========

                                                                       September 30,
                                                   ---------------------------------------------------
(In thousands)                                        1999      1998       1997       1996       1995
                                                   --------  --------   --------   --------  ---------
    Cash, equivalents and short-term investments   $ 62,844  $ 51,076   $ 51,711   $ 54,831   $ 46,890
    Working capital                                  42,242    32,221     46,164     61,935     60,539
    Total assets                                    139,284   131,189    146,665    166,807    131,870
    Long-term liabilities                             8,523    12,027      9,545      9,332      7,521
    Shareholders' equity                             70,338    60,135     81,462    101,581     82,182
                                                   ========  ========   ========   ========   ========


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

SCO is a global leader in server software for networked business computing, and the world's leading provider of UNIX(R) server operating systems. SCO is also the creator of the award-winning Tarantella(R) software, which provides instant Web-browser access to applications running on a wide range of networked servers. SCO sells and supports its products through a worldwide network of more than 15,000 distributors, resellers, system integrators and OEMs.

SCO's mission is to create, market and support the server software that system builders choose for networked business computing. SCO believes that server-based network computing, which is based on Internet and web technologies, enables businesses to dramatically improve their customer information flow and business transaction efficiencies. Companies that adopt a server-based network computing model can understand their customers better, reach wider potential markets, bring products to market faster and improve their overall customer satisfaction levels. With server-based computing and SCO products and services, IT professionals can immediately leverage their existing investments, deploy applications faster and dramatically cut the cost of systems administration and management.

In addition to historical information contained herein, this Discussion and Analysis contains forward-looking statements. These statements involve risks and uncertainties and can be identified by the use of forward-looking terminology such as "estimates," "projects," "anticipates," "plans," "future," "may," "will," "should," "predicts," "potential," "continue," "expects," "intends," "believes," and similar expressions. Examples of forward looking statements include those relating to Year 2000 compliance, financial risk management activities and the adequacy of financial resources for operations. These and other forward-looking statements are only estimates and predictions. While the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company's actual results could differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's expectations only as of the date hereof. The Company undertakes no obligation to publicly release the results of any revision to these forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

RESULTS OF OPERATIONS

NET REVENUES

The Company's net revenues are derived from software licenses and fees for services, which include engineering services, consulting, custom engineering, support and training.

Net revenues were $223.6 million in fiscal 1999, an increase of 30% from $171.9 million in fiscal 1998. In fiscal 1998, net revenues decreased by 11% from $193.7 million in fiscal 1997. Revenues are net of a provision for estimated future returns for stock balancing and excess quantities above levels the Company believes are appropriate in its distribution channels. The stronger revenue performance across all geographies is attributable to several factors including the ease of electronic licensing, increased customer contacts as a result of added sales resources and Y2K upgrade sales. The fiscal 1998 decline was directly related to the Company's decision to eliminate channel inventories and record a reserve for the return of remaining channel stock in connection with its preparations for electronic licensing and distribution. For the fiscal years ended September 30, 1999, 1998 and 1997, no single customer accounted for greater than 10% of the Company's license revenues.

International revenues continue to be a significant portion of net revenues, comprising 56% of the revenues for fiscal 1999 and 51% and 55% for 1998 and 1997, respectively.

COST OF REVENUES

The Company's overall cost of revenues as a percentage of net revenues can be affected by mix changes in net revenue contribution between product families, geographic regions and channels of distribution, since both price and cost characteristics associated with these revenue streams can vary greatly. The Company can also experience fluctuations in gross margin as net revenues increase or decrease since certain costs of revenues including technology, service, product assembly and distribution act as fixed costs within certain volume ranges.

Cost of revenues as a percentage of net revenues decreased to 22% in fiscal 1999 from 27% in fiscal 1998, which in turn was a decrease from 29% in fiscal 1997. The 5% decline from 1999 to 1998 resulted from reduced royalty rates and reduced technology costs together with the impact of stable fixed costs over higher unit sales volume. In addition, material costs are declining as a result of increasing e-commerce trade. Reduced royalty rates, including a significant retroactive royalty credit, coupled with reduced technology costs were partially offset by stable fixed costs over lower unit sales volume to net to the two percentage point decline in cost from 1997 to 1998.

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

RESEARCH AND DEVELOPMENT

The Company invests in research and development both for new products and to provide continuing enhancements to current products. Research and development expenses decreased 2% to $40.8 million in fiscal 1999 from $41.4 million in fiscal 1998, which was a decrease of 10% from the fiscal 1997 spending of $46.1 million. Research and development expenses represented 18% of net revenues for fiscal 1999 and 24% of net revenues for both fiscal 1998 and 1997. The decrease in research and development expenses during 1999 can be attributed to lower depreciation and hardware expenses. The 1998 decrease in research and development expenses in absolute dollars was primarily attributable to reducing staffing levels in conjunction with a restructuring of operations.

SALES AND MARKETING

Sales and marketing expenses increased 22% to $97.1 million for fiscal 1999, compared to $79.6 million in fiscal 1998 and $79.5 million in fiscal 1997. Sales and marketing expenses represented 43%, 46% and 41% of total net revenues in fiscal 1999, 1998 and 1997, respectively. The increase is due principally to an increase in the size of our direct sales force and commissions as well as sales program costs that vary directly with increased sales. While flat in absolute terms, the Company retargeted 1998 and 1997 marketing spending towards reseller training, independent software vendor recruitment and higher corporate brand awareness.

GENERAL AND ADMINISTRATIVE

General and administrative expenses increased 12% in fiscal 1999 to $20.8 million compared to $18.6 million in fiscal 1998. In fiscal 1998, general and administrative expenses decreased by 11% from $20.9 million in fiscal 1997. General and administrative expenses represented 9% of total net revenues for fiscal 1999 and 11% for fiscal 1998 and fiscal 1997. The fiscal 1999 increase was due to increased corporate bonuses as a result of exceeding Company performance goals and a movement of certain staff from other functions. Reduced headcount, lower legal expenses and lower discretionary spending resulted in the fiscal 1998 decline in absolute dollars.

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

OTHER INCOME (EXPENSE)

Other income and expense consists of interest income net of interest expense, foreign exchange gains and losses, and other miscellaneous items. Net interest income decreased in fiscal 1999 to $1.9 million compared to $2.3 million for fiscal years 1998 and 1997. Other income was $1.9 million for fiscal 1999, $0.2 million for fiscal 1998 and an expense of $0.9 million in fiscal 1997. The fiscal 1999 growth in other income was primarily due to the gain on the sale of an investment position in a domestic channel distribution partner of $3.3 million, net of an asset impairment in another investment position of $1.0 million. The change in 1998 was principally due to foreign exchange gains earned in the Company's European subsidiaries.

INCOME TAXES

In fiscal 1999, 1998 and 1997, the Company's effective income tax rates were 17%, (32)% and 0%, respectively. The fiscal 1999 tax primarily reflects foreign income taxes, while the prior years reflect losses and expenses without tax benefit for which a valuation allowance has been established. For an analysis of income taxes, see Note 12 of Notes to Consolidated Financial Statements.

NET INCOME (LOSS)

The Company reported net income of $16.9 million in fiscal 1999 and net losses of $14.7 million and $15.2 million in fiscal 1998 and 1997, respectively. The positive trend in fiscal 1999 is driven by strong revenue performance, which is directly related to the increasing importance of server-based computing. The fiscal 1998 and 1997 net losses were primarily attributable to lower revenues, absolute increases in operating expense and non-recurring charges.

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

Realization of the net deferred tax assets is dependent upon generating sufficient taxable income prior to the expiration of loss and credit carryforwards. Although realization is not assured, management believes that it is more likely than not that all of the net deferred tax assets will be realized. In the event that the Company does not show sufficient profitability in the subsequent fiscal quarters, the Company may be required to write off portions of the net deferred tax assets previously recognized up to the entire amount of $7.8 million.

Substantial portions of the Company's revenues are derived from sales to customers outside the United States. Trade sales to international customers represented 56%, 51% and 55% of total revenues for fiscal 1999, 1998 and 1997, respectively. A substantial portion of the international revenues of the Company's U.K. subsidiary are denominated in U.S. dollars, and operating results can vary with changes in the U.S. dollar exchange rate to the U.K. pound sterling. The Company's revenues can also be affected by general economic conditions in the United States, Europe and other international markets. The Company's operating strategy and pricing take into account changes in exchange rates over time. However, the Company's results of operations may be significantly affected in the short term by fluctuations in foreign currency exchange rates.

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

The Company is aware of the issues associated with the new European economic and monetary union (the "EMU"). One of the changes resulting from this union required EMU member states to irrevocably fix their respective currencies to a new currency, the Euro, on January 1, 1999. On that day, the Euro became a functional legal currency within these countries. During the next two years, business in the EMU member states will be conducted in both the 25 existing national currencies, such as the Franc or Deutsche Mark, and the Euro. As a result, companies operating in or conducting business in EMU member states will need to ensure that their financial and other software systems are capable of processing transactions and properly handling these currencies, including the Euro. The Company has done a preliminary assessment of the impact the EMU formation will have on both its internal systems and the products it sells and has commenced appropriate actions. The Company has not yet determined all of the cost related to addressing this issue, and there can be no assurance that this issue and its related costs will not have a materially adverse affect on the Company's business, operating results and financial condition.

YEAR 2000 ISSUES

Background. The approach of Year 2000 is causing a great deal of concern and discussion in the computer industry. There are many varieties of Year 2000 problems. One major concern is the accurate dating of files and transactions beginning January 1, 2000. For many years, software has represented dates using the MM/DD/YY format (or some variant), which allows for the display of only the last two digits of the year. With the upcoming transition from 99 to 00, dating problems may occur on systems that interpret a YY value of 00 incorrectly. The Company must address the millennium issues from a perspective of both developing and selling software products and also maintaining internal Company operations.

Actions Taken. The Company has taken steps to mitigate operating system date processing errors that might occur with the onset of the Year 2000 (Y2K). The Company has:

- made ongoing updates of information and resources available at its Year 2000 website (http://www.sco.com/year2000);

- issued a Year 2000 Date Processing Limited Warranty for Designated Software that defines how we expect our products to perform when processing dates in the Year 2000;

- produced an SCO Year 2000 White Paper detailing how Year 2000 affects SCO products and what products are covered by the Year 2000 Date Processing Limited Warranty;

-       performed Year 2000 testing of all currently offered SCO products;

- issued fixes for Year 2000 problems that we have detected in currently SCO supported products;

- created a project team to maintain a consistent Year 2000 policy for our customers and to coordinate cross functional activities;

- created a Year 2000 committee to test, verify or upgrade internal systems and third party vendor software to insure continued operation of our infrastructure;

- provided an email service where customers can subscribe to receive notice of Year 2000 information updates;

-       developed an on-line Year 2000 Discussion Forum newsgroup; and

- developed a Year 2000 support coverage schedule advertising our services and the mechanism for accessing this schedule.

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

Internal Infrastructure. The Company has created an Information Management Year 2000 Program, which addresses the Company's internal business operations and represents all of the Company's information management functions. The Company has a dedicated Year 2000 team to manage our worldwide operations as we prepare for the transition to the next millennium. The Company believes that it has identified, modified, upgraded and replaced substantially all of the major computers, telephone and networking equipment, software applications and related equipment used in connection with its internal operations to minimize the possibility of a material disruption to its business.

Suppliers. The Company has ongoing communications with third party suppliers of the major computers, software, and other equipment used, operated or maintained by the Company to identify and, to the extent possible, resolve issues involving the Year 2000 problem. The Company believes that all key issues related to the Year 2000 have been identified. However, the Company has limited or no control over the actions of these third party suppliers. Thus, while the Company expects that it will be able to resolve any significant Year 2000 problems with these systems, there can be no assurance that these suppliers will resolve any or all Year 2000 problems with these systems before the occurrence of a material disruption to the business of the Company or any of its customers. Any failure of these third parties to resolve Year 2000 problems with their systems in a timely manner could have a material adverse effect on the Company's business, financial condition and results of operation.

Costs. We do not separately account for Year 2000 related expenses but estimate that our expenses incurred to date to address Year 2000 issues have been $0.7 million. We expect that we may incur additional compliance related expenses of up to $0.2 million. If these costs are higher than we anticipate, it could adversely impact our operating results.

Assessment of Consequences. The Company expects to identify and resolve all Year 2000 problems that could materially adversely affect its business operations and products. The exposure on the product side is possible provision of free upgrade software to a few customers. However, management believes that it is not possible to determine with complete certainty that all Year 2000 problems affecting the Company have been identified or corrected. The number of devices and permutations are too numerous. The Company is prepared for the likelihood of a few operational inconveniences and diversion of attention from ordinary business. However, the Company believes that there will be no adverse material effect on the Company's business or results of operations.

Contingency Plans. The Company is in the process of developing contingency plans in the event that the Company's systems or products prove to not be Year 2000 compliant. The Company is currently reviewing its key business activities to develop plans to support ongoing business operations in the event of a disruption and expects these plans to be in place at the end of the calendar year. However, the Company cannot give any assurance that these contingency plans will be effective in preventing Year 2000 related disruptions in the business which could have a material adverse impact on the Company's business, operating results and financial condition.

Disclaimer. The discussion of the Company's efforts, and management's expectations, relating the Year 2000 compliance are forward-looking statements. The Company's ability to achieve Year 2000 readiness and the level of incremental costs associated therewith, could be adversely impacted by, among other things, the availability and cost of programming and testing resources, vendor's ability to modify proprietary software and unanticipated problems identified in the ongoing review.

LIQUIDITY AND CAPITAL RESOURCES

Cash, cash equivalents and short-term investments were $62.8 million at September 30, 1999, an increase of $11.8 million from September 30, 1998. The increase is primarily a result of cash generated by operations. The Company's operating activities provided cash of $28.3 million in fiscal 1999, $9.5 million in fiscal 1998 and $15.0 million in fiscal 1997. Cash used for investing activities during fiscal 1999, 1998 and 1997 was $7.2 million, $3.2 million and $14.8 million, respectively. In fiscal 1999, 1998 and 1997, cash was used to fund purchases of technology, property and equipment, common stock repurchases and short-term investments. Cash used for financing activities was $10.4 million, $6.2 million and $10.0 million for fiscal 1999, 1998 and 1997, respectively. In fiscal 1999, 1998 and 1997, proceeds from the issuance of common stock were more than offset by the Company's stock repurchases and payments on capital lease obligations.

At September 30, 1999, the Company's principal sources of liquidity included cash and short-term investments and available bank lines of credit of approximately $15.9 million against which the Company had $0.5 million in outstanding borrowings. The Company does not believe it will require borrowing capacity greater than the amount available under these lines of credit for at least the next twelve months. See Notes 2, 3 and 7 of Notes to the Consolidated Financial Statements.

The Company believes that its existing cash and cash equivalents, short-term investments, funds generated from operations and available borrowing capabilities will be sufficient to meet its operating requirements through at least fiscal 2000.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 1998, the Accounting Standards Executive Committee issued Statement of Position 98-9 (SOP 98-9), Modification of SOP 97-2 Software Revenue Recognition. SOP 98-9 amends SOP 97-2 to require that an entity recognize revenue for multiple element arrangements by means of the "residual method" when
(1) there is vendor-specific objective evidence ("VSOE") of the fair values of all the undelivered elements that are not accounted for by means of long-term contract accounting, (2) VSOE of fair value does not exist for one or more of the delivered elements, and (3) all revenue recognition criteria of SOP 97-2 (other than the requirement for VSOE of the fair value of each delivered element) are satisfied. The provisions of SOP 98-9 that extend the deferral of certain paragraphs of SOP 97-2 became effective December 15, 1998. These paragraphs of SOP 97-2 and SOP 98-9 were effective for transactions entered into for fiscal years beginning after March 15, 1999. Retroactive application is prohibited. We do not expect the provisions of SOP 98-9 to have a significant impact on our current revenue recognition policies.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, (SFAS 133), Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Management has not yet evaluated the effects of this change on its operations. Implementation of this standard has recently been delayed by the FASB for a 12-month period. The Company will adopt SFAS 133 as required for its first quarterly filing of fiscal year 2001.

In April 1998, the Accounting Standards Executive Committee issued SOP 98-5, Reporting on the Costs of Start-Up Activities. This standard requires companies to expense the costs of start-up activities and organization costs as incurred. In general, SOP 98-5 is effective for fiscal years beginning after December 15, 1998. The adoption of SOP 98-5 does not have a material impact on our financial statements.

In March 1998, the Accounting Standards Executive Committee issued SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, which provides guidance on accounting for the cost of computer software developed or obtained for internal use. SOP 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The adoption of SOP 98-1 does not have a material impact on our financial statements.


QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

MARKET-RATE SENSITIVE INSTRUMENTS AND RISK MANAGEMENT

The following discussion about the Company's risk-management activities includes "forward-looking statements" that involve risk and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

The following tables summarize the financial instruments and derivative commodity instruments held by the Company at September 30, 1999, which are sensitive to changes in interest rates and foreign exchange rates. The Company uses forward foreign exchange contracts to manage these foreign exchange exposures associated with underlying assets, liabilities and anticipated transactions. The Company uses these instruments to reduce risk by essentially creating offsetting market exposures. The instruments held by the Company are not leveraged and are held for purposes other than trading.

In the normal course of business, the Company also faces risks that are either nonfinancial or nonquantifiable. Such risks principally include technology risk, country risk, credit risk and legal risk, and are not represented in the following tables.

INTEREST-RATE RISK

This table presents descriptions of the financial instruments that are held by the Company at September 30, 1999 and which are sensitive to changes in interest rates. Such securities are anticipated to be used for current operations and are, therefore, classified as current assets, even though maturities may extend beyond one year. The fair value of these instruments approximates the carrying costs.

                    Maturity Date for Short-Term Investments
                            Year Ended September 30,


(In thousands)                         2000       2001       2002        Total
                                    -------     ------      -----       ------
U.S. Treasury notes                 $   751     $  836     $1,451      $ 3,038
Government agency bonds                   -      2,001        203        2,204
Corporate bonds                      14,397      4,433      5,089       23,919
                                    -------     ------     ------      -------
                                    $15,148     $7,270     $6,743      $29,161
Average interest rate                  5.74%      6.21%      5.53%
                                    -------     ------     ------      -------


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


                                Forward Contracts
                               September 30, 1999


(In thousands)                                  Contract 1  Contract 2   Contract 3
                                                ----------  ----------   ----------
Purchased three forward contracts
    Premium paid:                                $    30     $    31     $     5
    Contract amount:                               2,000       2,000       2,206
    Forward strike rate (USD/GBP):                1.6140      1.6150
    Forward strike rate (ITL/GBP):                                         2,938
    Term of contract:                            2 months    3 months    3 months
                                                 --------    --------    --------

THE SANTA CRUZ OPERATION, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                          Year Ended September 30,
                                                                  -------------------------------------
(In thousands, except per share data)                                1999          1998          1997
                                                                  ---------     ---------     ---------
Net revenues                                                      $ 223,624     $ 171,900     $ 193,660
Cost of revenues                                                     48,603        45,898        55,315
                                                                  ---------     ---------     ---------
       Gross margin                                                 175,021       126,002       138,345
                                                                  ---------     ---------     ---------
Operating expenses:
    Research and development                                         40,770        41,393        46,130
    Sales and marketing                                              97,079        79,644        79,536
    General and administrative                                       20,799        18,558        20,900
    Non-recurring charges                                                 -             -         8,373
                                                                  ---------     ---------     ---------
       Total operating expenses                                     158,648       139,595       154,939
                                                                  ---------     ---------     ---------
       Operating income (loss)                                       16,373       (13,593)      (16,594)
Other income (expense):
    Interest income, net                                              1,942         2,261         2,291
    Other income (expense), net                                       1,939           226          (866)
                                                                  ---------     ---------     ---------
       Income (loss) before income taxes                             20,254       (11,106)      (15,169)
    Income taxes                                                      3,396         3,559             1
                                                                  ---------     ---------     ---------
       Net income (loss)                                             16,858       (14,665)      (15,170)
Other comprehensive income (loss), net of tax
    Foreign currency translation adjustment                            (884)          653           936
                                                                  ---------     ---------     ---------
       Comprehensive income (loss)                                $  15,974     $ (14,012)    $ (14,234)
                                                                  ---------     ---------     ---------
       Earnings (loss) per share:
          Basic                                                   $    0.49     $   (0.41)    $   (0.41)
          Diluted                                                 $    0.46     $   (0.41)    $   (0.41)
                                                                  ---------     ---------     ---------
       Shares used in earnings (loss)
          per share calculation:
          Basic                                                      34,232        35,817        36,628
          Diluted                                                    36,402        35,817        36,628
                                                                  =========     =========     =========


See accompanying notes to consolidated financial statements.

THE SANTA CRUZ OPERATION, INC.
CONSOLIDATED BALANCE SHEETS

                                                                                               September 30,
                                                                                      -----------------------------
(In thousands)                                                                           1999                1998
                                                                                      ---------          ----------
ASSETS
Current assets:
    Cash and cash equivalents                                                         $  33,683          $  23,758
    Short-term investments                                                               29,161             27,318
    Receivables, net                                                                     32,309             28,633
    Deferred tax assets                                                                   1,202              3,487
    Other current assets                                                                  6,310              8,052
                                                                                      ---------          ---------
       Total current assets                                                             102,665             91,248
                                                                                      ---------          ---------
Property and equipment, net                                                              12,234             12,929
Purchased software and technology licenses, net                                          10,431             13,013
Other assets                                                                             13,954             13,999
                                                                                      ---------          ---------
         Total assets                                                                 $ 139,284          $ 131,189
                                                                                      =========          =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Royalties payable                                                                 $   7,217          $   5,062
    Trade accounts payable                                                                7,482              7,655
    Income taxes payable                                                                  1,983              1,876
    Accrued expenses and other current liabilities                                       32,314             28,590
    Deferred revenues                                                                    11,427             15,844
                                                                                      ---------          ---------
       Total current liabilities                                                         60,423             59,027
                                                                                      ---------          ---------
Long-term lease obligations                                                               2,332              3,427
Other long-term liabilities                                                               6,191              8,600
                                                                                      ---------          ---------
       Total long-term liabilities                                                        8,523             12,027
                                                                                      ---------          ---------
Commitments and contingencies (note 10)
Shareholders' equity:
    Common stock, no par value, net of note receivable of $97 and $92 from an officer of the Company, authorized 100,000 shares
       Issued and outstanding 34,346 and 35,049 shares                                  106,201            111,972
    Accumulated other comprehensive income                                                  408              1,292
    Accumulated deficit                                                                 (36,271)           (53,129)
                                                                                      ---------          ---------
       Total shareholders' equity                                                        70,338             60,135
                                                                                      ---------          ---------
         Total liabilities and shareholders' equity                                   $ 139,284          $ 131,189
                                                                                      =========          =========


See accompanying notes to consolidated financial statements.

THE SANTA CRUZ OPERATION, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                Accumulated
                                                                      Note         Other                             Total
                                 Common Stock                      Receivable  Comprehensive      Accumulated    Shareholders'
(In thousands)                      Shares             Amount     from Officer     Income          Deficit          Equity
                                 ------------        ----------   ------------ -------------      ----------      ----------
BALANCES, SEPTEMBER 30, 1996           37,106         $ 125,256         $(84)       $ (297)         $(23,294)       $101,581
Issuance under stock option and
   purchase plans                         872             2,985           --            --                --           2,985
Common stock repurchases               (1,528)           (9,110)          --            --                --          (9,110)
Interest on note                           --                --           (4)           --                --              (4)
Stock option income tax benefit            --               244           --            --                --             244
Other comprehensive income                 --                --           --           936                --             936
Net loss                                   --                --           --            --           (15,170)        (15,170)
                                    ---------         ---------         ----        ------          --------        --------

BALANCES, SEPTEMBER 30, 1997           36,450         $ 119,375         $(88)       $  639          $(38,464)       $ 81,462
Issuance under stock option and
   purchase plans                         659             1,960           --            --                --           1,960
Common stock repurchases               (2,060)           (9,271)          --            --                --          (9,271)
Interest on note                           --                --           (4)           --                --              (4)
Other comprehensive income                 --                --           --           653                --             653
Net loss                                   --                --           --            --           (14,665)        (14,665)
                                    ---------         ---------         ----        ------          --------        --------

BALANCES, SEPTEMBER 30, 1998           35,049         $ 112,064         $(92)       $1,292          $(53,129)       $ 60,135
Issuance under stock option and
   purchase plans                       1,721             7,107           --            --                --           7,107
Common stock repurchases               (2,424)          (14,034)          --            --                --         (14,034)
Interest on note                           --                --           (5)           --                --              (5)
Stock option income tax benefit            --             1,161           --            --                --           1,161
Other comprehensive loss                   --                --           --          (884)               --            (884)
Net income                                 --                --           --            --            16,858          16,858
                                    ---------         ---------         ----        ------          --------        --------
BALANCES, SEPTEMBER 30, 1999           34,346         $ 106,298         $(97)       $  408          $(36,271)       $ 70,338
                                    ==========        =========         ====        ======          ========        ========


See accompanying notes to consolidated financial statements.

THE SANTA CRUZ OPERATION, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                        Year Ended September 30,
                                                                             ------------------------------------------
(In thousands)                                                                 1999             1998             1997
                                                                             --------         --------         --------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                                            $ 16,858        $ (14,665)        $ (15,170)
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities -
     Depreciation and amortization                                             12,140           14,363           17,084
     Deferred tax assets                                                           --              205           (1,017)
     Exchange (gain) loss                                                          20             (605)              --
     Stock option income tax benefit                                            1,161               --              244
     Changes in operating assets and liabilities-
          Receivables                                                          (4,971)           8,147           10,630
          Other current assets                                                  2,545           (2,024)           2,736
          Other assets                                                            502            2,362              857
          Royalties payable                                                     2,135           (6,197)             618
          Trade accounts payable                                                  (15)             608           (4,155)
          Income taxes payable                                                    176              703           (1,132)
          Accrued expenses and other current liabilities                        4,158           (1,977)           3,714
          Deferred revenues                                                    (6,409)           8,555              627
                                                                             --------         --------         --------
              Net cash provided by operating activities                        28,300            9,475           15,036
                                                                             --------         --------         --------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchases of property and equipment                                       (3,816)          (1,410)          (1,796)
     Purchases of software and technology licenses                             (2,633)          (2,995)          (5,188)
     Sales of short-term investments                                           26,811           31,514           17,006
     Purchases of short-term investments                                      (28,654)         (30,346)         (22,726)
     Changes in other assets                                                    1,058               25           (2,128)
                                                                             --------         --------         --------
         Net cash used for investing activities                                (7,234)          (3,212)         (14,832)
                                                                             --------         --------         --------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Payments on capital leases                                                (3,626)          (2,759)          (1,627)
     Net proceeds from issuance of common stock                                 7,107            1,960            2,985
     Repurchases of common stock                                              (14,034)          (9,271)          (9,110)
     Changes in other long-term liabilities                                       158            3,883           (2,224)
                                                                             --------         --------         --------
         Net cash used for financing activities                               (10,395)          (6,187)          (9,976)
                                                                             --------         --------         --------
Effects of exchange rate changes on cash and cash equivalents                    (746)             457              932
                                                                             --------         --------         --------
Change in cash and cash equivalents                                             9,925              533           (8,840)
Cash and cash equivalents at beginning of year                                 23,758           23,225           32,065
                                                                             --------         --------         --------
Cash and cash equivalents at end of year                                     $ 33,683         $ 23,758         $ 23,225
                                                                             --------         --------         --------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
     Cash paid -
           Income taxes                                                      $  3,319         $  2,192         $  2,168
           Interest                                                               544              766              643
     Non-cash financing and investing activities -
           Assets recorded under capital leases                              $  1,978         $  4,701         $  4,063
           Assets written off against restructuring reserve                        --              568              125
                                                                             ========         ========         ========



See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY The Santa Cruz Operation, Inc. (SCO), or the Company, is a global leader in server software for networked business computing, and the world's leading provider of UNIX(R) server operating systems. The Company's products enable business and government organizations of all sizes to integrate technologies and products from different vendors to create cost-effective, powerful, networked information systems that perform highly complex, mission-critical business functions. SCO has built an experienced distribution and development infrastructure to support its products.

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the Company and its wholly and majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated. Investments in companies with less than 20% ownership are carried at lower of cost or net realizable value.

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include the allowances for bad debt, product returns and certain accrued expenses and liabilities, and the valuation allowance for deferred tax assets. Actual results could differ from those estimates.

RECLASSIFICATIONS Certain reclassifications have been made for consistent presentation.

CASH EQUIVALENTS AND INVESTMENTS The Company considers all highly liquid investments with an original maturity of 90 days or less at the date of acquisition to be cash equivalents. Short-term investments include instruments with lives ranging from 91 days to three years. The Company classifies its investments in certain debt and equity securities as available-for-sale. Such investments are recorded at fair market value, based on quoted market prices and unrealized gains and losses are included in other comprehensive income. As of September 30, 1999 and 1998, unrealized gains or losses on such investments were not significant. Realized gains and losses, which are calculated based on the specific identification method, are recorded in operations as incurred.

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

PURCHASED SOFTWARE AND TECHNOLOGY LICENSES Purchased software consists of core intellectual property rights owned by the Company. Technology licenses represent payments for the rights to use and integrate third party technology into the Company's product offerings. Amounts capitalized are amortized on a straight-line basis over the estimated product life, ranging from three to six years, or on the ratio of current revenues to total projected product revenues, whichever is greater.

ACCOUNTING FOR LONG-LIVED ASSETS The Company reviews property and equipment and purchased software and technology licenses for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of its carrying amount to future net cash flows the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the asset exceeds the projected discounted future operating cash flows.

SOFTWARE DEVELOPMENT COSTS Statement of Financial Accounting Standards No. 86 provides for the capitalization of certain software development costs once technological feasibility is established. Capitalized costs are then amortized on a straight-line basis over the estimated product life, or on the ratio of current revenues to total projected product revenues, whichever is greater. Through September 30, 1999, the Company believes its process for developing software was essentially completed concurrent with the establishment of technological feasibility, and accordingly, no software development costs have been capitalized to date.

REVENUE RECOGNITION The Company's revenue is derived primarily from two sources, across many industries: (i) products license revenue, derived primarily from product sales to resellers and end users, including large scale enterprises and royalty revenue, derived primarily from initial license fees and ongoing royalties from product sales by source code OEMs; and (ii) service and support revenue, derived primarily from providing software updates, support and education and consulting services to end users.

The Company adopted the provisions of Statement of Position 97-2, or SOP 97-2, Software Revenue Recognition, as amended by Statement of Position 98-4, Deferral of the Effective Date of Certain Provisions of SOP 97-2, effective October 1, 1998. SOP 97-2 supercedes Statement of Position 91-1, Software Revenue Recognition, and delineates the accounting for software product and maintenance revenue. Under SOP 97-2, the Company recognizes product revenue upon shipment if a signed contract exists, the fee is fixed and determinable, collection of resulting receivables is probable and product returns are reasonably estimable, except for sales to distributors, which are recognized upon sale by the distributor to resellers or end users. Estimated product returns are recorded upon recognition of revenue from customers having rights of return, including exchange rights for unsold products and product upgrades. In 1998 and 1997, the Company's revenue recognition policy was the same as set forth above.

For contracts with multiple obligations (e.g. deliverable and undeliverable products, maintenance and other services), the Company allocates revenue to each component of the contract based on objective evidence of its fair value, which is specific to the Company, or for products not being sold separately, the price established by management. The Company recognizes revenue allocated to undelivered products when the criteria for product revenue set forth above are met. The Company recognizes revenue from maintenance fees for ongoing customer support and product updates ratably over the period of the maintenance contract. Payments for maintenance fees are generally made in advance and are non-refundable. For revenue allocated to education and consulting services or derived from the separate sale of such services, the Company recognizes revenue as the related services are performed. In 1998 and 1997, the revenue recognition policy for maintenance, education and consulting services was the same as set forth above.

The Company recognizes product revenue from royalty payments upon receipt of quarterly royalty reports from OEMs related to their product sales.

The Company performs ongoing credit evaluations of its customers' financial condition and does not require collateral. The Company maintains allowances for potential credit losses and such losses have been within management's expectations.

COOPERATIVE ADVERTISING The Company expenses advertising costs as incurred. The Company reimburses certain qualified customers for a portion of the advertising costs related to their promotion of the Company's products. The Company's liability for reimbursement is accrued at the time revenue is recognized as a percentage of the qualified customer's net revenue derived from the Company's products. For 1999, 1998 and 1997, cooperative advertising expense totaled approximately $10.5 million, $9.2 million and $8.6 million, respectively.

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

COMPUTATION OF EARNINGS PER SHARE The Company has adopted the provisions of Statement of Financial Accounting Standards No. 128 (SFAS 128), Earnings Per Share, effective December 31, 1997. SFAS 128 requires the presentation of basic and diluted earnings per share. Basic EPS is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by giving effect to all dilutive potential common shares that were outstanding during the period. For the Company, dilutive potential common shares consist of the incremental common shares issuable upon the exercise of stock options for all periods. In accordance with SFAS 128, all prior period earnings per share amounts have been restated to reflect this method of calculation. A reconciliation of the numerator and denominator used in the calculation of basic and diluted earnings per share is provided as follows (in thousands, except per share amounts):


                                                                          Fiscal Year Ended September 30,
                                                                      ------------------------------------
                                                                        1999          1998           1997
                                                                      -------      -----------     --------
Numerator - Earnings (loss) per share, basic and diluted
    Net income (loss)                                                 $16,858      $ (14,665)      $(15,170)
                                                                      =======      ==========      ========
Denominator - Earnings (loss) per share, basic
    Weighted average common shares outstanding                         34,232          35,817        36,628
                                                                      =======      ==========      ========
    Earnings (loss) per share - basic                                 $  0.49      $    (0.41)     $  (0.41)
                                                                      =======      ==========      ========

Denominator - Earnings (loss) per share, diluted
    Weighted average common shares outstanding                         34,232          35,817        36,628
Effect of dilutive securities - common stock options
    and warrants                                                        2,170              --            --
                                                                      -------      ----------      --------
    Shares used in per share calculation                               36,402          35,817        36,628
                                                                      =======      ==========      ========
    Earnings (loss) per share - diluted                               $  0.46      $    (0.41)     $  (0.41)
                                                                      =======      ==========      ========



Certain shares of common stock issuable upon exercise of stock options were excluded from the calculation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares. For fiscal 1999, 1998 and 1997 these excluded options were 3,190,168, 10,345,506 and 8,545,517, respectively. The price range of the excluded options was $6.06 to $12.00 for 1999 and $0.41 to $12.00 for 1998 and 1997, respectively.

COMPREHENSIVE INCOME In the first quarter of fiscal 1999, the Company adopted SFAS No. 130, Reporting Comprehensive Income. Under SFAS 130 the Company is required to report comprehensive income, which includes the Company's net income, as well as changes in equity from other sources. In the Company's case, the only change in equity included in comprehensive income is the foreign currency cumulative translation adjustment. The adoption of SFAS 130 had no impact on the Company's net income, balance sheet or shareholders' equity.

SEGMENT INFORMATION In 1999, the Company adopted Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS 131 supercedes SFAS 14, Financial Reporting for Segments of a Business Enterprise. Under the new standard the Company is required to use the "management" approach to reporting its segments. The management approach designates the internal organization used by management for making operating decisions and assessing performance as the source of the Company's segments. The adoption of SFAS 131 had no impact on the Company's net income, balance sheet or shareholders' equity.

RECENT ACCOUNTING PRONOUNCEMENTS In December 1998, the Accounting Standards Executive Committee issued Statement of Position 98-9 (SOP 98-9), Modification of SOP 97-2 Software Revenue Recognition. SOP 98-9 amends SOP 97-2 to require that an entity recognize revenue for multiple element arrangements by means of the "residual method" when (1) there is vendor-specific objective evidence ("VSOE") of the fair values of all the undelivered elements that are not accounted for by means of long-term contract accounting, (2) VSOE of fair value does not exist for one or more of the delivered elements, and (3) all revenue recognition criteria of SOP 97-2 (other than the requirement for VSOE of the fair value of each delivered element) are satisfied. The provisions of SOP 98-9 that extend the deferral of certain paragraphs of SOP 97-2 became effective December 15, 1998. These paragraphs of SOP 97-2 and SOP 98-9 were effective for transactions entered into for fiscal years beginning after March 15, 1999. Retroactive application is prohibited. We do not expect the provisions of SOP 98-9 to have a significant impact on our current revenue recognition policies.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, (SFAS 133), Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognizes all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value. Management has not yet evaluated the effects of this change on its operations. Implementation of this standard has recently been delayed by the FASB for a 12-month period. The Company will adopt SFAS 133 as required for its first quarterly filing of fiscal year 2001.

In April 1998, the Accounting Standards Executive Committee issued SOP 98-5, Reporting on the Costs of Start-Up Activities. This standard requires companies to expense the costs of start-up activities and organization costs as incurred. In general, SOP 98-5 is effective for fiscal years beginning after December 15, 1998. The adoption of SOP 98-5 does not have a material impact on our financial statements.

In March 1998, the Accounting Standards Executive Committee issued SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, which provides guidance on accounting for the cost of computer software developed or obtained for internal use. SOP 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The adoption of SOP 98-1 does not have a material impact on our financial statements.

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

HEDGING OF FOREIGN CURRENCY TRANSACTIONS The Company utilizes foreign currency forward exchange contracts to hedge foreign currency market exposures of underlying assets, liabilities and other obligations. The Company does not use forward exchange contracts for speculative or trading purposes. The Company's accounting policies for these instruments are based on the Company's designation of such instruments as hedging transactions. The criteria the Company uses for designating an instrument as a hedge include the instrument's effectiveness in risk reduction and one-to-one matching of forward exchange contracts to underlying transactions. Gains and losses on currency forward contracts that are designated and effective as hedges of firm commitments are deferred and recognized in income in the same period that the underlying transactions are settled. Gains and losses on currency forward contracts that are designated and effective as hedges of existing transactions are recognized in income in the same period as losses and gains on the underlying transactions are recognized and generally offset. Gains and losses on any instruments not meeting the above criteria would be recognized in income in the current period. The Company transacts business in various foreign currencies. During 1997, the Company established hedging programs to protect against exposure on certain foreign denominated transactions through the use of foreign currency forward exchange contracts. At September 30, 1999, the Company had foreign exchange contracts, all having maturities of 90 days or less, to sell approximately $6,206,000 in U.S. dollars.

The fair value of these contracts at September 30, 1999 is not significant. The counterparties to these contracts are substantial and credit worthy multinational commercial banks. The risks of counterparty nonperformance associated with these contracts are not considered to be significant.

FAIR VALUE OF FINANCIAL INSTRUMENTS Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, accrued payroll and other accrued liabilities, approximate fair value because of their short maturities. The fair values of investments are determined using quoted market prices for those securities or similar financial instruments.

NOTE 2 - CASH AND CASH EQUIVALENTS

                                            September 30,
                                        -------------------
(In thousands)                            1999        1998
                                        -------    --------
Bank demand deposits                   $  6,859    $  1,035
Money market accounts                    26,524      20,660
Corporate bonds                             300       2,063
                                       --------    --------
                                       $ 33,683    $ 23,758
                                       ========    ========

NOTE 3 - SHORT-TERM INVESTMENTS

                                           September 30,
                                       --------------------
(In thousands)                           1999        1998
                                       --------    --------
U.S. Treasury notes                    $  3,038    $  4,078
Government agency bonds                   2,204       7,153
Corporate bonds                          23,919      16,087
                                       --------    --------
                                       $ 29,161    $ 27,318
                                       ========    ========

At September 30, 1999, investments with maturity dates ranging from 91 days to one year totaled $9.4 million, and investments with maturity dates ranging from one year to three years totaled $19.8 million.

NOTE 4 - RECEIVABLES

                                           September 30,
                                       --------------------
(In thousands)                           1999        1998
                                       --------    --------
Trade accounts receivable              $ 40,531    $ 40,815
Less allowance for returns and
    doubtful accounts                    (8,222)    (12,182)
                                       --------    --------
                                       $ 32,309    $ 28,633
                                       ========    ========


The Company generates a significant portion of its revenues through distributors of computer software in North America, Europe, South America and the Pacific Rim. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for potential credit losses. For fiscal 1999, 1998 and 1997, no one customer's balance exceeded 10% of trade receivables or accounted for greater than 10% of the Company's revenues.

NOTE 5 - PROPERTY AND EQUIPMENT

                                         September 30,
                                       --------------------
(In thousands)                            1999       1998
                                       --------    --------
Computer and office equipment          $ 41,146    $ 43,218
Furniture and fixtures                    8,516       8,467
Leasehold improvements                    8,472       8,001
                                       --------    --------
                                         58,134      59,686
Less accumulated depreciation and
    amortization                        (45,900)    (46,757)
                                       --------    --------
                                       $ 12,234    $ 12,929
                                       =========   ========


Depreciation and amortization expense was $6.4 million, $6.9 million and $7.5 million during fiscal 1999, 1998 and 1997, respectively.

NOTE 6 - PURCHASED SOFTWARE AND
TECHNOLOGY LICENSES

                                          September 30,
                                       -------------------
(In thousands)                           1999        1998
                                       --------    --------
Purchased software and
   technology licenses, at cost       $ 35,429    $ 33,791
Less accumulated amortization          (24,998)    (20,778)
                                       -------    --------
                                      $ 10,431    $ 13,013
                                       ========   ========

Amortization expense was $5.3 million, $6.6 million and $7.8 million during fiscal 1999, 1998 and 1997, respectively.

NOTE 7 - BANK LINE OF CREDIT

At September 30, 1999, the Company had available lines of credit of approximately $15.9 million. The company signed an agreement for a domestic line of credit of $15.0 million on September 30, 1999. The agreement provides that the Company may borrow an amount up to $15.0 million at the prime rate and is collateralized by accounts receivable. This line of credit was not utilized during fiscal 1999. The line of credit requires that the Company maintain certain financial ratios, all of which the Company was in compliance with as of September 30, 1999. The Company also maintains a $0.9 million line of credit internationally under which the Company had $0.5 million in outstanding borrowings at September 30, 1999. The interest rate on borrowings made against this line of credit during fiscal 1999 was 2.2%.

NOTE 8 - ROYALTIES PAYABLE

Royalties payable represent obligations to pay authors of certain software products under licensing agreements. Two corporate shareholders accounted for $0.4 million and $0.6 million of the royalties payable balance at September 30, 1999 and 1998, respectively, and $1.2 million, $(2.1) million and $4.2 million of royalty expense (income) for fiscal 1999, 1998 and 1997, respectively.

NOTE 9 - ACCRUED EXPENSES AND OTHER
CURRENT LIABILITIES

                                              September 30,
                                         ---------------------
(In thousands)                              1999        1998
                                         --------     --------
Accrued wages, commissions, bonuses      $ 12,664     $ 9,316
Accrued advertising                         6,016       4,531
Accrued fringe benefits                     1,898       1,703
Capital lease obligations                   2,952       3,505
Other accrued expenses                      8,784       9,535
                                         --------     -------
                                         $ 32,314     $28,590
                                         ========     =======

NOTE 10 - COMMITMENTS AND CONTINGENCIES

LEASE COMMITMENTS Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of September 30, 1999 were as follows:


                                                   Capital           Operating
(In thousands)                                     Leases              Leases
                                                 ---------          -----------
Year Ending September 30,
           2000                                    $ 3,267             $ 7,664
           2001                                      1,853               6,930
           2002                                        492               6,182
           2003                                         --               5,009
           2004                                         --               4,934
           Later years, through 2020                    --              14,036
                                                 ---------          ----------
Total minimum lease payments                         5,612            $ 44,755
                                                                    ==========
Less amount representing interest                      328
                                                 ---------
Present value of net minimum capital lease
    payments                                         5,284

Less current installments of
    obligations under capital leases                 2,952
                                                 ---------
Obligations under capital leases,
    excluding current installments                 $ 2,332
                                                 =========

The cost of assets recorded under capital leases was $13.0 million and $11.5 million at September 30, 1999 and 1998, respectively. Accumulated amortization on those dates was $7.9 million and $4.5 million, respectively.

Rent expense amounted to approximately $8.0 million, $8.1 million and $8.6 million in fiscal 1999, 1998 and 1997, respectively.

Included in the Company's operating lease commitments are facilities leased from Encinal Partners, a partnership which includes both the Company President and Chief Executive Officer and a principal shareholder. The Company's Board of Directors has reviewed and approved the lease agreements and determined that the lease agreements entered into by the Company are equivalent to agreements that would be negotiated with independent third parties on an "arms-length" basis. The remaining lease term of these facilities is between one and six years. Rent expense for these facilities amounted to approximately $1.4 million in each of fiscal 1999, 1998 and 1997.

CONTINGENCIES In December 1995, the Company acquired from Novell certain assets related to UnixWare. As consideration, the Company may be required to make cash payments periodically to Novell provided certain unit volumes of UNIX distribution are achieved. To date, distribution unit volume of UNIX has not reached levels which have required the Company to make cash payments to Novell. Such payment obligation will terminate at the end of calendar year 2002.

From time to time, the Company and its subsidiaries may experience claims in the ordinary course of business, including among others employee legal actions and alleged trademark infringements. Due to the nature of these matters, it is not possible to either determine the range of loss that may result from them or their ultimate resolution.

NOTE 11 - SHAREHOLDERS' EQUITY

PREFERRED STOCK The Company is authorized to issue 20,000,000 shares of Preferred Stock. As of September 30, 1999, there were no shares of Preferred Series stock either issued or outstanding.

1993 EMPLOYEE STOCK PURCHASE PLAN The Company has an Employee Stock Purchase Plan (ESPP) for all eligible employees which is administered by the Board of Directors. Under the ESPP, shares of the Company's ESPP stock may be purchased at six-month intervals at 85% of the fair market value on the first or last day of each six-month period whichever is lower. Employees may purchase shares through payroll deductions of up to 10% of gross compensation during an offering period. During 1999, 1998 and 1997, employees purchased 589,968, 567,647 and 431,351 shares at an average per share price of $3.52, $3.07 and $4.81, respectively. The number of shares reserved for issuance under the Purchase Plan increased by 750,000 shares in February 1999. As of September 30, 1999, 1,360,149 shares were reserved for future issuance.

1994 INCENTIVE STOCK OPTION PLAN As of September 30, 1999, the Company had authorized 17,013,665 shares of Common Stock for issuance under the 1994 Incentive Stock Option Plan (the "Option Plan"). The Company's Board of Directors administers the Option Plan and determines the terms of the options granted under the Option Plan, including the exercise price, number of shares subject to each option and the exercisability thereof. In addition, the stock option committee of the Company's Board of Directors is authorized to grant up to 20,000 shares to an individual employee or consultant under the terms of the Option Plan.

The exercise price of all incentive options granted under the Option Plan must be at least equal to the fair market value. Options granted under the Option Plan prior to January 31, 1996 generally become exercisable over a five year period. Effective January 31, 1996, the vesting period for subsequent grants was changed to four years. The term of each option is ten years.

1993 DIRECTOR OPTION PLAN The Company's 1993 Director Option Plan (the "Director Plan") provides for the granting of nonstatutory stock options to non-employee directors of the Company and is administered by the Board of Directors. In February of 1999, the number of shares available for issuance under the Director Plan was increased by 200,000 shares from 950,000 shares to 1,150,000 shares.

A summary of the status of the Company's stock option plans as of September 30, 1999, 1998 and 1997, and changes during the years then ended is presented below:

(In thousands, except                               1999                      1998                       1997
per share data)                           ------------------------  -----------------------   -------------------------
                                                         Weighted-                 Weighted-                 Weighted-
                                                         Average                   Average                    Average
                                                         Exercise                  Exercise                   Exercise
Option and Director Plans                    Shares       Price        Shares       Price        Shares       Price
                                           -----------  ----------   -----------  ---------    ---------   ------------
Outstanding at beginning of year               10,349      $ 4.80         8,558     $ 5.25         6,419        $ 6.93

Granted                                         3,009        6.50         3,102       3.87         8,345          5.43

Exercised                                      (1,131)       4.44           (91)      2.37          (441)         2.08

Cancelled                                        (736)       5.25        (1,220)      5.80        (5,765)         7.62
                                           -----------                ----------               ---------

Outstanding at end of year                     11,491        5.25        10,349       4.80         8,558          5.25
                                           ===========                ==========               =========
Options exercisable at year-end                 4,480      $ 5.08         3,484     $ 5.17         1,678     $    5.54
Weighted-average fair value of
     options granted during the year                       $ 3.61                   $ 2.19                   $    2.13
                                                        ==========                =========                  ==========



The following table summarizes information about stock options outstanding at September 30, 1999:

                                             OPTIONS OUTSTANDING                            OPTIONS EXERCISABLE
                          -----------------------------------------------------   --------------------------------------
                               Number                                                    Number
                            Outstanding       Weighted-Avg                             Exercisable
       Range of              at 9/30/99         Remaining          Weighted-Avg        at 9/30/99       Weighted-Avg
    Exercise Price             (000)        Contractual Life     Exercise Price           (000)        Exercise Price
-------------------------------------------------------------------------------   --------------------------------------
 $  1.25   -    1.50                  78         1.6 years           $ 1.41                      78        $ 1.41
    2.00   -    3.00                 501         8.1                   2.55                     166          2.49
    3.19   -    4.75               3,909         8.4                   4.21                   1,264          4.15
    4.81   -    7.15               6,036         7.6                   5.54                   2,760          5.45
    7.25   -   10.50                 924         8.8                   9.27                     169          8.52
   12.00   -   12.00                  43         3.6                  12.00                      43         12.00
                               ---------                                                  ---------

$   1.25   -   12.00              11,491         8.0 years           $ 5.25                   4,480        $ 5.08
                               =========                                                  =========

------------------------------------------------------------------------------------------------------------------------


PRO FORMA FAIR VALUE ACCOUNTING FOR STOCK-BASED COMPENSATION SFAS No. 123, Accounting for Stock-Based Compensation, requires pro forma information regarding net income and earnings per share be determined as if the Company had accounted for its employee stock options and other stock-based compensation granted subsequent to September 30, 1996 under the fair value method of that Statement. The fair value of the options granted under the Incentive Option Plan and the Director Option Plan was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1999, 1998 and 1997: risk-free interest rate of 5.27% for 1999, 5.45% for 1998, and 6.19% for 1997; dividend yield of 0%; volatility factor of the expected market price of the Company's common stock of 65% for 1999 and 1998 and 55% for 1997; an average turnover rate of 15% and a four year and five year expected life for options granted to employees and executives, respectively.

The fair value for the Employee Stock Purchase Plan rights were also estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for 1999, 1998 and 1997: risk-free interest rates of 4.91%, 5.31% and 5.31%, respectively; dividend yield of 0%; volatility factors of 65% for 1999 and 1998 and 55% for 1997; and six month expected life. The weighted average fair value of the ESPP rights granted in 1999, 1998 and 1997 was $1.31, $1.27 and $1.71, respectively.

(In thousands, except                                Fiscal Year Ended
  per share price)                                     September 30,
                                          -------------------------------------
                                             1999            1998          1997
                                          ---------        --------     --------
Pro forma net income (loss)                 $10,464       $(20,664)    $(18,625)
Pro forma earnings (loss) per share
             Basic                           $ 0.31       $ (0.58)     $  (0.51)
             Diluted                         $ 0.29       $ (0.58)     $  (0.51)



During the initial phase-in period, the effects of applying SFAS No. 123 for recognizing compensation expense may not be representative of the effects on the reported net income or loss for future years because the options granted by the Company vest over several years and additional awards may be made in the future.

COMMON STOCK REPURCHASES The Company repurchases its common stock on the open market, both systematically and non-systematically. Under the systematic stock repurchase plan, shares of common stock are repurchased to help negate the dilutive effects of the Incentive Stock Option Plan and the Employee Stock Purchase Plan. For the fiscal years ended September 30, 1999, 1998 and 1997, the purchases and retirements of common stock under the systematic plan were 1,038,000 shares, 1,115,000 shares and 843,000 shares, respectively. Under the non-systematic repurchase plan, the Company may repurchase up to 6,000,000 shares of its common stock. During the fiscal years ended September 30, 1999, 1998 and 1997, 1,386,000, 945,050 and 685,000 shares, respectively, were repurchased and retired under the non-systematic plan. Both the systematic and non-systematic plans have been approved for continuance into fiscal 2000.

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

NOTE 12 - INCOME TAXES

Income (loss) before income taxes for fiscal 1999, 1998 and 1997 include foreign pretax profit (loss) of approximately $6.6 million, $(3.0) million and $2.2 million, respectively. The components of income taxes are as follows:

                                        Fiscal Year Ended September 30,
                                        -------------------------------
(In thousands)                               1999     1998      1997
                                           ------   ------   -------
Current:
   Federal                                 $  500      $ -   $  (846)
   State                                       20       20      (774)
   Foreign                                  2,876    3,334     2,394
                                           ------   ------   -------
      Total current                         3,396    3,354       774
                                           ------   ------   -------
Deferred:
   Federal                                      -        -     1,450
   State                                        -        -      (308)
   Foreign                                      -      205    (2,159)
                                           ------   ------   -------
      Total deferred                            -      205    (1,017)
                                           ------   ------   -------
Charge in lieu of income
    tax expense related to
    employee stock options                      -        -       244
                                           ------   ------   -------
                                           $3,396   $3,559   $     1
                                           ======   ======   =======


Income taxes differ from the amount computed by applying the statutory federal income tax rate to income (loss) before income taxes as follows:

                                              Fiscal Year Ended September 30,
                                            -----------------------------------
(In thousands)                               1999          1998          1997
                                            -------       -------       -------
Statutory federal income tax
    (benefit) at 34%                        $ 6,887       $(3,776)      $(5,157)
State income tax (benefit),
    net of federal effect                       247          (338)         (714)
Foreign taxes less related tax
    benefit, if any                             669         3,659           502
Losses and expenses without
    tax benefit                                   -         4,014         5,836
Current utilization of losses                (4,407)            -             -
Other, net                                        -             -          (466)
                                            -------       -------       -------
                                            $ 3,396       $ 3,559       $     1
                                            =======       =======       =======


The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

                                             Fiscal Year Ended September 30,
                                           ------------------------------------
(In thousands)                               1999          1998          1997
                                           --------      --------      --------
Deferred tax assets:
Accruals and reserve
    accounts                               $  7,613      $  9,732      $  6,130
Property and equipment                        1,641         1,477         2,696
Net operating loss carryforward               7,032        18,550         9,644
Research credit                               7,602         7,105         6,715
Foreign tax and other credits                12,346         1,020         1,986
                                           --------      --------      --------

Total gross deferred tax assets              36,234        37,884        27,171
Less valuation allowance                    (26,885)      (26,330)      (17,452)
                                           --------      --------      --------

Net deferred  tax assets                      9,349        11,554         9,719
                                           --------      --------      --------

Deferred tax liabilities:
Amortization                                  1,525         3,730         1,690
                                           --------      --------      --------

Total deferred tax liabilities                1,525         3,730         1,690
                                           --------      --------      --------

Net tax assets and liabilities             $  7,824      $  7,824      $  8,029
                                           ========      ========      ========

The net change in the total valuation allowance for the years ended September 30, 1999, 1998 and 1997, was an increase of approximately $0.6 million, $8.9 million and $7.9 million, respectively. Subsequently recognized tax benefits relating to the valuation allowance for deferred tax assets as of September 30, 1999 will be allocated to income tax benefit and additional paid in capital in the amounts of $25.8 million and $1.1 million, respectively.

The Company's management believes the uncertainty regarding the timing of the realization of net deferred tax assets requires a valuation allowance.

At September 30, 1999, the Company has net operating loss carryforwards of approximately $22.0 million which expire in fiscal years 2012 through 2018, and foreign tax credit and research credit carryforwards of approximately $11.3 million and $6.4 million, respectively, which expire in fiscal 2000 through 2013.

At September 30, 1999, the cumulative unremitted foreign earnings of the Company were not material. The Company intends to reinvest these earnings indefinitely.

NOTE 13 - RESTRUCTURING CHARGE

A worldwide restructuring during the third quarter of fiscal 1997 resulted in a one-time charge of $8.4 million. The charge included a 10% reduction in headcount, elimination of lease obligations of non-essential facilities and a write-off of certain acquired technologies. The majority of the reduction of force was in manufacturing, product development and marketing. Of the $8.4 million, $5.3 million related to cash expenditures and $3.1 million related to non-cash charges. As a result of this restructuring, the Company realigned its product development organization, eliminated some research and development programs and focused product marketing. Additionally, some key manufacturing processes were outsourced and elements of general and administration functions were consolidated.

The restructuring charge payable and payments against it can be summarized as follows:

                                   Reduction
(In thousands)                      in Force  Facilities Technology  Other       Total
                                    -------    -------    -------    -------    -------
Restructuring charge accrued        $ 3,359    $ 1,925    $ 1,433    $ 1,656    $ 8,373

Fiscal 1997 payments / write-offs    (2,551)      (485)    (1,433)    (1,055)    (5,524)
                                    -------    -------    -------    -------    -------

Accrual at end of fiscal 1997           808      1,440          -        601      2,849

Fiscal 1998 payments / write-offs      (798)      (758)         -       (601)    (2,157)
                                    -------    -------    -------    -------    -------

Accrual at end of fiscal 1998            10        682          -          -        692

Fiscal 1999 payments / write-offs       (10)      (682)         -          -       (692)
                                    -------    -------    -------    -------    -------

Accrual at end of fiscal 1999       $     -    $     -    $     -    $     -    $     -
                                    =======    =======    =======    =======    =======


NOTE 14 - INVESTMENTS

In November 1996, the Company purchased $2.0 million of convertible debentures of a domestic distribution channel partner. In February 1999, the Company elected to convert, in its entirety, the debenture into shares of preferred stock. In the event the partner has not consummated an underwritten public offering or other liquidity event by March 2001 which returns to the Company its entire $2.0 million investment, the Company shall be entitled to redeem the preferred shares for $2.0 million plus 6% per annum per year on such amount commencing March 1999. Said sum may be paid immediately upon redemption or may be paid in up to six equal quarterly installments of principal plus interest, at an interest rate equal to the prime rate, adjusted quarterly. In accordance with FAS 121, the Company recorded an impairment of this asset at September 30, 1999 based on estimated discounted cash flows.

In January 1995, the Company purchased 10% of the preferred stock of Rainmaker Systems, Inc. ("Rainmaker"), another of the Company's domestic distribution partners, in exchange for cash, product and equipment valued at $1.0 million. In addition, the Company loaned $1.0 million to Rainmaker in exchange for convertible debentures. In February 1999, the Company exchanged the preferred stock and debentures for shares of Series D Convertible Participating Preferred Stock (the "Series D Preferred"). The Company sold a portion of these shares and this investment is valued at $1.4 million at September 30, 1999. On August 30, 1999 the Company entered into a "Put and Call" agreement which allows it to sell up to 307,692 shares of Rainmaker stock at a price of $6.50 per share. As of September 30, 1999 there were no exercises against this agreement.

At September 30, 1999 and 1998, the Company had accounts receivable outstanding with these related parties of $3.2 million and $1.5 million, respectively. Sales to the related parties were $24.8 million for fiscal 1999, $18.6 million for fiscal 1998 and $18.3 million for fiscal 1997.

NOTE 15 - INDUSTRY AND GEOGRAPHIC SEGMENT INFORMATION

The Company has adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 131 (SFAS 131), Disclosures about Segments of an Enterprise and Related Information, effective for fiscal years beginning after December 31, 1997. SFAS 131 supercedes SFAS 14, Financial Reporting for Segments of a Business Enterprise. SFAS 131 changes current practice under SFAS 14 by establishing a new framework on which to base segment reporting and also requires interim reporting of segment information.

The Company reviews performance on the basis of geographical segments. The Company uses analysis of segment revenues and gross margin in order to make preliminary decisions of resource allocation. No information on total assets by segment is reviewed. The accounting policies used by each segment comply with the policies used in the consolidated financial statements.

Each segment markets the Company's software products to companies in a number of industries including telecommunications, manufacturing and government bodies. These products are either sold directly by each segment's sales force or are sold to end users through distributors or OEMs.

The following table presents information about reportable segments as well as information on long lived assets by geography. Revenue is allocated to segments based on the location from which the sale is satisfied and long-lived asset information is based on the physical location of the asset.

                                              Fiscal Year Ended September 30,
                                           ------------------------------------
(In thousands)                               1999          1998           1997
                                            --------      --------      --------
NET REVENUES:
United States                               $ 96,809      $ 83,037      $ 84,483
CLA                                           12,606         9,801         9,660
EMEIA                                         95,270        63,379        78,370
Asia Pacific                                  18,161        14,471        18,751
Corporate Adjustments                            778         1,212         2,396
                                            --------      --------      --------
Total net revenues                          $223,624      $171,900      $193,660
                                            ========      ========      ========

GROSS MARGIN: (1)
United States                               $ 73,576
CLA                                            9,276
EMEIA                                         76,943
Asia Pacific                                  14,615
Corporate Adjustments                            611
                                            --------
Total gross margin                          $175,021
                                            ========

LONG-LIVED ASSETS
United States                               $ 31,058      $ 34,779      $ 40,264
CLA                                              122            15            37
EMEIA                                          5,234         4,897         4,177
Asia Pacific                                     155           200           315
Other international operations                    50            50            50
                                            --------      --------      --------
Total long-lived assets                     $ 36,619      $ 39,941      $ 44,843
                                            ========      ========      ========


(1) Gross margin by geography was not tracked by the Company prior to fiscal year 1999.

In 1999, 1998 and 1997 no single customer accounted for 10% or more of the Company's net revenues.

NOTE 16 - EMPLOYEE BENEFIT PLAN

SAVINGS PLAN The Company maintains an employee savings plan, which qualifies under section 401(k) of the Internal Revenue Code. Under the plan, participating U.S. employees may defer up to 20% of their pre-tax salary, up to certain statutory limits. The Company matches 50% of employee contributions up to the lower of 6% of the employee's annual salary or $3,000. For fiscal 1999, 1998 and 1997, the Company's total contributions towards the 401(k) plan amounted to $1.0 million, $0.9 million and $0.9 million, respectively.

NOTE 17 - SUBSEQUENT EVENTS

On November 17, 1999, Rainmaker completed an initial public offering of its common stock. On such date, the shares of Series D Preferred held by the Company automatically converted into shares of Rainmaker's common stock on a one-for-one basis. In connection with Rainmaker's initial public offering, the Company has agreed not to sell or otherwise dispose of any of these shares for a period extending 180 days from the date of the prospectus covering the initial common stock subject to compliance with securities laws, including volume limitations. At September 30, 1999, the Company held 4,013,459 shares of Rainmaker's common stock. Rainmaker's common stock is traded on the Nasdaq National Market under the symbol "RMKR."

In December 1999, the Company purchased $0.3 million of convertible debentures of a strategic partner. The Company may convert the debentures at any time prior to December 2001 into 333,333 shares of preferred stock. The Company has the right to invest up to an additional $0.7 million in exchange for similar debentures, such right to expire in June 2000. The Company also has a warrant to purchase up to 666,666 shares of preferred stock, such warrants to expire December 2004. If the Company elects not to convert the debentures prior to December 2001, the strategic partner shall immediately pay the principal sum owing plus accrued interest.

REPORTS OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholders of The Santa Cruz Operation, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of The Santa Cruz Operation, Inc. and its subsidiaries at September 30, 1999 and 1998, and the results of their operations and their cash flows for each of the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLP

San Jose, California
October 22, 1999 except for Note 17 which is as of December 1, 1999




To the Board of Directors and Shareholders of The Santa Cruz Operation, Inc.

We have audited the accompanying consolidated statements of operations, shareholders' equity (deficit) and cash flows of The Santa Cruz Operation, Inc. and subsidiaries for the year ended September 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of The Santa Cruz Operation, Inc. and subsidiaries for the year ended September 30, 1997, in conformity with generally accepted accounting principles.

KPMG LLP

Mountain View, California
October 22, 1997

THE SANTA CRUZ OPERATION, INC.
QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                                                Three Months Ended
                                         -----------------------------------------------------------------------------------------
(In thousands, except                    Sept. 30,   June 30,    Mar. 31,    Dec. 31,    Sept. 30,  June 30,    Mar. 31,   Dec. 31,
per share data)                            1999        1999        1999        1998        1998      1998        1998        1997
                                         --------    --------    --------    --------    -------   --------    --------    -------
Net revenues                             $ 58,120    $ 57,060    $ 55,738    $ 52,706    $48,622   $ 25,241    $ 50,540    $47,497
Cost of revenues                           11,955      12,353      12,427      11,868     10,473     10,126      12,953     12,346
                                           ------      ------      ------      ------     ------     ------      ------     ------
        Gross margin                       46,165      44,707      43,311      40,838     38,149     15,115      37,587     35,151
                                           ------      ------      ------      ------     ------     ------      ------     ------
Operating expenses:
     Research and
         development                       10,328      10,265      10,287       9,890     10,066     10,157      10,411     10,759
     Sales and marketing                   26,143      24,267      23,612      23,057     20,393     20,445      19,187     19,619
     General and
         administrative                     4,758       5,691       5,777       4,573      5,078      4,626       4,250      4,604
                                           ------      ------      ------      ------     ------     ------      ------     ------
        Total operating
            expenses                       41,229      40,223      39,676      37,520     35,537     35,228      33,848     34,982
                                           ------      ------      ------      ------     ------     ------      ------     ------
        Operating income (loss)             4,936       4,484       3,635       3,318      2,612    (20,113)      3,739        169
Other income (expense):
     Interest income, net                     410         458         498         576        637        679         470        475
     Other income (expense), net              905         598         446         (10)       230        (53)        (52)       101
                                           ------      ------      ------      ------     ------     ------      ------     ------
        Income (loss) before
            income taxes                    6,251       5,540       4,579       3,884      3,479    (19,487)      4,157        745

     Income taxes                             876       1,005         735         780        800      1,482         956        321
                                           ------      ------      ------      ------     ------     ------      ------     ------

        Net income (loss)                   5,375       4,535       3,844       3,104      2,679    (20,969)      3,201        424
Other comprehensive income (loss),
     net of tax                                (5)        (26)       (597)       (256)       317        (46)        159        223
                                           ------      ------      ------      ------     ------     ------      ------     ------
        Comprehensive income (loss)      $  5,370    $  4,509    $  3,247    $  2,848    $ 2,996   ($21,015)   $  3,360    $   647
                                           ------      ------      ------      ------     ------     ------      ------     ------
        Earnings (loss) per share:
            Basic                        $   0.16    $   0.13    $   0.11    $   0.09    $  0.08   ($  0.59)   $   0.09    $  0.01
            Diluted                      $   0.14    $   0.13    $   0.11    $   0.09    $  0.08   ($  0.59)   $   0.09    $  0.01
                                           ------      ------      ------      ------     ------     ------      ------     ------
        Shares used in earnings (loss)
           per share calculation:
            Basic                          33,880      33,951      34,339      34,757     35,221     35,611      36,094     36,345
            Diluted                        38,319      36,082      35,394      35,321     35,408     35,611      36,431     37,094
                                           ======      ======      ======      ======     ======     ======      ======     ======