Form 10-K405/A, Exhibit 13
period 1999-09-30
SANTA CRUZ OPERATION INC
filed 2000-11-08
CIK 851560

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

Net revenues were $223.6 million in fiscal 1999, an increase of 30% from $171.9 million in fiscal 1998. In fiscal 1998, net revenues decreased by 11% from $193.7 million in fiscal 1997. Revenues are net of a provision for estimated future returns for stock balancing and excess quantities above levels the Company believes are appropriate in its distribution channels. The stronger revenue performance across all geographies is attributable to several factors including the ease of electronic licensing, increased customer contacts as a result of added sales resources and Y2K upgrade sales. The fiscal 1998 decline was directly related to the Company's decision to eliminate channel inventories and a one time right of return for channel stock in connection with its preparations for electronic licensing and distribution. In connection with this, the Company recorded a reserve against revenue of approximately $16.1 million. For the fiscal years ended September 30, 1999, 1998 and 1997, no single customer accounted for greater than 10% of the Company's license revenues.

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

Cost of revenues as a percentage of net revenues decreased to 22% in fiscal 1999 from 27% in fiscal 1998, which in turn was a decrease from 29% in fiscal 1997. The 5% decline from 1999 to 1998 resulted from reduced royalty rates as a result of a settlement negotiated during 1998 with a technology provider and reduced technology costs together with the impact of stable fixed costs over higher unit sales volume. In addition, material costs are declining as a result of increasing e-commerce trade. Reduced royalty rates and a significant retroactive royalty credit of approximately $2.6 million, coupled with reduced technology costs were partially offset by stable fixed costs over lower unit sales volume to net to the two percentage point decline in cost from 1997 to 1998. During the year ended September 30, 1998 the Company reached a settlement of a royalty dispute with one of its technology providers. As a result of this dispute an element of past royalties were forgiven and an additional retroactive refund was received. In total approximately $2.6 million was credited to royalty expense during the year ended September 30, 1998. In addition the Company received both a reduction in ongoing royalty rate and a reduction in the scope of royalty bearing products.

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

Management has established a partial valuation allowance against its gross deferred tax assets as of September 30, 1999. The valuation allowance has been established at the level sufficient to reduce gross deferred tax assets to amounts which are deemed to be, more likely than not, recoverable. Such analysis has been based on recent profitability, managements forecasts of amounts recoverable in future years and assets which will be recovered against future profits of the Company's overseas operation, which have historically been profitable.

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

RECENT ACCOUNTING PRONOUNCEMENTS

In December 1998, the Accounting Standards Executive Committee issued Statement of Position 98-9 (SOP 98-9), Modification of SOP 97-2 Software Revenue Recognition. SOP 98-9 amends SOP 97-2 to require that an entity recognize revenue for multiple element arrangements by means of the "residual method" when
(1) there is vendor-specific objective evidence ("VSOE") of the fair values of all the undelivered elements that are not accounted for by means of long-term contract accounting, (2) VSOE of fair value does not exist for one or more of the delivered elements, and (3) all revenue recognition criteria of SOP 97-2 (other than the requirement for VSOE of the fair value of each delivered element) are satisfied. The provisions of SOP 98-9 that extend the deferral of certain paragraphs of SOP 97-2 became effective December 15, 1998. These paragraphs of SOP 97-2 and SOP 98-9 were effective for transactions entered into for fiscal years beginning after March 15, 1999. Retroactive application is prohibited. The adoption of SOP 98-9 did not have a significant impact on the Company's financial statements.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In June 1999, the FASB issued Statement of Financial Accounting Standards No. 137 (No. 137), Accounting for Derivative Instruments - Deferral of the Effective Date of SFAS Statement No. 133. SFAS 137 defers the effective date of SFAS 133 until June 15, 2000. Management does not believe this will have a material effect on the Company's financial statements. The Company will adopt SFAS 133 as required for its first quarterly filing of fiscal year 2001.


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

In March 2000, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation - an interpretation of APB Opinion No. 25. FIN 44 clarifies the application of Opinion 25 for (a) the definition of employee for purposes of applying Opinion 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain conclusions cover specific events that occur after either December 15, 1998, or January 12, 2000. The adoption of the conclusions covering the specific events after either December 15, 1998 or January 12, 2000 did not have a material effect on the financial position or results of operations of the Company. Management believes that the impact of the remaining provisions of FIN 44 will not have a material effect on the financial position or results of operations of the Company.

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 (SAB 101), Revenue Recognition in Financial Statements, which provides guidance on the recognition, presentation and disclosure of revenue in financials filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. The Company must adopt SAB 101 in the first quarter of fiscal 2001. Management is in the process of evaluating SAB 101 and the recently issued frequently asked questions and answers but believes that the implementation of SAB 101 will not have a material effect on the financial position or results of operations of the Company.

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


FOREIGN-EXCHANGE RISK

The table below provides information about derivative financial instruments that are sensitive to foreign currency exchange rates. The information is presented in U.S. dollar equivalents, the reporting currency of the Company. The Company purchases foreign-exchange contracts to hedge foreign currency exposure for underlying assets, liabilities and other obligations. The purpose of the Company's foreign-currency hedging activities is to protect the Company from the risk that the eventual net cash resulting from foreign denominated transactions will be adversely affected by changes in exchange rates. The table below presents the contract amounts, foreign exchange strike rate and the contract term as of September 30, 1999 and 1998.


                                Forward Contracts
                               September 30, 1999


(In thousands)                                  Contract 1  Contract 2   Contract 3
                                                ----------  ----------   ----------
Purchased three forward contracts
    Premium paid:                                $    30     $    31     $     5
    Contract amount:                               2,000       2,000       2,206
    Forward strike rate
      (United States Dollar/GB Pounds):           1.6140      1.6150
    Forward strike rate
      (Italian Lira/GB Pounds):                                             2,938
    Term of contract:                            2 months    3 months    3 months
                                                 --------    --------    --------

                               Forward Contracts
                               September 30, 1998

(In thousands)                                  Contract 1  Contract 2
                                                ----------  ----------
Purchased two forward contracts
    Premium paid:                                      2          1
    Contract amount:                                 500      1,000
    Forward strike rate (USD/GBP):                1.6293     1.6757
    Term of contract:                            4 months   2 months
                                                 --------   --------

As of September 30, 1999 and 1998 the fair value of these contracts was not significant.

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

PURCHASED SOFTWARE AND TECHNOLOGY LICENSES Purchased software consists of core intellectual property rights owned by the Company. Technology licenses represent payments for the rights to use and integrate third party technology into the Company's product offerings. Amounts capitalized are amortized on a straight-line basis over the estimated product life, ranging from three to ten years, or on the ratio of current revenues to total projected product revenues, whichever is greater.

ACCOUNTING FOR LONG-LIVED ASSETS The Company reviews property and equipment and purchased software and technology licenses for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of its carrying amount to estimated future net cash flows the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the asset exceeds the projected discounted future operating cash flows.

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

For contracts with multiple obligations (e.g. deliverable and undeliverable products, maintenance and other services), the Company allocates revenue to each component of the contract based on objective evidence of its fair value, which is specific to the Company. The Company recognizes revenue allocated to undelivered products when the criteria for product revenue set forth above are met. The Company recognizes revenue from maintenance fees and fees for ongoing customer support and product updates ratably over the period of the underlying contracts. Payments for maintenance and support contracts are generally made in advance and are non-refundable. For revenue allocated to education and consulting services or derived from the separate sale of such services, the Company recognizes revenue as the related services are performed. In 1998 and 1997, the revenue recognition policy for maintenance, education and consulting services was the same as set forth above.

The Company recognizes product revenue from royalty payments upon receipt of quarterly royalty reports from OEMs related to their product sales.

The Company performs ongoing credit evaluations of its customers' financial condition and does not require collateral. The Company maintains allowances for potential credit losses and such losses have been within management's expectations.

COOPERATIVE ADVERTISING The Company expenses advertising costs as incurred. The Company reimburses certain qualified customers for a portion of the advertising costs related to their promotion of the Company's products. The Company's maximum liability for reimbursement is accrued at the time revenue is recognized as a percentage of the qualified customer's net revenue derived from the Company's products. For 1999, 1998 and 1997, cooperative advertising expense totaled approximately $10.5 million, $9.2 million and $8.6 million, respectively.

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

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 (SAB 101), Revenue Recognition in Financial Statements, which provides guidance on the recognition, presentation and disclosure of revenue in financials filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. The Company must adopt SAB 101 in the first quarter of fiscal 2001. Management is in the process of evaluating SAB 101 and the recently issued frequently asked questions and answers but believes that the implementation of SAB 101 will not have a material effect on the financial position or results of operations of the Company.

STOCK-BASED COMPENSATION The Company accounts for its stock-based compensation plans using the intrinsic value method. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

FOREIGN CURRENCY TRANSLATION The functional currency of the Company's foreign subsidiaries is the local foreign currency. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate prevailing on the balance sheet date. Revenues, costs and expenses are translated at average rates of exchange prevailing during the period. Translation adjustments resulting from translation of intercompany accounts are accumulated as a separate component of shareholders' equity. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and have not been significant.

HEDGING OF FOREIGN CURRENCY TRANSACTIONS The Company utilizes foreign currency forward exchange contracts to hedge foreign currency market exposures of underlying assets, liabilities and other obligations. The Company does not use forward exchange contracts for speculative or trading purposes. The Company's accounting policies for these instruments are based on the Company's designation of such instruments as hedging transactions. The criteria the Company uses for designating an instrument as a hedge include the instrument's effectiveness in risk reduction and one-to-one matching of forward exchange contracts to underlying transactions. Gains and losses on currency forward contracts that are designated and effective as hedges of firm commitments are deferred and recognized in income in the same period that the underlying transactions are settled. Gains and losses on currency forward contracts that are designated and effective as hedges of existing transactions are recognized in income in the same period as losses and gains on the underlying transactions are recognized and generally offset. Gains and losses on any instruments not meeting the above criteria would be recognized in income in the current period. The Company transacts business in various foreign currencies. During 1997, the Company established hedging programs to protect against exposure on certain foreign denominated transactions through the use of foreign currency forward exchange contracts. At September 30, 1999 and 1998, the Company had foreign exchange contracts, all having maturities of 90 days or less, to sell approximately $6,206,000 and $1,500,000 in U.S. dollars, respectively.

The fair value of these contracts at September 30, 1999 is not significant. The counterparties to these contracts are substantial and credit worthy multinational commercial banks. The risks of counterparty nonperformance associated with these contracts are not considered to be significant. As of September 30, 1999 and 1998 the following contracts were outstanding.


                                                    September 30, 1999
                                         ----------------------------------------
(In thousands)                           Contract 1     Contract 2     Contract 3
                                         ----------     ----------     ----------
Purchased three forward contracts
   Premiums paid:                       $     30          $     31      $       5
   Contract amount                         2,000             2,000          2,206
   Forward strike rate
     (United States Dollars/GB Pounds):   1.6140            6.6150
   Forward strike rate
     (Italian Lira/GB Pounds):                                              2,938
   Term of contract:                    2 months          3 months       3 months

                                             September 30, 1998
                                          ------------------------
(In thousands)                            Contract 1    Contract 2
                                          ----------    ----------
Purchased two forward contracts
   Premium paid:                                   2             1
   Contract amount:                              500         1,000
   Forward strike rate (United States
     Dollars/GB Pounds):                      1.6293        1.6757
   Term of contract:                        4 months      2 months


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

The Company's management believes the uncertainty regarding the timing of the realization of net deferred tax assets requires a valuation allowance. As a result a valuation has been established to reduce gross deferred tax assets to the level that management believes will, more likely than not, be recovered. Management has based this analysis on future projections, the Company's recent history of profits and on the amounts which will be recovered based on profitable operations in a number of the Company's foreign subsidiaries.

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
                                    =======    =======    =======    =======    =======


NOTE 14 - INVESTMENTS

In November 1996, the Company purchased $2.0 million of convertible debentures of a domestic distribution channel partner. In February 1999, the Company elected to convert, in its entirety, the debenture into shares of preferred stock. In the event the partner has not consummated an underwritten public offering or other liquidity event by March 2001 which returns to the Company its entire $2.0 million investment, the Company shall be entitled to redeem the preferred shares for $2.0 million plus 6% per annum per year on such amount commencing March 1999. Said sum may be paid immediately upon redemption or may be paid in up to six equal quarterly installments of principal plus interest, at an interest rate equal to the prime rate, adjusted quarterly. The Company's ownership of preferred stock in the distribution partner represents 19.9% of the distribution company's equity, and the Company has the right to have one Board member who has observation rights only. The Company accounts for the investment using the cost method as it is not deemed to exert significant influence. During 1999 the Company recorded an impairment charge of $1.0 million to adjust the value of its investment in the net assets of the distribution partner.

In January 1995, the Company purchased 10% of the preferred stock of Rainmaker Systems, Inc. ("Rainmaker"), another of the Company's domestic distribution partners, in exchange for cash, product and equipment valued at $1.0 million. In addition, the Company loaned $1.0 million to Rainmaker in exchange for convertible debentures. In February 1999, the Company exchanged the preferred stock and debentures for shares of Series D Convertible Participating Preferred Stock (the "Series D Preferred"). The Company sold a portion of these shares and this investment is valued at $1.4 million at September 30, 1999. On August 30, 1999 the Company entered into a "Put and Call" agreement which allows it to sell up to 307,692 shares of Rainmaker stock at a price of $6.50 per share. As of September 30, 1999 there were no exercises against this agreement. The Company does not have a position on the Board of Directors. Due to the relatively small number of shares held by the Company, the Company does not have the ability to exercise influence over Rainmaker, and consequently, the Company's investment is accounted for under the cost method. As of September 30, 1999, the Company held 4,013,459 shares of Rainmaker preferred stock, at a cost basis of $0.3377 per share. For the year ended September 30, 1999, the Company sold 1,704,011 shares, resulting in a net gain of $3,271,860.

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

                                              Fiscal Year Ended September 30,
                                           ------------------------------------
(In thousands)                               1999          1998           1997
                                            --------      --------      --------
NET REVENUES:
United States                               $ 96,809      $ 83,037      $ 84,483
Canada and Latin America                      12,606         9,801         9,660
Europe, Middle East, India and Africa         95,270        63,379        78,370
Asia Pacific                                  18,161        14,471        18,751
Corporate Adjustments                            778         1,212         2,396
                                            --------      --------      --------
Total net revenues                          $223,624      $171,900      $193,660
                                            ========      ========      ========

GROSS MARGIN: (1)
United States                               $ 73,576
Canada and Latin America                       9,276
Europe, Middle East, India and Africa         76,943
Asia Pacific                                  14,615
Corporate Adjustments                            611
                                            --------
Total gross margin                          $175,021
                                            ========

LONG-LIVED ASSETS
United States                               $ 31,058      $ 34,779      $ 40,264
Canada and Latin America                         122            15            37
Europe, Middle East, India and Africa          5,234         4,897         4,177
Asia Pacific                                     155           200           315
Other international operations                    50            50            50
                                            --------      --------      --------
Total long-lived assets                     $ 36,619      $ 39,941      $ 44,843
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

NOTE 17 - SUBSEQUENT EVENTS

On November 17, 1999, Rainmaker completed an initial public offering of its common stock. On such date, the shares of Series D Preferred held by the Company automatically converted into shares of Rainmaker's common stock on a one-for-one basis. In connection with Rainmaker's initial public offering, the Company has agreed not to sell or otherwise dispose of any of these shares for a period extending 180 days from the date of the prospectus covering the initial common stock subject to compliance with securities laws, including volume limitations. The Company will account for these shares as available for sale securities and records them at fair market value, based on quoted market prices with any unrealized gains or losses included as part of accumulated other comprehensive income. As the Company has recorded a valuation allowance for a portion of its deferred tax assets, the tax effect of any unrealized gain will be recorded against the valuation allowance recorded. Any resulting reversal of the valuation allowance will be recorded in accumulated other comprehensive income as the reversal does not relate to an item included in the statement of operation. Rainmaker's common stock is traded on the Nasdaq National Market under the symbol "RMKR."

In December 1999, the Company purchased $0.3 million of convertible debentures of a strategic partner. The Company may convert the debentures at any time prior to December 2001 into 333,333 shares of preferred stock. The Company has the right to invest up to an additional $0.7 million in exchange for similar debentures, such right to expire in June 2000. The Company also has a warrant to purchase up to 666,666 shares of preferred stock, such warrants to expire December 2004. If the Company elects not to convert the debentures prior to December 2001, the strategic partner shall immediately pay the principal sum owing plus accrued interest. The Company's equity ownership is less than 5% and as the Company does not have the ability to exercise significant influence over the strategic partner, the Company's investment will be accounted for under the cost method.


NOTE 18 - SUBSEQUENT EVENTS (UNAUDITED)

SUBSEQUENT EVENTS

During the second quarter of fiscal 2000, the Company announced and completed a restructuring plan, which resulted in a one-time charge of $5.9 million. The charge included a reduction in headcount of approximately 70 employees, write-offs of certain acquired technologies, write-offs of certain fixed assets, and elimination of non-essential facilities. Of the $5.9 million charge, $4.6 million related to cash expenditures and $1.3 million related to non-cash charges. Included in the non-cash charges were technology write offs of $667,000, resulting from the termination of product development which no longer had alternative future use. The Company has restructured its business operations into three independent divisions, each with a separate management team and dedicated development, marketing and sales organizations - the Server Software Division, the Tarantella Division and the Professional Services Division. The Company believes this reorganization creates independent focused teams that can pursue revenue in their respective markets and was effective April 1, 2000. The Company believes that as a result of creating these independent, focused organizations the Company will be better able to control and measure the success of these businesses. The restructuring charge related to cash expenditures included $3.6 million for severance costs and $1.0 million for facilities costs. The majority of the reduction in force was in product development for the Server Software Division. As of June 30, 2000, a total of 56 positions have been eliminated. The Company anticipates that the majority of the payments will be made by the end of fiscal 2000.

During the fourth quarter of fiscal 2000, the Company announced a restructuring plan, which resulted in a one-time charge of approximately $7 million. The restructuring includes plans to eliminate various regional offices in the United States, United Kingdom, Latin America and Asia Pacific. The charge includes a reduction in total headcount of approximately 157 employees write offs to certain fixed assets and the elimination of nonessential facilities. The restructuring charges will affect the Server division of the Company.

The Company plans to eliminate various regional offices in the United States, United Kingdom, Latin America and Asia Pacific. The US regional facilities and the Watford, UK leases have been or will be vacated and restored, and subsequently sub-let or terminated by the second quarter of 2001. The remaining international offices also plan to be vacated immediately. The sublease income is expected to cover the full amount of the lease.

The restructuring charge includes $4.6 million for the costs associated with the reduction in force, $1.8 million related to the costs of planned facility elimination and changes, and $0.6 million related to costs associated with the disposal of fixed assets.

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

KPMG LLP

Mountain View, California
October 22, 1997

THE SANTA CRUZ OPERATION, INC.
QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                                                Three Months Ended
                                         -----------------------------------------------------------------------------------------
(In thousands, except                    Sept. 30,   June 30,    Mar. 31,    Dec. 31,    Sept. 30,  June 30,   Mar. 31,    Dec. 31,
per share data)                            1999        1999        1999        1998        1998      1998(1)     1998        1997
                                         --------    --------    --------    --------    -------   --------    --------    -------
Net revenues                             $ 58,120    $ 57,060    $ 55,738    $ 52,706    $48,622   $ 25,241    $ 50,540    $47,497
Cost of revenues                           11,955      12,353      12,427      11,868     10,473     10,126      12,953     12,346
                                           ------      ------      ------      ------     ------     ------      ------     ------
        Gross margin                       46,165      44,707      43,311      40,838     38,149     15,115      37,587     35,151
                                           ------      ------      ------      ------     ------     ------      ------     ------
Operating expenses:
     Research and
         development                       10,328      10,265      10,287       9,890     10,066     10,157      10,411     10,759
     Sales and marketing                   26,143      24,267      23,612      23,057     20,393     20,445      19,187     19,619
     General and
         administrative                     4,758       5,691       5,777       4,573      5,078      4,626       4,250      4,604
                                           ------      ------      ------      ------     ------     ------      ------     ------
        Total operating
            expenses                       41,229      40,223      39,676      37,520     35,537     35,228      33,848     34,982
                                           ------      ------      ------      ------     ------     ------      ------     ------
        Operating income (loss)             4,936       4,484       3,635       3,318      2,612    (20,113)      3,739        169
Other income (expense):
     Interest income, net                     410         458         498         576        637        679         470        475
     Other income (expense), net              905         598         446         (10)       230        (53)        (52)       101
                                           ------      ------      ------      ------     ------     ------      ------     ------
        Income (loss) before
            income taxes                    6,251       5,540       4,579       3,884      3,479    (19,487)      4,157        745

     Income taxes                             876       1,005         735         780        800      1,482         956        321
                                           ------      ------      ------      ------     ------     ------      ------     ------

        Net income (loss)                   5,375       4,535       3,844       3,104      2,679    (20,969)      3,201        424
Other comprehensive income (loss),
     net of tax                                (5)        (26)       (597)       (256)       317        (46)        159        223
                                           ------      ------      ------      ------     ------     ------      ------     ------
        Comprehensive income (loss)      $  5,370    $  4,509    $  3,247    $  2,848    $ 2,996   ($21,015)   $  3,360    $   647
                                           ------      ------      ------      ------     ------     ------      ------     ------
        Earnings (loss) per share:
            Basic                        $   0.16    $   0.13    $   0.11    $   0.09    $  0.08   ($  0.59)   $   0.09    $  0.01
            Diluted                      $   0.14    $   0.13    $   0.11    $   0.09    $  0.08   ($  0.59)   $   0.09    $  0.01
                                           ------      ------      ------      ------     ------     ------      ------     ------
        Shares used in earnings (loss)
           per share calculation:
            Basic                          33,880      33,951      34,339      34,757     35,221     35,611      36,094     36,345
            Diluted                        38,319      36,082      35,394      35,321     35,408     35,611      36,431     37,094
                                           ======      ======      ======      ======     ======     ======      ======     ======

(1) During the three months ended June 30, 1998 the Company recorded a reserve of $16.1 million in respect of a one term return right granted to the Company's and the elimination of the remaining balance of channel inventory.